4

Follow-Up Materials



06013121

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Banco Hipotecario

*CURRENT ADDRESS

PROCESSED
MAY 09 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34946 FISCAL YEAR 12-31-05

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 5/4/06

82-34946

RECEIVED

2006 MAY -4 A 10:04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BALANCE SHEET

For the fiscal year ended 12-31-2005
In comparative format with the previous year
In thousands of pesos

BANCO HIPOTECARIO

AR/S 12-31-05

		2005	2004
	ASSETS		
A	**Cash and cash resources**	**275.465**	**316.423**
	Cash	41.427	43.039
	Banks and correspondents	110.347	139.429
	Others – (Note 7.2.)	123.691	133.955
B	**Government and Corporate Securities (Schedule A and Note 7.4.)**	**2.172.123**	**816.200**
	Holdings in investment accounts	1.676.966	262.876
	Holdings of trading securities	189.247	115.101
	Unlisted government securities	239.504	234.704
	Investments in listed corporate securities	30.133	49.233
	Securities issued by the BCRA	36.273	154.286
C	**Loans (Schedules B, C and D and Notes 7.3. and 7.5.)**	**2.202.186**	**2.527.677**
	To the non-financial public sector	278.112	843.774
	To the financial sector	21.872	84.333
	To the non-financial private sector and residents abroad	2.074.893	1.886.712
	Overdraft facilities	217.183	145.690
	Promissory notes	15.969	-
	Mortgage loans	1.552.110	1.643.093
	Pledge loans	5.912	2.235
	Consumer loans	158.908	19.712
	Credit cards	57.343	3.655
	Unallocated collections	(16.451)	(11.949)
	Others	56.632	60.429
	Accrued interest and quotation differences receivable	27.556	23.847
	Documented interest	(269)	-
	Allowances (Schedule J and Notes 9 and 10)	(172.691)	(287.142)
D	**Other receivables for financial transactions (Schedules B, C and D and Notes 7.3. and 7.6.)**	**2.747.821**	**4.512.195**
	Argentine Central Bank	3.160	2.132
	Amounts receivable for spot and forward sales to be settled	694	12.528
	Securities to be received under spot and forward purchases to be settled	1.513.146	1.140.680
	Balances of forward transactions not yet settled without delivery of underlying asset	21.174	-
	Others not included in the debtor classification regulations (Note 13)	1.026.583	3.051.965
	Others included in the debtor classifications regulations (Notes 13 and 14)	203.993	337.752
	Accrued interest receivable included in the debtor classification regulations (Note 14)	12.212	14.396
	Allowances (Schedule J)	(33.141)	(47.258)

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A

Ricardo Flammini
For the Syndics Committee

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 176 F° 82

BALANCE SHEET

For the fiscal year ended 12-31-2005
In comparative format with the previous year
In thousands of pesos

BANCO HIPOTECARIO

		2005	2004
F	**Investments in other companies (Schedule E and Notes 7.7. and 30)**	**115.436**	**119.351**
	In financial institutions	74.603	73.670
	Others	40.833	45.681
G	**Miscellaneous Receivables (Note 7.8.)**	**401.342**	**623.161**
	Minimum notional income tax credit	25.107	-
	Others (Note 15)	385.689	649.320
	Other accrued interest receivable	-	1.698
	Allowances (Schedule J)	(9.454)	(27.857)
H	**Bank Premises and Equipment (Schedule F and Note 7.9.)**	**85.675**	**89.409**
I	**Miscellaneous Assets (Schedule F and Note 7.9.)**	**24.633**	**23.797**
J	**Intangible Assets (Schedule G and Note 7.11.)**	**4.983**	**6.263**
	Organization and development expenses	4.983	6.263
K	**Unallocated Items**	**19**	**2.606**
	TOTAL ASSETS	**8.029.683**	**9.037.082**

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 176 F° 82

BALANCE SHEET
For the fiscal year ended 12-31-2005
In comparative format with the previous year
In thousands of pesos

BANCO HIPOTECARIO

		2005	2004
	LIABILITIES		
L	**Deposits (Schedules H and I and Notes 7.3., 7.12. and 29)**	**539.800**	**236.392**
	Non-financial public sector	34.379	20.006
	Financial sector	4.288	4.389
	Non-financial private sector and residents abroad	501.133	211.997
	Current accounts	16.516	17.473
	Savings accounts	126.094	73.875
	Time deposits	291.381	34.550
	Investment accounts	56.700	80.260
	Others	7.589	4.945
	Accrued interest and quotation differences payable	2.853	894
M	**Other liabilities for financial transactions (Schedule I and Notes 7.3., 7.13. and 7.14.)**	**5.011.709**	**6.512.749**
	Argentine Central Bank	467.489	2.198.115
	Others	467.489	2.198.115
	Banks and international entities	303.150	490.848
	Unsubordinated negotiable obligations (Note 17)	2.679.612	2.717.257
	Amounts payable under spot and forward purchases to be settled	1.358.627	976.854
	Securities to be delivered under spot and forward sales to be settled	690	13.543
	Premiums on options written	32	3.452
	Loans from domestic financial institutions	69.000	-
	Others (Note 20)	56.779	51.310
	Accrued interest and quotation differences payable	76.330	61.370
N	**Miscellaneous liabilities**	**48.777**	**47.312**
	Fees	2.734	5.817
	Others (Note 21)	46.043	41.495
O	**Allowances (Schedule J and Notes 7.10., 7.15. and 22)**	**209.740**	**275.781**
Q	**Unallocated Items**	**2.542**	**5.688**
	TOTAL LIABILITIES	**5.812.568**	**7.077.922**
	SHAREHOLDERS' EQUITY (per related statement) (Note 7.19.)	**2.217.115**	**1.959.160**
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**8.029.683**	**9.037.082**

Notes and Schedules are an integral part of these financial statements.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 176 F° 82

INCOME STATEMENT

For the fiscal year ended 12-31-2005

In comparative format with the previous year

In thousands of pesos

INCOME STATEMENT

For the fiscal year ended 12-31-2005
In comparative format with the previous year
In thousands of pesos

BANCO
HIPOTECARIO

		2005	2004
A	**Financial income**	**730.432**	**707.880**
	Interest on cash and cash resources	1.770	595
	Interest on loans to the financial sector	1.529	748
	Interest on overdraft facilities	10.920	5.145
	Interest on promissory notes	163	8
	Interest on mortgage loans	145.269	161.603
	Interest on pledge loans	507	71
	Interest on credit card loans	2.638	23
	Interest on other loans	30.411	11.133
	Interest on other receivables for financial transactions	29.567	28.541
	Net income from government and corporate securities	170.580	117.844
	Net loss on options	1.711	-
	Net income from secured loans – Decree 1387/01	59.596	32.779
	Adjustment from application of CER	167.513	69.043
	Adjustment from application of CVS	684	62.104
	Others (Note 23)	107.574	218.243
B	**Financial Expenses**	**455.388**	**296.442**
	Interest on current account deposits	365	173
	Interest on savings account deposits	3.055	1.406
	Interest on time deposits	8.249	1.431
	Interest on loans from financial sector	906	5.169
	Interest on other liabilities for financial transactions	173.458	106.626
	Other interest	39.023	48.787
	Net loss on options	-	8.234
	Adjustment from application of CER	207.391	108.969
	Others (Note 23)	22.941	15.647
	GROSS INTERMEDIATION MARGIN	**275.044**	**411.438**
C	**Loan Loss Provision**	**19.786**	**17.130**
D	**Income from services**	**81.729**	**67.433**
	Linked with lending transactions	5.110	134
	Linked with borrowing transactions	3.818	3.005
	Others (Note 24)	72.801	64.294
E	**Expenses for Services**	**37.181**	**26.939**
	Commissions	9.328	10.388
	Others (Note 25)	27.853	16.551

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 176 F° 82

INCOME STATEMENT

For the fiscal year ended 12-31-2005
In comparative format with the previous year
In thousands of pesos

BANCO
HIPOTECARIO

		2005	2004
G	**Administrative expenses**	**129.884**	**105.335**
	Personnel expenses	69.447	57.765
	Directors' and syndics' fees	2.059	2.029
	Other fees	9.624	6.157
	Advertising and publicity	10.127	4.644
	Taxes	10.801	9.978
	Other operating expenses (Note 26)	23.426	21.841
	Others	4.400	2.921
	NET INCOME FROM FINANCIAL TRANSACTIONS	**169.922**	**329.467**
I	**Miscellaneous income**	**128.876**	**100.501**
	Loss on long-term investments	-	10.713
	Penalty interest	7.573	9.430
	Loans recovered and allowances reversed	106.319	53.019
	Others (Note 27)	14.984	27.339
J	**Miscellaneous losses**	**45.491**	**150.825**
	Loss on long-term investments	3.915	-
	Penalty interest and charges in favor of the BCRA	13	30
	Loan loss provision for miscellaneous receivables and other provisions	21.545	103.567
	Others (Note 28)	20.018	47.228
	NET INCOME BEFORE INCOME TAX	**253.307**	**279.143**
	NET INCOME FOR THE YEAR - INCOME	**253.307**	**279.143**

Notes and Schedules are an integral part of these financial statements.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 176 F° 82

STATEMENT OF SOURCE AND APPLICATION OF FUNDS

For the fiscal year ended 12-31-2005
In comparative format with the previous year
In thousands of pesos

BANCO HIPOTECARIO

	2005	2004
Changes in funds		
Cash and cash resources at beginning of year	316.423	379.002
Increase (decrease) in funds	(40.958)	(62.579)
Cash and cash resources at end of year	275.465	316.423
Reasons for changes in funds in uniform currency		
Plus:		
Financial income collected	507.679	670.763
Income from services collected	81.729	67.433
Less:		
Financial expenses paid	232.093	437.742
Expenses for services paid	37.181	26.939
Administrative expenses paid	121.343	97.991
Funds provided by ordinary transactions	198.791	175.524
Other sources of funds	1.639.450	409.283
Net increase in deposits	303.408	113.285
Increase in other liabilities for financial transactions	-	-
Net decrease in government and corporate securities	1.062.945	-
Decrease in loans	195.353	-
Net decrease in other assets	25.654	295.998
Other sources of funds	52.090	-
Total sources of funds	**1.838.241**	**584.807**
Other uses of funds	1.879.199	647.386
Net increase in government and corporate securities	-	14.607
Net increase in loans	-	74.375
Net increase in other receivables for financial transactions	804.972	167.556
Net decrease in other liabilities for financial transactions	1.009.800	366.474
Net decrease in other liabilities	64.427	12.753
Other uses of funds	-	11.621
Total uses of funds	**1.879.199**	**647.386**
Increase (decrease) in funds	(40.958)	(62.579)

Notes and Schedules are an integral part of these financial statements.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A..

Signed for purposes of identification with our report dated February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 176 F° 82

BANCO HIPOTECARIO

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the fiscal year ended 12-31-2005

In comparative format with the previous year

In thousands of pesos

Changes	Capital Stock	Non-Capitalized Contributions		Equity adjustments	Profit reserves		Retained earnings	Total for the fiscal year 12-31-05	Total for the fiscal year 12/31/2004
		Share issuance premiums	Irrevocable contributions for future capital increases		Legal	Others			
1. Opening balances	1.500.000	-	1	1.797.623	1.022.078	169.608	(2.530.150)	1.959.160	1.680.825
2. Prior year adjustment (Note 38)							4.648	4.648	(808)
3. Subtotal	1.500.000	-	1	1.797.623	1.022.078	169.608	(2.525.502)	1.963.808	1.680.017
4. Net income for the year							253.307	253.307	279.143
5. Closing balances	**1.500.000**	-	**1**	**1.797.623**	**1.022.078**	**169.608**	**(2.272.195)**	**2.217.115**	**1.959.160**

Signed for purposes of identification with our report dated February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A

Ricardo Flammini
For the Syndics Committee

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 176 F° 82

MEMORANDUM ACCOUNTS
For the period ended 12-31-05
In comparative format with the previous year
In thousands of pesos

BANCO HIPOTECARIO

	2005	2004
DEBIT	**12.392.740**	**11.969.691**
Contingencies	**8.312.534**	**8.425.700**
Loans obtained (unused balances)	80.683	-
Guarantees received	1.563.058	1.688.851
Others not included in the debtor classification regulations	4.325.681	4.072.410
Contingencies – re. contra items	2.343.112	2.664.439
Control	**3.070.783**	**3.526.619**
Loans classified as non-recoverable	1.108.354	921.208
Others	1.567.596	2.578.917
Control – re. contra items	394.833	26.494
Derivatives	**1.009.423**	**17.372**
"Notional" value of forward transactions without delivery of the un	515.244	-
Derivatives - re. contra items	494.179	17.372
CREDIT	**12.392.740**	**11.969.691**
Contingencies	**8.312.534**	**8.425.700**
Loans granted (unused balances) included in the debtor classification regulations (Schedules B, C and D)	60.511	9.468
Guarantees provided to the BCRA	357.542	911.197
Other guarantees not included in the debtor classification regulations	311.177	569.707
Contingencies – re. contra items	7.583.304	6.935.328
Control	**3.070.783**	**3.526.619**
Amounts to be credited	154.314	28.319
Control – re. contra items	2.674.187	3.498.300
Others	242.282	-
Derivatives	**1.009.423**	**17.372**
"Notional" value of call options written	109	17.372
"Notional" value of forward transactions without delivery of the un	494.070	-
Derivatives – re. contra items	515.244	-

Notes and Schedules are an integral part of these financial statements.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A

Ricardo Flammini
For the Syndics Committee

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 176 F° 82

GOVERNMENT AND CORPORATE SECURITIES

For the fiscal year ended 12-31-2005
In comparative format with the previous year
In thousands of pesos

BANCO HIPOTECARIO

SCHEDULE (A)

Description	Identification	Holding			Position without options	Options	Final position
		Market value	Book value 12-31-05	Book value 12-31-04			
LISTED GOVERNMENT SECURITIES							
- Holdings of investment accounts							
Argentina		1,484,652	1,676,966	262,876	1,676,966	-	1,676,966
In foreign currency		1,484,652	1,676,966	262,876	1,676,966	-	1,676,966
Boden 2012 – Compensating Bond	ARR6123=BA	1,484,652	1,676,966	262,876	1,676,966	-	1,676,966
Subtotal investment accounts		1,484,652	1,676,966	262,876	1,676,966	-	1,676,966
- Holdings of trading securities							
Argentina		189,247	189,247	115,101	189,247	-	189,247
In pesos		189,247	189,247	115,101	189,247	-	189,247
National Government Bonds in pesos 2 % -2007	BODEN 2007	59,935	59,935	31,007	59,935	-	59,935
National Government Bonds in pesos 2 % - 2008	BODEN 2008	70,618	70,618	38,152	70,618	-	70,618
Consolidation Bond Series 4 - 2%	PRO 12	-	-	16,000	-	-	-
Secured Bond	BOGAR 2018	-	-	2,285	-	-	-
Suppliers Bond in US dollars Series 4	PRE VIII	56,240	56,240	27,657	56,240	-	56,240
Social Security Debt Consolidation Bond in Pesos Series 3	PRE V	293	293	-	293	-	293
Suppliers Bond in Pesos Series 4	PRO VII	285	285	-	285	-	285
Par Bond in pesos	PAVP	46	46	-	46	-	46
Discount Bond in pesos	DIVP	48	48	-	48	-	48
GDP-Linked Negotiable Securities in Pesos	TVPP	1,782	1,782	-	1,782		1,782
Subtotal trading securities		189,247	189,247	115,101	189,247	-	189,247
TOTAL LISTED GOVERNMENT SECURITIES		**1,673,899**	**1,866,213**	**377,977**	**1,866,213**	-	**1,866,213**

Signed for purposes of identification with our report dated February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T°1 - F°17
Mirta S. Maletta
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 176 F° 82

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

GOVERNMENT AND CORPORATE SECURITIES

For the fiscal year ended 12-31-2005
In comparative format with the previous year
In thousands of pesos

Description	Identification	Holding: Market value	Holding: Book value 12-31-05	Holding: Book value 12-31-04	Position without options	Options	Final position
UNLISTED GOVERNMENT SECURITIES							
Argentina		-	239,504	234,704	239,504	-	239,504
In pesos		-	239,504	200,252	239,504	-	239,504
National Government Secured Bonds	BOGAR		212,964	197,217	212,964	-	212,964
Discount Bond in pesos	DIVP	-	26,540	-	26,540	-	26,540
Medium-term Treasury Bonds – 11.25% - due 2004	ARTY04FD3=ME	-	-	126	-	-	-
Medium-term Treasury Bonds – 8.755% - due 2002	ARTY02FD3=ME	-	-	270	-	-	-
US dollar Suppliers Bond Series 2	PRO IV	-	-	440	-	-	-
Peso Suppliers Bond Series 3	PRO V	-	-	376	-	-	-
Peso Suppliers Bond Series 5	PRO IX	-	-	334	-	-	-
Other government securities		-	-	1,489	-	-	-
In foreign currency		-	-	34,452	-	-	-
Argentine Republic External Bills		-	-	34,452	-	-	-
TOTAL UNLISTED GOVERNMENT SECURITIES		-	239,504	234,704	239,504	-	239,504
INVESTMENTS IN LISTED CORPORATE SECURITIES							
- Other equity securities							
Argentina		30,133	30,133	49,233	30,133	-	30,133
In pesos		4,777	4,777	36,088	4,777	-	4,777
CHA Series 1		963	963	521	963	-	963
CHA Series 2		738	738	2,763	738	-	738
CHA Series 3		970	970	-	970	-	970
CHA Series 4		1,187	1,187	-	1,187	-	1,187
CHA Series 5		645	645	-	645	-	645
Red Mutual		-	-	2,246	-	-	-
Aluar S.A.		-	-	2,096	-	-	-
Bansud S.A.		-	-	8,856	-	-	-
Siderar S.A.		-	-	4,987	-	-	-
Class C Hidroeléctrica Piedra del Aguila due 12/31/2013		-	-	5,071	-	-	-
Class D Hidroeléctrica Piedra del Aguila due 12/31/2013		-	-	633	-	-	-
Petrobras Energía		274	274	-	274	-	274
Telecom S.A.		-	-	6,879	-	-	-
Transportadora Gas del Sur		-	-	1,906	-	-	-
Tarjeta Shopping Trust Debt Securities, Series 5		-	-	130	-	-	-
In foreign currency		25,356	25,356	13,145	25,356	-	25,356
Banco Galicia negotiable obligations due 2010		15,794	15,794	13,145	15,794	-	15,794
Transportadora Gas del Sur S.A.		8,947	8,947	-	8,947	-	8,947
Acindar S.A.		615	615	-	615	-	615
TOTAL INVESTMENTS IN LISTED CORPORATE SECURITIES		30,133	30,133	49,233	30,133	-	30,133
SECURITIES ISSUED BY THE BCRA							
- Securities issued by the BCRA		36,273	36,273	154,286	36,273	-	36,273
BCRA Bills	ARVEY 43=BA	9,073	9,073	144,355	9,073	-	9,073
BCRA Bills for repo transactions		-	-	9,931	-	-	-
BCRA notes		27,200	27,200	-	27,200	-	27,200
TOTAL SECURITIES ISSUED BY THE BCRA		36,273	36,273	154,286	36,273	-	36,273
TOTAL		1,740,305	2,172,123	816,200	2,172,123	-	2,172,123

Signed for purposes of identification with our report dated February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 176 F° 82

CLASSIFICATION OF FINANCING ACCORDING TO STATUS AND GUARANTEES RECEIVED

For the fiscal year ended 12-31-2005
In comparative format with the previous year
In thousands of pesos

BANCO HIPOTECARIO

SCHEDULE (B)

CLASSIFICATION OF FINANCING ACCORDING TO STATUS AND GUARANTEES RECEIVED

COMMERCIAL PORTFOLIO	2005	2004
Normal situation	**720.862**	**1.219.422**
With "B" preferred collateral and counter-guarantees	853	659
Without any preferred collateral or counter-guarantees	720.009	1.218.763
Potential risk	**6.621**	**1.040**
With "B" preferred collateral and counter-guarantees	-	1.037
Without any preferred collateral or counter-guarantees	6.621	3
Problematic	**5.246**	-
With "B" preferred collateral and counter-guarantees	-	-
Without any preferred collateral or counter-guarantees	5.246	-
High risk of insolvency	**1.212**	**1.212**
With "B" preferred collateral and counter-guarantees	-	-
Without any preferred collateral or counter-guarantees	1.212	1.212
Uncollectible	**154**	**3.396**
With "B" preferred collateral and counter-guarantees	1	153
Without any preferred collateral or counter-guarantees	153	3.243
Uncollectible for technical reasons	-	**1.019**
With "B" preferred collateral and counter-guarantees	-	-
Without any preferred collateral or counter-guarantees	-	1.019
TOTAL COMMERCIAL PORTFOLIO	734.095	1.226.089

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 176 F° 82

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

CLASSIFICATION OF FINANCING ACCORDING TO STATUS AND GUARANTEES RECEIVED

For the fiscal year ended 12-31-2005
In comparative format with the previous year
In thousands of pesos

BANCO HIPOTECARIO

SCHEDULE (B)
Continued

CLASSIFICATION OF FINANCING ACCORDING TO STATUS AND GUARANTEES RECEIVED

CONSUMER AND HOUSING PORTFOLIO	2005	2004
Normal performance	**1.650.225**	**1.489.566**
With "B" preferred collateral and counter-guarantees	1.371.076	1.376.632
Without any preferred collateral or counter-guarantees	279.149	112.934
Inadequate performance	**80.573**	**103.167**
With "B" preferred collateral and counter-guarantees	67.264	96.529
Without any preferred collateral or counter-guarantees	13.309	6.638
Deficient performance	**43.090**	**59.212**
With "B" preferred collateral and counter-guarantees	35.411	54.057
Without any preferred collateral or counter-guarantees	7.679	5.155
Difficult collection	**61.333**	**85.851**
With "B" preferred collateral and counter-guarantees	48.212	71.757
Without any preferred collateral or counter-guarantees	13.121	14.094
Uncollectible	**53.406**	**173.678**
With "B" preferred collateral and counter-guarantees	17.766	56.825
Without any preferred collateral or counter-guarantees	35.640	116.853
Uncollectible for technical reasons	**28.871**	**38.872**
With "B" preferred collateral and counter-guarantees	22.475	31.202
Without any preferred collateral or counter-guarantees	6.396	7.670
TOTAL CONSUMER AND HOUSING PORTFOLIO	1.917.498	1.950.346
GENERAL TOTAL	2.651.593	3.176.435

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 176 F° 82

BANCO HIPOTECARIO

CONCENTRATION OF FINANCING

For the fiscal year ended 12-31-2005
In comparative format with the previous year
In thousands of pesos

SCHEDULE (C)

Number of customers	FINANCING			
	2005		2004	
	Debt balance	% of total portfolio	Amount	% of total portfolio
10 largest customers	546,612	20.61%	1,102,779	34.72%
50 following largest customers	185,676	7.00%	125,237	3.94%
100 following largest customers	26,975	1.02%	19,398	0.61%
Rest of customers	1,892,330	71.37%	1,929,021	60.73%
Total	**2,651,593**	**100%**	**3,176,435**	**100%**

Signed for purposes of identification with
our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 176 F° 82

BREAKDOWN OF FINANCING ACCORDING TO MATURITY DATES

For the fiscal year ended 12-31-2005

In thousands of pesos

BANCO HIPOTECARIO

SCHEDULE (D)

Item	Past due portfolio	Remaining terms to maturity						
		1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Non-financial public sector	3,184	3,300	2,160	3,511	6,632	20,402	238,923	278,112
Financial sector	-	460	21,412	-	-	-	-	21,872
Non-financial private sector and residents abroad	28,390	442,597	77,615	82,160	114,858	204,797	1,401,192	2,351,609
Total	**31,574**	**446,357**	**101,187**	**85,671**	**121,490**	**225,199**	**1,640,115**	**2,651,593**

Signed for purposes of identification with our report dated February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 176 F° 82

BANCO HIPOTECARIO

BREAKDOWN OF INVESTMENTS IN OTHER COMPANIES
For the fiscal year ended 12-31-2005
In comparative format with the previous year
In thousands of pesos

SCHEDULE (E)

In thousands of pesos

Item	Shares and/or units						Information on the issuer				
Description	Class	Face value per unit	Votes per share	Number	Amount at 12-31-05	Amount at 12/31/2004	Principal line of business	Data on latest fin. statements – End of period/year	Capital Stock	Shareholders' Equity	Result for the period/year
- **In Financial Institutions, supplementary and authorized activities**											
Controlled - Argentina											
- BACS Banco de Crédito y Securitización S.A.	ordinary	1	1	43,750,000	74,603	73.670	Banking	12/31/2005	62,500	106,576	1,332
- BHN Sociedad de Inversión S,A,	ordinary	1	1	17,999,920	37,359	42.472	Investments	09/30/2005	18,000	37,362	(4,898)
(*) - V.R.Tasaciones y Certificaciones S.A.	ordinary	1	1	200,000	-	-	Assessments and certifications	12/31/2000	200	n/d	n/d
Subtotal controlled - Argentina					111,962	116.142					
- **In other companies**											
Controlled - Argentina											
- BHN Inmobiliaria S.A.	ordinary	1	1	1,899,880	3,463	3.198	Real state trans. broker	12/31/2005	1,900	3,463	168
Subtotal controlled - Argentina					3,463	3.198					
Non-controlled - Argentina											
(*) - BHN Vida S.A.	ordinary	1	1	120	-	-	Insurance	09/30/2005	5,112	5,815	(579)
(*) - BHN Seguros Generales S.A.	ordinary	1	1	120	-	-	Insurance	09/30/2005	5,112	7,180	(260)
- Mercado Abierto Electrónico S.A.	ordinary	1,200	1	1	4	4	Securities open market	09/30/2003	1,361	4,092	1,886
- ACH S.A.	ordinary	1	1	2,500	7	7	Electronic payment company	12/31/2004	650	1,153	142
(*) - V.R. Particulares S.A.	ordinary	1	1	15,000	-	-	Holdings adm.	12/31/2000	120	n/d	n/d
Subtotal Non-controlled - Argentina					11	11					
Total equity investments in other companies					115,436	119,351					

(*) PESO VALUE OF EQUITY INVESTMENTS

- BHN Vida S.A.	120
- BHN Seguros Generales S.A.	120
- V.R. Tasaciones y Certificaciones S.A.	1
- V.R. Particulares S.A.	1

Signed for purposes of identification with our report dated February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 176 F° 82

Banco
Hipotecario

BANK PREMISES AND EQUIPMENT AND MISCELLANEOUS ASSETS

For the fiscal year ended 12-31-2005
In comparative format with the previous year
In thousands of pesos

SCHEDULE (F)

Item	Net book value at beginning of year	Additions	Transfers	Deletions	Losses due to impairment of value	Depreciation for the period		Net book value at 12-31-05	Net book value at 12/31/2004
						Useful life (years)	Amount		
BANK PREMISES AND EQUIPMENT									
- Real estate properties	80,983					50	1,788	79,195	80,983
- Furniture and facilities	4,827	460				10	1,748	3,539	4,827
- Machinery and equipment	1,099	267				5	617	749	1,099
- Computer equipment	2,343	1,169				3	1,478	2,034	2,343
- Vehicles	0	41				5	5	36	0
- Sundry	157	29				5	64	122	157
Total	89,409	1,966	-	-	-		5,700	85,675	89,409
MISCELLANEOUS ASSETS									
- Construction in progress	6,185	1,789					-	7,974	6,185
- Works of art and collectors' items	195						-	195	195
- Leased assets	5,648			324		50	135	5,189	5,648
- Assets acquired through foreclosures	2,669	4,917		4,230		-	46	3,310	2,669
- Other miscellaneous assets	9,100			924		50	211	7,965	9,100
Total	23,797	6,706	-	5,478	-		392	24,633	23,797

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

Signed for purposes of identification with our report dated February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 176 F° 82

BANCO HIPOTECARIO

INTANGIBLE ASSETS

For the fiscal year ended 12-31-2005
In comparative format with the previous year
In thousands of pesos

SCHEDULE (G)

Item	Net book value at beginning of year	Additions	Transfers	Deletions	Losses due to impairment of value	Amortization for the period		Net book value at 12-31-05	Net book value at 12/31/2004
						Useful life (years)	Amount		
Organization and development expenses	6,263	1,169	-	-	-	3	2,449	4,983	6,263
Total	**6,263**	**1,169**	-	-	-		**2,449**	**4,983**	**6,263**

Signed for purposes of identification with
our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 176 F° 82

Guillermo C. Martínz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

BANCO HIPOTECARIO

CONCENTRATION OF DEPOSITS

For the fiscal year ended 12-31-2005
In comparative format with the previous year
In thousands of pesos

SCHEDULE (H)

Number of customers	2005		2004	
	Debt balance	% of total portfolio	Debt balance	% of total portfolio
10 largest customers	154,690	28.66%	71,864	30.40%
50 following largest customers	121,559	22.52%	36,527	15.45%
100 following largest customers	27,745	5.14%	14,930	6.32%
Rest of customers	235,806	43.68%	113,071	47.83%
Total	**539,800**	**100%**	**236,392**	**100%**

Signed for purposes of identification with
our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 176 F° 82

BANCO HIPOTECARIO

BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FOR FINANCIAL TRANSACTIONS AND SUBORDINATED NEGOTIABLE OBLIGATIONS ACCORDING TO MATURITY DATE

For the fiscal year ended 12-31-2005

In thousands of pesos

SCHEDULE (I)

Item	Remaining terms to maturity						
	1 month (*)	3 months (*)	6 months (*)	12 months (*)	24 months (*)	More than 24 months (*)	Total
Deposits	394,445	84,323	39,299	21,654	79	-	539,800
- Time deposits	158,389	84,323	39,299	21,654	79	-	303,744
- Investment account	57,366	-	-	-			57,366
- Savings accounts	131,917	-	-	-	-	-	131,917
- Current accounts	27,458	-	-	-	-	-	27,458
- Other deposits	19,315	-	-	-	-	-	19,315
Other liabilities for financial transactions	302,263	68,690	13,049	264,831	22,311	2,981,216	3,652,360
- Argentine Central Bank							
Others	-	-	-	-	-	467,489	467,489
- Banks and international entities							
Short-term facilities in US dollars	3,131	65,672	-	242,520	-	-	311,323
Secured facilities in US dollars	-		-	-	-	-	-
Long-term facilities – Floating rate	-	-	-	-		-	-
Long-term facilities - Fixed rate	-	-	-		-	-	-
- Unsubordinated negotiable obligations							
EMTN Series III	2,918	-	-	-	-	-	2,918
GMTN Series I	48,724	-	-	-	-	-	48,724
GMTN Series IV	2,398	-	-	-	-	-	2,398
GMTN Series VI	3,141	-	-	-	-	-	3,141
GMTN Series XVI	46,065	-	-	-	-	-	46,065
GMTN Series XVII	3,645	-	-	-	-	-	3,645
GMTN Series XXII	639	-	-	-	-	-	639
GMTN Series XXIII	28,231	-	-	-	-	-	28,231
GMTN Series XXIV	24,559	-	-	-	-	-	24,559
GMTN Series XXV	22,575	-	-	-	-	-	22,575
Secured Bond denominated in US dollars	-	3,018	-	22,311	22,311	66,932	114,572
Long-term Bond denominated in US dollars	-	-	3,866	-	-	1,041,557	1,045,423
Long-term Bond denominated in euros	-	-	3,641	-	-	950,513	954,154
Newly Issued Bond	-	-	5,542			454,725	460,267
- Others							
Others	116,237	-	-	-	-	-	116,237
Total	696,708	153,013	52,348	286,485	22,390	2,981,216	4,192,160

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

Signed for purposes of identification with our report dated February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.
(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 176 F° 82

BANCO HIPOTECARIO

ALLOWANCES AND PROVISIONS

For the fiscal year ended 12-31-2005 In comparative format with the previous year

In thousands of pesos

SCHEDULE (J)

Breakdown	Opening balances	Increases in uniform currency	Decreases in uniform currency		Balances at 12-31-05	Balances at 12/31/2004
			Reversals	Allocations		
ASSETS OFFSETTING ACCOUNTS						
Loans For uncollectibility risk and loss of value (a)	287,142	4,399		118,850	172,691	287,142
Other receivables for financial transactions For uncollectibility risk and loss of value (b)	47,258	15,387	-	29,504	33,141	47,258
Miscellaneous receivables For uncollectibility risk and loss of value (c)	27,857	-	4,600	13,803	9,454	27,857
Total	**362,257**	**19,786**	**4,600**	**162,157**	**215,286**	**362,257**
LIABILITIES OFFSETTING ACCOUNTS						
Other contingencies (d)	275,781	21,545	18,250	69,336	209,740	275,781
Total	**275,781**	**21,545**	**18,250**	**69,336**	**209,740**	**275,781**

(a) FOR UNCOLLECTIBILITY RISKS OF LOANS: Stems from the analysis covering uncollectibility risks of the loan portfolio performed by the Bank, which considers the regulations laid down by the Argentine Central Bank and estimates for the period, as mentioned in Notes 9 and 10.

(b) FOR UNCOLLECTIBILITY RISKS OF OTHER RECEIVABLES FOR FINANCIAL TRANSACTIONS: Reflects the potential uncollectibility of mortgage loans transferred in trust, but not yet securitized.

c) FOR UNCOLLECTIBILITY RISKS OF MISCELLANEOUS RECEIVABLES: Set up to cover any possible uncollectibility of miscellaneous receivables.

(d) FOR OTHER CONTINGENCIES: This provision was set up to cover contingencies involving lawsuits, attorneys' fees and certain expenses related to the administrative restructuring undertaken by the Bank, and possible contingencies arising from the Stock Appreciation Right -StARS (Note 2), Profit Sharing and Stock Appreciation regime (Note 22).

In addition, the balance as of 12/31/2005 and 12/31/2004 includes the reserves for pending insurance claims, as established by National Insurance Superintendency regulations.

Signed for purposes of identification with our report dated February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 176 F° 82

BANCO HIPOTECARIO

CAPITAL STATUS

For the fiscal year ended 12-31-2005

In thousands of pesos

SCHEDULE (K)

Shares			Capital Stock					
Class	Number	Votes per share	Issued		Pending issuance or distribution	Allotted	Paid-in	Not yet paid-in
			Outstanding	Treasury Stock				
Ordinary Book-entry shares	150,000,000	(1)	1,500,000	-	-	-	1,500,000	-
Total			**1,500,000**	-	-	-	**1,500,000**	-

(1) See Note 6 to the financial statements.

Signed for purposes of identification with our report dated February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 176 F° 82

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A..

Ricardo Flammini
For the Syndics Committee

FOREIGN CURRENCY BALANCES
For the fiscal year ended 12-31-2005
In comparative format with the previous year
In thousands of pesos

BANCO HIPOTECARIO

SCHEDULE (L)

CAPTIONS	Head office and branches in Argentina	Total for the period at 12-31-05	Total for the fiscal year (by currency)		Total for the period at 12/31/2004
			US$	EUROS	
ASSETS					
Cash and cash resources	223,453	223,453	212,430	11,023	253,594
Government and corporate securities	1,702,322	1,702,322	1,702,322	-	316,177
Loans	12,690	12,690	12,690	-	44,352
Other receivables for financial transactions	2,286,375	2,286,375	1,312,983	973,392	4,024,199
Miscellaneous receivables	314,443	314,443	314,443	-	563,869
Unallocated items	66	66	66	-	-
Total	**4,539,349**	**4,539,349**	**3,554,934**	**984,415**	**5,202,191**
LIABILITIES					
Deposits	55,095	55,095	55,095	-	16,862
Other liabilities for financial transactions	4,381,001	4,381,001	3,371,757	1,009,244	4,245,510
Miscellaneous liabilities	720	720	719	1	675
Total	**4,436,816**	**4,436,816**	**3,427,571**	**1,009,245**	**4,263,047**
MEMORANDUM ACCOUNTS					
DEBIT (Except for contra items)	31,578	31,578	31,106	472	47,993
Contingencies	650	650	255	395	44,771
Control	30,928	30,928	30,851	77	3,222
Derivatives	-	-	-	-	-
CREDIT (Except for contra items)	1,047,529	1,047,529	1,047,529	-	560,873
Contingencies	311,177	311,177	311,177	-	560,873
Control	242,282	242,282	242,282	-	-
Derivatives	494,070	494,070	494,070	-	

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 176 F° 82

BANCO HIPOTECARIO

FINANCIAL ASSISTANCE OF RELATED PARTIES

For the fiscal year ended 12-31-2005
In comparative format with the previous year
In thousands of pesos

SCHEDULE (N)

Item / Situation	Normal	Potential risk / inadequate performance	With problems / deficient performance		High risk of insolvency / difficult collection		Uncollectible	Uncollectible for technical reasons	Total	
			Not yet due	Past due	Not yet due	Past due			12/31/2005	12/31/2004
1.Loans										
- Mortgage and pledge loans	670	23	-	-	-	-	34	-	727	189
With "B" preferred collateral and counter-guarantees	670	23	-	-	-	-	34	-	727	189
2.Equity investments in other companies	115,425	-	-	-	-	-	-	-	115,425	119,340
Total	**116,095**	**23**	-	-	-	-	**34**	-	**116,152**	**119.529**
Allowances	**7**	**1**	-	-	-	-	**34**	-	**42**	**63**

Signed for purposes of identification with our report dated February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 176 F° 82

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2005
In comparative format with the previous year

1. ECONOMIC AND SOCIAL SITUATION PREVAILING IN ARGENTINA

Since 2003, a remarkable improvement has been recorded by the Argentine economy, which put an end to the economic recession that had started in the second half of 1998, and worsened at the end of 2001 and the first half of 2002. Said improvement was evidenced by a strong economic recovery, which was caused by a continuous increase in the Gross Domestic Product, reduction of interest rates and stabilization of the foreign exchange market. The financial system has gradually recovered its liquidity levels, recording an increase in deposits and in all types of borrowing. At the same time, levels of financial brokerage activities increased, the exposure to the Public Sector decreased and the reduction of BCRA liabilities speeded up.

In March, 2005, Argentina announced the final outcome of its global offer to exchange certain public debt instruments (the "Eligible Securities"), payment of which has been deferred, for an aggregate eligible amount of approximately US$ 81,800 million (representing the face value and past due and unpaid interest) for a total of eleven series of Par Bonds, Quasi Par Bonds and Discount Bonds and five series of GDP-linked units. Eligible bondholders holding approximately 76.15% of the amount subject to restructuring, equivalent to approximately US$ 62,300 million (representing around US$ 62,500 million, which are equivalent to a nominal amount not yet redeemed) participated in the debt swap. Said process ended in June, 2005, with the delivery the new of debt securities.

On August 4, 2005 the National Government made a payment of approximately US$ 1,580 million in repayment of capital of BODEN 2012, the main security created after the cessation of payments declared in December 2001.

On January 3, 2006, the National Government fully paid its debt with the International Monetary Fund, amounting to approximately US$ 9,500 million.

On January 6, 2002, the Government enacted Law 25561 (Law on public emergency and exchange system reform) that involved profound changes to the prevailing economic model and the amendment of the Convertibility Law in force since March 1991. Subsequently, the Government announced new economic policies, which were implemented through various legal regulations that significantly affected the banking business and the exchange system.

Listed below are some of the main measures adopted by the National Government, which impacted banking operations and, particularly, the Bank: i) a single free exchange market system was established, ii) Deposits and Loans in US dollars or any other foreign currency granted by the Argentine financial system were converted into pesos, iii) compensations to the Financial System for the effects of the asymmetric pesification process (Note 3.1), iv) certain adjustments to the Reorganization and Bankruptcy Laws and v) conversion of provincial public debt (Note 41).

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2005
In comparative format with the previous year

2. COMPREHENSIVE FINANCIAL DEBT RESTRUCTURING PLAN

The financial debt restructuring process resulting from the significant adverse changes that took place in Argentina in 2002, which affected the Bank's balance sheet and financial position, ended on December 29, 2003. On that date the term for receiving exchange offers expired and the Bank accepted all existing validly offered securities in view of compliance with the conditions for the Bank's exchange offers and the simultaneous restructuring of all its outstanding debt with bank creditors. On January 14, 2004, the total final principal on validly offered securities of Ps. 2,662,242 thousand, representing approximately 93% of the total principal on the outstanding securities existing at that date, was settled.

Out of a total principal amount of Ps. 889,551 thousand of existing bank debt, 100% participated in its simultaneous restructuring.

At December 31, 2003, the Bank had recorded: i) the positive impact of the reductions in principal amounts in the "Gain on restructuring of negotiable obligations" and "Gain on restructuring of financial loans" lines, for Ps. 231,998 thousand and Ps. 254,404 thousand, respectively, under the Financial Income caption, ii) the lower interest for Ps. 209,280 thousand accrued in fiscal 2003, adjusting the Financial Expenses caption, iii) the lower interest for Ps. 88,016 thousand accrued in fiscal 2002, in the Miscellaneous Profits caption, and iv) set up a provision for Ps. 59,271 thousand for the Stock Appreciation Right ("StARS") covenant included in the negotiable obligation and mid-term secured facilities issue indenture.

In view of the commitments undertaken, a trust has been created under Argentine law through a Trust Agreement entered into by and between the Bank and ABN AMRO Bank NV, Argentine Branch, the Bank transferring as trustor BODEN 2012 and loans secured by the National Government on December 24, 2003. The Trust shall keep those assets for the benefit of the holders of guaranteed debt securities and guaranteed financial debt. The only purpose of the Trust is to secure interest payments and repayment of principal due on the restructured guaranteed financial debt, and its assets shall consist exclusively of BODEN, loans guaranteed by the government and their proceeds.

After January 14, 2004, the exchange transaction settlement date, the Bank continued to exchange negotiable obligations with holders adhering to the offering late. As of December 31, 2005, the face value of the obligations exchanged amounted to US$ 7,430 thousand and Euro 9,890 thousand.

At the date of these financial statements, the Bank has honored the total amount of amortizations and interest on restructured debt.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

3. COMPENSATION GRANTED BY THE NATIONAL GOVERNMENT TO FINANCIAL INSTITUTIONS

3.1. ASYMMETRIC PESIFICATION

Through Decree 905, the Government established the issuance of "National Government Compensating Bonds" to compensate financial institutions for the negative effects on their assets of the conversion into pesos at different exchange rates of receivables and obligations denominated in foreign currency, as provided for by Law 25561, Decree 214 and its amendments and complementary rules, and to cover the negative difference between assets and liabilities denominated in foreign currency arising from their conversion into pesos, as established by the above-mentioned rules, the BCRA being empowered to determine its regulation.

After a series of submissions presented in reply to observations made by the Superintendency of Financial and Exchange Institutions and recommendations of the Argentine Ministry of Economy, on April 6, 2005 the Board of Directors of the Bank decided to agree to the BCRA resolution, which reduced the value of the compensation by approximately Ps. 47,201 thousand as of March 31, 2005. For such purpose, these financial statements include that sum as an increased liability with the BCRA, with a counterpart in provisions for Ps. 30,000 thousand and in Prior year adjustment for Ps. 17,201 thousand, in view of the corrections of the estimates previously made (Note 38).

With the adjustment ordered by the BCRA, the Bank made a submission in compliance with the reporting requirements established by Sections 28 and 29 of Decree 905 - Compensation to financial institutions consisted of the following:

- National Government Compensating Bond in US dollars, due 2012 (Section 29, subsection b, c and d): compensating bond - difference between assets and liabilities converted into pesos at $ 1.00, for the exchange rate difference of $ 0.40, converted into pesos at the $ 1.40 =US$ 1 rate: US$ 360,810.9 thousand.

- National Government Coverage Bond in US dollars, due 2012 (Section 29, subsection e). Coverage Bond - difference between assets and liabilities in US dollars, net of the compensating bond: US$ 832,827.0 thousand.

In September 2002 and October 2005 the Argentine Central Bank credited US$ 344,050 thousand and US$ 16,761 thousand in BODEN 2012, respectively as compensation.

On August 1, 2005 a note was submitted to BCRA stating the compliance of the number of BODEN verified by Financial and Exchange Institutions Superintendency expressing that, subject to clearance and delivery thereof, is completely and finally compensated in view of the provisions of articles 28 and 29 of Decree 905 / 02 and, therefore, the right to claim in view of the same provisions was waived.

Guillermo C. Martinz General Accounting Manager BANCO HIPOTECARIO S.A.	**Clarisa D. Lifsic de Estol** On behalf of the General Manager BANCO HIPOTECARIO S.A.	Signed for purposes of identification with our report dated February 20, 2006 PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. T° 1 - F° 17
Clarisa D. Lifsic de Estol President BANCO HIPOTECARIO S.A.	**Ricardo Flammini** For the Syndics Committee	

NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

Finally, in September 2005 the subscription process for hedge BODEN 2012 began and was carried out in the following stages:

- September 30, 2005: direct exchange of US$ 55,174 thousand in BODEN 2012 through the delivery of Secured Loans for a face value of US$ 59,584 thousand, being its book value U$S 125,740 thousand pursuant to the provisions of Communication "A" 3911.
- September 30, 2005: direct subscription of US$ 175,778 thousand in cash with funds obtained from the sale of Secured Loans at market price for US$ 192,001 thousand, being its book value PS. 393,555 thousand pursuant to the provisions of Communication "A" 3911.
- October 06, 2005: direct subscription of US$ 77,283 in cash with funds obtained from the collection of amortization and interest services on BODEN 2012 held in the Bank's portfolio and from the Bank's own funds.
- October 21, 2005: direct subscription of US$ 25,453 thousand in cash with funds obtained from the issuance of Series V Savings Mortgage Bonds.
- November 11, 2005: direct subscription of US$ 50,046 thousand in cash with funds obtained from the collection of amortization and interest services on BODEN 2012 held in the Bank's portfolio and from the sale of Secured Loans at market price for US$ 48,663 thousand, being its book value PS. 91,512 thousand pursuant to the provisions of Communication "A" 3911.
- November 16, 2005: direct subscription of US$ 171,223 in cash with funds obtained from the collection of amortization and interest services on BODEN 2012 held in the Bank's portfolio and from the Bank's own funds.
- November 25, 2005: direct subscription of US$ 47,480 in cash with funds obtained from the collection of amortization and interest services on BODEN 2012 held in the Bank's portfolio and from the Bank's own funds.
- December 13, 2005: direct subscription of US$ 49,875 in cash with the Bank's own funds.
- January 24, 2006: direct exchange of US$ 4,943 thousand in BODEN 2012 through the delivery of Secured Loans for a face value of US$ 5,241 thousand, being its book value U$S 7,540 thousand pursuant to the provisions of Communication "A" 3911.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

- January 27, 2006: direct subscription of US$ 116,276 in cash with the Bank's own funds.

At the closing date of these financial statements, the Bank is under the collateral provision process in order to obtain assistance loans from the Argentine Central Bank for the subscription of the remaining hedge BODEN.

For purposes of these financial statements: i) BODEN 2012 bonds credited by the Argentine Central Bank have been recorded in Government and Corporate Securities - Holdings in investment accounts – Securities to be received under spot and forward purchases (repo transactions) – Guarantee Deposits - bonds delivered as collateral for Negotiable Obligations and secured facilities to banks in Miscellaneous Receivables, ii) the amount in respect of the right to collect the compensating and Coverage Bonds has been recorded in Other Receivables for financial Transactions - Compensation to be received from the National Government - In foreign currency and iii) the amount of the obligation to be assumed as a counterpart for the Coverage Bond, in Other liabilities for financial transactions - Argentine Central Bank - Others.

3.2. ASYMMETRIC INDEXATION

Law 25796, regulated by Decree 117/04, established a mechanism for compensating financial institutions for the effects generated by the application of the Salary Variation Index (CVS) to some of their assets, and the Reference Stabilization Index (CER), to some of their liabilities.

If that difference is positive, the National State shall place the bonds for the financial institutions at a technical value equal to that difference. If the difference is negative, financial institutions will be required to return to the National State the "National Government Bonds in pesos at variable rates due 2013" in the amount of that difference.

Article 12 of Decree 117/04 establishes that the mechanism for compensation described above will also apply to loan portfolios that have been originated by financial institutions and then transferred to trusts until January 31, 2002, in which case the mechanism shall apply to financial institutions which hold at that date debt securities or trust participation certificates for up to the amount of the portfolio originated and transferred.

BCRA Communication "A" 4114 established that financial institutions were to confirm their adherence to the compensation regime implemented by April 30, 2004 which included uncertain aspects regarding the compensation calculation method, particularly the method for calculating the weighted average life (point 1.a.d.) and the scope of the hypothesis envisaged by Article 4, paragraph 1 of Annex II to Decree 117/04.

In view of the uncertainty generated by the regulations issued, on April 22, 2004 the various associations grouping financial institutions sent letters to the Ministry of Economy and the BCRA requesting them to clarify the procedure to be used by the Government to calculate that compensation, indicating the need to have the

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

calculation method available and to know how the date of termination of the compensation is to be determined, as established by article 4 of Annex II to Decree 114/04. These elements are necessary to evaluate whether it is advisable for the Bank to adhere to this regime or not.

On May 3, 2004, Ministry of Economy and Production Resolution No. 302/04 was published in the Official Gazette, approving the method to be used by the Finance Secretariat for calculating the amount of "peso-denominated National Government Bonds accruing interest at variable rates and due 2013" to be delivered to financial institutions adhering to the Compensation regime created by Law 25796.

On May 18, 2004, the Bank submitted letter No. 194 informing the Central Bank that it will not adhere to this regime, and stating its wish to be compensated for the negative effects on its equity derived from application of the CVS to certain assets converted into pesos and from the unequal application of the CER to certain liabilities, and expressly reserving its right to seek relief.

At the closing date of these financial statements, the Bank carries under memorandum accounts the asset contingency for Ps. 81,645 thousand for the rights specified above.

4. EXPOSURE TO THE PUBLIC SECTOR

The Bank carries in its financial statements assets with the Non-financial Public Sector amounting to Ps. 3,837,524 thousand according to the following breakdown:

a) Government securities for Ps. 2,105,717 thousand (BODEN 2012 Ps. 1,676,966 thousand, BODEN 2007 Ps. 59,935 thousand, BODEN 2008 Ps. 70,618 thousand, BOCON PRE 8 Ps. 56,240, BOGAR Ps. 212,964 thousand, BOCON PRE V Ps. 293 thousand, BOCON PRO VII Ps. 285 thousand, PAR BONDS 2038 Ps. 46 thousand, DISCOUNT BONDS 2033 Ps. 26,588, GDP-Linked Negotiable Securities Ps. 1,782 thousand).
b) Loans secured by the National Government for Ps. 152,219 thousand, which originated from the exchange of government securities established by Decree 1387/01, accepted in repayment of non-performing mortgage loans acquired on the market. These loans have been recognized under the Loans caption.
c) Loans to the provincial and municipal non-financial public sectors for Ps. 125,894 thousand.
d) Rights to receive BODEN 2012 (hedge and compensating bonds) for Ps. 588,761 thousand, pursuant to Sections 28 and 29 of Decree 905/02.
e) Other receivables from financial transactions for Ps. 553,756 thousand, out of which Ps. 512,904 thousand in BODEN 2012 correspond to Repo transactions and Ps. 40,852 to swap transactions, involving the following securities: DISCOUNT BONDS 2033 Ps. 2,360 thousand, BOCON PRE 8 Ps. 25,304 thousand, BODEN 2007 Ps. 3,307 thousand and BOGAR Ps. 9,881 thousand.
f) Miscellaneous receivables for Ps. 311,177 thousand, corresponding to assets transferred to the trust as collateral for the bonds and secured facilities derived from the debt exchange,

NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

Ps. 177,478 thousand of which correspond to BODEN 2012 and Ps. 133,699 to BODEN 2012 deposited as collateral for the currency swap transactions.

Furthermore, liabilities with the BCRA recorded as of December 31, 2005 amount to Ps. 467,489, being the receivables related with advances to subscribe BODEN 2012 pursuant to Sections 28 and 29 of Decree 905/02.

The net exposure to the Public Sector, without considering liquid assets in accounts opened at the BCRA, amounts to Ps. 3,370,035 thousand and Ps. 2,526,498 thousand as of December 31, 2005 and 2004, respectively.

On June 23, 2005 BACS Banco de Crédito y Securitizaci6n SA submitted to the BCRA a note requesting the review of the determined calculation of compensating bonds, as described in Note 5 to the consolidated financial statements. In addition, on January 9, 2006, the Bank filed a letter before the BCRA , requesting a 60-day extension for submitting supplementary information supporting the filed claim involving a calculation adjustment as regards the compensation established by Decree 905/02.

It is the Bank's intention to deliver as collateral for the allocation of the advance to the financing of the subscription of the Coverage Bonds, as indicated by Section 29 of Decree 905/02.

Through letters dated August 26 and December 28, 2004, Banco Hipotecario informed the BCRA that it had reserved secured bonds for a face value of 126,675,947 and freely available secured loans for a face value of 109,391,930, to be used as collateral for the advance from the BCRA for the subscription of the Coverage Bonds to which the Bank is entitled (pursuant to Section 29, subsect. f) and g) of Decree 905/02). In order to sort the collateral to be offered to the Argentine Central Bank for the request of assistance loans and pursuant to the direct subscription (Note 3.1) and matching repayment processes, on October 21, 2005 the Bank submitted a new note containing a breakdown of secured bonds and freely available secured loans holdings for a face value of 123,151,984 and 127,900,865, respectively.

In addition, Decree 905/02 envisages in its Section 17 that in the event of default by the National State on the payment of principal or interest on the bonds envisaged in Chapter II (BODEN) or the securities indicated in section 15, subsect. b) and c) (secured loans and BOGAR), for more than 30 days following the respective due dates, each financial institution will be entitled to repay in advance either fully or partially the advances received for the subscription of bonds, using for that purpose all or the equivalent portion of the assets provided as collateral, taken at the value in which they were recorded at the time the advances were granted, plus interest accrued until the repayment date, less the amount actually repaid.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

Through Communication "A" 3911, complementary rules and amendments, the BCRA resolved that the assets delivered as collateral for the advances granted for the subscription of the bonds envisaged by Decree 905/02, ratified by Section 71 of Law 25827, may be excluded from the accounting valuation at present, technical or theoretical values (see Notes 7.4. and 7.5.) at the discretion of the institutions, for a total or partial amount of the advances, pursuant to the provisions of Section 17 of that Decree, in which case they are to be recorded at the value admitted for purposes of the providing of collateral.

Considering that January 1, 2006, is the effective date for the provisions of section 12 of Communication "A" 3911 (Communication "A" 4455), indicating financial assistance to the Public Sector, covering all concepts (average), may not exceed 40% of the total Assets as of the last day of the previous month, and indicating that said assets have primarily originated from compensations allocated by the National Government for the effects caused by year 2002 crisis, on January 19, 2006, the Bank informed the BCRA that it would gradually reduce the ratio of assets subject to exposure to the Public Sector to the extent of the amortization and settlement carried out by the Government on bonds received for asymmetric compensation, in the currency of issuance. Furthermore, the same criterion will be used by the Bank in the event of being forced to receive financial instruments issued by the Trustee of the Mortgage Loan Refinancing Trust as compensation for Private Sector debts (Law 25798).

5. MORTGAGE LOAN REFINANCING SYSTEM - LAW 25798.

Law 25798, regulated by Decree No. 1284/03, established the creation of a system for refinancing of mortgage loans and a restructuring unit for the purpose of analyzing loans arranged prior to the application of the convertibility law (Law 23928).

On June 22, 2004 the Bank stated its adherence to the Mortgage Loan Refinancing System and certified 13,225 eligible loans included in the System totaling Ps. 218,335 thousand, Ps. 193,619 thousand corresponding to the amount to be refinanced as of February 2004 under the terms of Chapter I of Law 25798. At the same time, First Trust of New York National Association, the trustee under the BHN Master Mortgage Trust, stated its adherence to the System certifying 228 eligible loans included for a total amount of Ps. 6.297 thousand, Ps. 6,239 corresponding to the amount to be refinanced as of February 2004, under the terms of Law 25798. These loans have been securitized and the beneficiary of the total proceeds therefrom is Banco Hipotecario SA.

After the system established by that Law has been formalized, the Bank will be entitled to collect bonds issued by the trustee for: i) 60% of the unpaid securities amounts falling due on November 1, 2006 and ii) 40% of the remaining securities falling due on November 1, 2014.

The Bank has not given accounting recognition in these financial statements to the vested rights arising from the implementation of this System.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

6. BANCO HIPOTECARIO SOCIEDAD ANONIMA

Pursuant to Law 24855 enacted on July 2, 1997 and promulgated by the National Executive Branch through Decree 677 dated July 22, 1997, and decree 924/97 Banco Hipotecario Nacional was declared "subject to privatization" under the terms of Law 23696 and the National Executive Branch should proceed to its transformation into a corporation ("sociedad anónima"). The new entity arising from this transformation will do business under the denomination of "Banco Hipotecario Sociedad Anónima", and as a commercial bank in accordance with Law 21526 and complementary rules, as amended, with the scope envisaged by the regulations, and with the rights and obligations of its predecessor.

Law 24855 and its regulatory decree provide that for ten years as from the promulgation of the Law, Banco Hipotecario Sociedad Anónima should, among other things, finance the construction and/or acquisition of dwellings throughout the national territory. Banco Hipotecario Sociedad Anónima should also offer credit lines for an amount equivalent to 10% of the total loans it grants for housing construction, to finance the construction of dwellings in small towns.

Banco Hipotecario Sociedad Anónima has a corporate capital of Ps. 1,500,000 thousand, fully subscribed and paid-in, represented by 150,000,000 ordinary book-entry Class A, B, C and D shares, with a face value of Ps. 10 each and one vote per share, except for the special multiple vote right for the Class D shares envisaged by the Bank's by-laws.

On February 2, 1999, Banco de la Nación Argentina, as trustee of the Assistance to the Federal Trust Fund for Regional Infrastructure Trust Fund, made the combined public offering of 42,000,000 ordinary Class D shares and 270,000 options, each of the latter representing the right to purchase 100 shares, and the investors are required to acquire a minimum quantity of Class D shares so as to be awardees of the options. This right expired on February 2, 2004.

With the authorization of the National Securities Commission of Argentina, the Bank placed 13,616,606 Class D shares and 61,289 options on the local capital market, and 28,383,394 ADSs (Shares Deposited in Custody), each representing one Class D share and 208,711 options, on the international capital market in compliance with Rule 144A of the Securities Act of 1933 of the United States of America.

As a result of the expiration of the time frame for exercising the options indicated above, on February 2, 2004 certain holders of those options acquired 17,909,500 class D shares.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

The following table shows the capital status, detailing the classes of shares and their face value.

Class	Shares	Face value	Capital Stock
A	65,853,444	10	658,534,440
B	7,500,000	10	75,000,000
C	7,500,000	10	75,000,000
D	69,146,556	10	691,465,560
	150,000,000		1,500,000,000

7. BASIS FOR SUBMITTAL OF FINANCIAL STATEMENTS

These financial statements have been prepared in line with accounting standards established by the Argentine Central Bank through CONAU 1 Circular, supplementary rules and amendments.

The financial statements of the predecessor entity, Banco Hipotecario Nacional, have been adjusted for inflation in conformity with the guidelines set in Communication "A" 551 of the Argentine Central Bank up to the financial year ended December 31, 1994, and prepared in accordance with the standards laid down by CONAU 1 Circular. As from January 1, 1995, and according to the authorization accorded by Resolution No. 388 of the Argentine Central Bank's Superintendency of Financial and Exchange Institutions, the Bank discontinued the adjustment for inflation of its financial statements until December 31, 2001. As from January 1, 2002, as a result of the application of Communication "A" 3702 which established the repeal of any legal and regulatory rule that did not allow companies to restate their accounting balances at period-end currency values, the Bank resumed the application of the adjustment for inflation. To this end, it followed the restatement method established by Technical Pronouncement No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), using the domestic wholesale price index published by the National Statistics and Census Institute (INDEC). Furthermore, it has been considered that the accounting measurements derived from the changes in the purchasing power of the currency between December 31, 1994 and 2001 are stated in the currency value as of the latter date.

On March 25, 2003, the Executive Branch issued Decree 664 establishing that the financial statements for years ending as from that date are to be stated in nominal currency. Consequently, in accordance with Communication "A" 3921 of the BCRA, restatement of the financial statements was discontinued as from March 1, 2003.

The Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Technical Pronouncements No. 16 "Conceptual Framework of professional accounting standards"; No. 17 "Professional accounting standards: development of general application issues"; No. 18 "Professional accounting standards:

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

development of particular application issues" and No. 19 "Amendments to Technical Pronouncements Nos. 4, 5, 6, 8, 9, 11 and 14", No. 20 "Financial derivatives and hedge operations" and No. 21 "Proportional equity value - Consolidation of financial statements - Information to be disclosed in connection with related parties", through Resolutions C 238/01, C 243/01, C 261/01, C 262/01, C 187/02 and M 5/03, respectively. Those Technical Pronouncements and amendments became effective in fiscal years commencing as from July 1, 2002, except for the latter pronouncement, the effective date of which is April 1, 2003. On August 10, 2005, CPCECABA passed CD Resolution No. 93/2005, effective for fiscal years commencing as from January 1, 2006, which adopts Technical Resolutions 6 to 22 issued by FACPCE as the Argentine GAAP; said resolutions were amended with the purpose of unifying the Argentine GAAP and the interpretation of the accounting and auditing standards 1 to 4. CNV has passed certain amendments to CD 93/2005 dated December 29, 2005, issued by CPCECABA. As of the date of these financial statements, BCRA had not adopted these technical pronouncements.

The principal disclosure and valuation criteria followed for preparing these financial statements is described below:

7.1. Foreign currency assets and liabilities

Foreign currency assets and liabilities have been valued at the rate of exchange between the peso and the US dollar published by the Argentine Central Bank, in force at the close of operations carried out on the last business day of the fiscal years ended December 31, 2005 and 2004.

7.2. Gold and other precious metals

Holdings of gold and silver were valued at the latest selling quotation on the London market, in US dollars, net of the direct selling expenses, converted into pesos at the rate of exchange between the peso and the US dollar published by the Argentine Central Bank, in force at the close of operations on the last business day of the fiscal years ended December 31, 2005 and 2004.

In accordance with Communication "A" 2290 of the Argentine Central Bank, holdings of silver were included under Cash and cash resources, taking into account that: i) their market value arises from daily quotations of relevant transactions and ii) they are minted or represent "good delivery bars" in accordance with the regulations of the Governing Entity.

7.3. Interest accruals and adjustments of principal amounts (CER and CVS):

Interest accruals were determined using the exponential method for all lending and certain borrowing transactions in local and foreign currency the total term of which was more than 92 days, and interest accruals for loans overdue more than ninety days were discontinued.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

Adjustments of principal amounts from application of the CER and CVS were accrued as established by Argentine Central Bank regulations, and interest accruals on loans overdue more than ninety days were discontinued.

7.4. Government and corporate securities

Listed - In Argentina and abroad:

The securities classified as "Holdings of trading securities", "Investment in listed corporate securities" and "Securities issued by the BCRA" have been valued at fiscal year-end market quotation.

The BODEN 2012 Government securities in US$ classified as "Holdings in investment accounts" have been recognized at their technical value, in accordance with the whereas clauses of Communication "A"3785, supplementary rules and amendments. Such technical values increase on the basis of interest accrued under the issue terms and conditions at the end of each fiscal year. The new foreign currency balance is converted into pesos at the reference exchange rate published by the Argentine Central Bank.

Par bonds exchanged in the sovereign debt restructuring process have been valued at their quotation value as of December 31, 2005.

The National Government Securities originally issued in foreign currency subject to Argentine legislation have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as provided for by Law 25561, Decree 214 and complementary rules and amendments.

As of December 31, 2004, the National Government securities originally issued in foreign currency and not subject to conversion into pesos, had been recorded at December 31, 2003 carrying value, as provided for by Communication "A" 3911 and complementary rules and amendments.

Unlisted - In Argentina

The Bank has recorded Secured Bonds issued by the Fiduciary Fund for Provincial Development received within the framework of Decree 1579/02, Ministry of Economy Resolution 539/02 and complementary rules. These bonds have been stated at the lower of average book value (for those securities that will be used as collateral for the subscription of Coverage Bonds) or present or technical value (for the other securities), following the guidelines established by Communication "A" 3911, complementary rules and amendments.

The Discount Bonds exchanged in the sovereign debt restructuring process have been valued according to the criteria established by Communication "A" 4270, supplementary rules and amendments thereto, at the lower value arising from comparing the aggregate nominal cash flow until

NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

maturity, under the issuance conditions for the new securities, with the carrying value of the securities offered, which is equivalent to the present value of the Secured Bonds (BOGAR 2018).

7.5. Loans

The portfolio of performing loans and loans due ninety days or less has been valued in terms of the principal amounts actually lent, plus capitalized interest, net of principal amortization collected and debt balance refinancing, plus adjustments (from the application of the CER, and CVS where applicable) and accrued interest receivable and less the estimated reserve for loan losses.

Loans secured under Decree 1387/01 have been valued in accordance with the guidelines of BCRA Communication "A" 3911, complementary rules and amendments, as follows:

i) those used for the matching, at the lower of present value (cash flows according to contract conditions, discounted at the rates of interest established by the BCRA) or technical value (amount index-adjusted by applying the CER, where applicable, plus interest accrued according to contract conditions). This value is compared to the theoretical value (book value at February 28, 2003, net of the offsetting account, plus adjustment by the CER, where applicable). The differences resulting from this comparison are shown in an asset offsetting account,

ii) the loans to be used as collateral for the advances granted by the BCRA for the subscription of the Coverage Bonds established by Decree 905/02, at their average book value established by Communication "A" 3756.

Other loans to the public sector, not included in the preceding paragraph, originally granted in foreign currency have been converted into pesos at the exchange rate of $1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to the amount of those loans and maximum rates have been established, in accordance with Decree 1579/02, if those assets were subjected to the Exchange of Provincial Public Debt. (Note 41)

Loans to the non-financial private sector originally granted in foreign currency have been converted into pesos at the exchange rate of $1.00 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER and CVS have been applied to the amount of those loans and maximum rates have been established, depending on the borrower.

7.6. Other receivables for financial transactions:

The individual mortgage loans the fiduciary ownership of which was transferred by the Bank and recorded in this caption have been valued and converted into pesos following the criterion described in points 7.3. and 7.5.

NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

The amount recorded in the account captioned "Other not included in the debtor classification regulations - Compensation to be received from the National Government" includes the amount in pesos equivalent to the technical value of the bonds to be received, in accordance with sections 28 and 29 of Decree 905, until the Argentine Central Bank credits the remaining BODEN 2012 in US dollars requested in compliance with that regulation (see Note 3.1.).

The Bank has repurchased its Negotiable Obligations under a financing agreement signed with DePfa Investment Bank Ltd. (Note 19.2). Under this agreement, the Bank's rights to receive its own negotiable obligations at market value have been recorded under assets and the financing received from abroad, under liabilities.

The Bank has also carried out a total return swap transaction involving the forward purchase by the Bank of its own shares. The rights arising from this purchase have been valued at fiscal year-end market value of the underlying asset (see Note 19.1).

The rights arising from currency swap transactions carried out as a hedge for the restructured obligations issued in Euros have been valued at the quotation of that currency following the criterion described in point 7.1.

The financial trust participation certificates have been valued according to the equity method of accounting.

Financial trust debt securities have been stated at face value, index-adjusted by applying the CER to the appropriate instruments, plus interest accrued until the end of the fiscal year, less the negative amount of the Participation Certificates, as the case may be, reported by the Trustee.

Currency swap transactions carried out as a hedge for the Bank's exposure to CER index-adjustable peso denominated liabilities, without transferring the underlying asset, have been valued according to the net asset or liability position derived from variations in the underlying assets (CER plus 2% for assets) and variations in the US dollar quotation plus interest agreed for liabilities (Notes 19.5. and 19.6.).

Underlying assets of repo transactions with BOCON PRE 8 and BODEN 2012 have been valued following the criteria mentioned in the first and second paragraph of point 7.4., respectively.

7.7. Investments in other companies:

This caption mainly includes the equity investments held by the Bank in BACS Banco de Crédito y Securitización Sociedad Anónima, BHN Sociedad de Inversión Sociedad Anónima and BHN Inmobiliaria Sociedad Anónima (Note 30). As of December 31, 2005 and 2004, those equity investments have been recorded at their equity value, plus intercompany profits, where applicable, which amount to Ps. 115,425 thousand and Ps. 119,340 thousand, respectively.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

The above equity investments arise from the financial statements of BACS Banco de Crédito y Securitización Sociedad Anónima for the fiscal year ended December 31, 2005 and 2004, the financial statements of BHN Sociedad de Inversión Sociedad Anónima for the fiscal year ended September 30, 2005, and the financial statements of BHN Inmobiliaria for the fiscal years ended December 31, 2005 and 2004.

On April 22, 2005 the General Shareholders' Meeting of BHN Inmobiliaria Sociedad Anónima decided the liquidation of the company. At the date of these financial statements, the abovementioned liquidation process has not been completed yet.

The other equity investments have been recorded at the lower of cost or estimated recovery value, where applicable.

7.8 Miscellaneous receivables

BODEN 2012 and National Government Secured Loans deposited in escrow have been valued following the criteria mentioned in the second paragraph of point 7.4. and in paragraph 2 of point 7.5., respectively.

7.9. Bank premises and equipment and miscellaneous assets:

These assets are recorded at cost restated in constant monetary units until February 28, 2003, following the method mentioned in the second and third paragraphs of this Note, net of accumulated depreciation calculated following the straight-line method, based on the estimated useful life of the assets. The cost of assets added before December 31, 1994 has been restated in constant currency as of that date, while subsequent transactions are valued in current purchasing power values of the fiscal year to which they belong.

The Bank records in "Miscellaneous assets - Assets acquired through foreclosures" housing units added to the Bank's assets in repayment of mortgage loans. These housing units have been valued at the lower of market value or the value of the loan, net of allowances.

The net book values of the assets taken as a whole, except for the assets intended for sale, which do not exceed their estimated recovery value, do not exceed their net realizable value.

7.10. Housing, life and unemployment insurance premiums in lending and other transactions:

The Bank's policy is to recognize the premium income when the corresponding loan installment accrues, except for those loans that are more than ninety days in arrears, and to allocate the expenditures for claims to the net income/(loss) for the fiscal year in which they occur.

		Signed for purposes of identification with our report dated
Guillermo C. Martinz	**Clarisa D. Lifsic de Estol**	February 20, 2006
General Accounting Manager	On behalf of the General Manager	PRICE WATERHOUSE & Co. S.R.L.
BANCO HIPOTECARIO S.A.	BANCO HIPOTECARIO S.A.	
		(Partner)
		C.P.C.E.C.A.B.A. T° 1 - F° 17
Clarisa D. Lifsic de Estol	**Ricardo Flammini**	
President	For the Syndics Committee	
BANCO HIPOTECARIO S.A.		

NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

The Bank has set up a technical reserve of Ps. 12,013 thousand, which is included in Shareholders' Equity - Profit reserves - Others and a reserve for pending insurance claims for Ps. 10,843 thousand and Ps. 10,098 thousand as of December 31, 2005 and 2004, respectively, which is shown in the Provisions caption under Liabilities (Note 22).

7.11. Intangible assets

These assets represent organization and system development expenses. Intangible assets have been restated in constant monetary units at February 28, 2003, following the method mentioned in the second and third paragraph of this Note, and are being amortized monthly according to the straight-line method, based on their estimated useful life.

7.12. Deposits

Deposits have been valued at their placement value, plus adjustments from application of the CER and accrued interest, where applicable. The fixed return on each transaction is accrued on an exponential basis, while the variable return on time deposits adjusted by applying the CER and included in "Investment Accounts" is accrued at the pro rata rate of return agreed upon based on the improvement in the price of the financial asset or financial asset indicator, between the time the transaction is arranged and the end of the month.

Deposits originally made in foreign currency have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to those deposits.

7.13. Other liabilities for financial transactions

US dollar-denominated obligations under currency swap transactions carried out as a hedge for restructured obligations issued in Euros have been valued according to the criterion described in point 7.1.

Obligations arising under swap transactions as a hedge for the liability position in pesos adjustable by applying the CER have been valued according to the criterion described in point 7.6.

7.14. Valuation of options

Premiums on call options written and bought have been accrued on a linear basis during the life of the contract.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2005
In comparative format with the previous year

The balances of the accounts reflecting the contingent liabilities assumed as a result of the call options written are adjusted at closing date market price of the securities traded and recorded under memorandum accounts.

7.15. Provisions

The Bank estimates contingencies and records them in Provisions, under Liabilities. These provisions cover various items, such as insurance risk, provisions for lawsuits, other contingencies, etc. (Note 22).

7.16. Dismissal indemnities

The Bank does not set up any provisions to cover the risk of dismissal indemnities involving the staff. The disbursements in respect thereof are charged to the results for the fiscal year in which they occur.

7.17. Income Tax

Pursuant to Article 28 of Law 24855, Banco Hipotecario Sociedad Anónima is subject to income tax, except for all the housing loan transactions carried out prior to October 23, 1997, date of registration of its by-laws with the Superintendency of Corporations.

The Bank charges to income and sets up a provision for the income tax determined based on the transactions subject to this tax in the fiscal year in which those transactions are carried out.

7.18. Minimum notional income tax

In view of the option granted by the BCRA by means of Communication "A" 4295, as of December 31, 2005 the Bank capitalized as a minimum notional income tax credit the tax amount paid in fiscal years 2003, 2004 and the advanced payments for fiscal year 2005, on the basis of projections prepared and the possibility of recovering it, with a counterpart in Prior year adjustment. The criterion adopted in prior years consisted in charging that disbursement to results.

7.19. Shareholders' Equity

a. Capital stock, reserves and capital adjustment:

The Shareholders' Equity account activity and balances prior to December 31, 1994 have been restated in the currency values prevailing at that date, following the method mentioned in this Note. The transactions carried out subsequent to that date have been recorded in currency values of the period to which they correspond.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

The balances of the Shareholders' Equity accounts as of December 31, 2005 have been restated up to February 28, 2003 as explained in the third paragraph. The adjustment derived from the restatement of the balance of "Capital Stock" was allocated to "Equity Adjustments".

b. Results:

Income and expenses have been recognized against the results for the fiscal year, regardless of whether they have been collected or paid.

c. Prior year adjustment (see Note 38).

The preparation of the financial statements requires that the Bank's Board of Directors perform estimates affecting assets and liabilities, the net income/(loss) for the fiscal year and the determination of contingent assets and liabilities at the date thereof. Since these estimates involve value judgments regarding the probability of occurrence of future events, the actual net income/(loss) may differ from the estimated amount and thus generate losses or profits affecting subsequent years. All legal and regulatory rules in force at the date of presentation of these financial statements have been considered.

The financial statement figures for the previous fiscal year, presented for comparative purposes, include certain reclassifications and adjustments that contemplate specific disclosure criteria so as to present them on a consistent basis with those of the current fiscal year.

8. DIFFERENCES BETWEEN ARGENTINE CENTRAL BANK REGULATIONS AND PROFESSIONAL ACCOUNTING STANDARDS

Below is a detail of the main differences between the Argentine Central Bank regulations and professional accounting standards, considering the statement made in the first part of Note 7:

8.1. Valuation criteria

a) Compensation to be received, per Sections 28 and 29 of National Executive Branch Decree 905/02, and investment account securities

As of December 31, 2005 and 2004, the Bank carries the government securities received and to be received in the "Government Securities - holdings in investment accounts", "Other Receivables for financial transactions - Others not included in the debtor classification regulations" and "Miscellaneous receivables - Others" captions, respectively, arising from the compensation established by Sections 28 and 29 of National Executive Branch Decree 905/02.

Under professional accounting standards, those assets should be valued at their quotation values net of estimated selling expenses, charging the quotation differences to the results for each fiscal year, except there is a possibility and intention to carry them until maturity.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

b) Allowances for receivables from the non-financial public sector

Current regulations on the setting up of allowances issued by the Argentine Central Bank provide that receivables from the Public Sector are not subject to allowances for doubtful accounts. Under professional accounting standards, those allowances must be estimated on the basis of the uncollectibility risk attaching to those assets.

c) Accounting for income tax according to the deferred tax method

The Bank determines income tax at the statutory rate applicable to the estimated taxable income, without considering the effect of any timing differences between the accounting and taxable results. Under professional accounting standards, income tax must be recognized according to the deferred tax method (see Note 34).

d) Secured loans, government and other similar securities

As established by Decree No. 1387/01 dated November 6, 2001, in the fiscal year ended December 31, 2001, the Bank exchanged with the National Government national government securities (classified and valued as "Investment accounts", according to the criteria established by the BCRA) for national secured loans which, as of December 31, 2005 and 2004 were recorded under "Loans to the Non-financial Public Sector". Furthermore, as established by Decree 1579/02 the Bank and the Fiduciary Fund for the Provincial Development exchanged loans to the provincial governments for Provincial Secured Loans (BOGAR) which as of December 31, 2005 and 2004 have been disclosed under Government and Corporate Securities.

At those dates, the Bank valued the two assets at the lower of present or technical value, as established by BCRA Communication "A" 3911 and complementary rules, as amended, except for those used as collateral for advances granted by the Governing Entity for the subscription of the bonds envisaged by Decree 905/02. Under the provisions of CD Resolution No. 290/01 of the CPCECABA, as of December 31, 2005 and 2004 those assets should have been valued on the basis of the respective quotation values of the securities exchanged as of November 6, 2001, which are considered to be the transaction cost as from that date, where applicable, plus interest accrued at the internal rate of return until the end of each period.

The Bank has recorded as a prior year adjustment the positive difference arising from recognizing the loans to the Public Sector at their repayment value for the acquisition of Coverage Bonds (per National Executive Branch Decree 905/02) following the guidelines of Communication "A" 4095 (see Note 38).

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

Under professional accounting standards, this item should be charged to the result for that year, because it was accrued that year.

e) Compensation for application of the CER/CVS

As of March 31, 2004, the Bank had written off the compensation amount for asymmetric indexation and charged it to the results for prior years, according to the criterion established by BCRA Communication "A" 4202. Under professional accounting standards, that compensation amount should have been charged to the results for the fiscal year 2004. (see Note 38).

f) Valuation at equity value

For purposes of calculating the equity value, Technical Pronouncement No. 21 establishes that the closing date of the fiscal year of investors is to coincide with that of the issuing companies, a criterion that differs from Argentine Central Bank regulations. Under professional accounting standards, the same valuation criterion is also to be applied to all subsidiaries. (Note 7.7.)

g) Derivatives

Currency swap transactions carried out as a hedge for the Bank's exposure to CER index-adjustable peso denominated liabilities, without transferring the underlying asset, have been valued according to the net asset or liability position derived from variations in the underlying assets (CER plus 2% for assets) and variations in the US dollar quotation plus interest agreed for liabilities (Notes 19.5. and 19.6.). This criterion differs from professional accounting standards.

Currency swap transactions carried out as a hedge for the Bank's exposure to obligations issued in Euros have been valued according to the criterion described in Note 7.1. This criterion differs from professional accounting standards.

8.2. Disclosure issues

a) Statement of source and application of funds, earning per share and business segment

The criterion established by Technical Pronouncement No. 19 for disclosing these items differs from that established by the Argentine Central Bank in its Circular CONAU 1.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2005
In comparative format with the previous year

9. CLASSIFICATION OF LOANS AND RESERVE FOR LOAN LOSSES

Reserve for loan losses established as of December 31, 2005 and 2004, cover the minimum reserves required by the Argentine Central Bank, and were calculated considering the accounting policies adopted for certain refinanced consumer loans, certain contributions to the special relief fund (Note 10), including the special contribution to that fund made by the Bank as of March 31, 2000 and certain estimates related to the impact on the possibility of recovering the mortgage loan portfolio.

Interest capitalized prior to the loans being in arrears is covered by a reserve for loan losses following the minimum reserve requirements, considering such interest as principal.

Pursuant to the guidelines of Law 24441 on Housing and Construction Financing, the criterion followed by the Bank to set up reserves for construction projects, where the fiduciary ownership is transferred, included in the commercial portfolio, consists in classifying debtors on the basis of the evaluation of the future cash flow of individual projects financed by the Bank, taking each project as a cash flow that is independent from the rest of the debtor's assets.

The Bank has adopted a new policy regarding the procedure followed for classifying non-performing and restructured individual loans:

a. Maintaining the classification in respect of all those loans subject to: i) the provisions of article 13 of Law 24143 and/or: ii) restructuring, either through a repayment agreement, the compounding of interest on the amount in default or assistance, for up to six months following normalization of those loans,

b. After this period has expired, the Bank will proceed after the seventh month, as the case may be, as follows:

    b.1. If the loan is no more than 30 days in arrears, it shall be classified under the "performing" category.

    b.2. If the loan is more than 30 days in arrears, its classification will arise from the aggregate of the current number of days in arrears and those recorded before the refinancing, as long as the arrears are equal to or less than 30 days, in which case the above paragraph is applicable.

c. All those individual loans, which are more than 24 months in arrears, must be fully covered by a reserve. Loans and reserves are to be reversed from the Bank's assets three months after the date on which those loans were fully covered by such reserve.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

d. Loans that having been reversed from assets, following the guidelines in point c. above, are restructured and normalized shall be included again in the Bank's assets as long as they do not show arrears of more than 30 days for a term of six consecutive months.

As a result of the statements made in points c. and d. above and the application of Argentine Central Bank Communication "A" 2357 and supplementary rules, as amended, as of December 31, 2005 and 2004 the Bank has recorded memorandum accounts of Ps. 1,108,354 thousand and Ps. 921,208 thousand, respectively.

The individual mortgage loans granted and managed by the Retail Bank Network, in which said banks assume 100% of cash flow guarantees, have been classified pursuant to the categories corresponding to financial institutions involved pursuant to BCRA standards.

As of December 31, 2005 the Risk and Credit Committee decided to reverse from assets Ps. 49,333 thousand corresponding to individual mortgage loans classified as uncollectible (scenario 5) which have been reformulated or restructured at least once between June 30, 2000 and June 30, 2005.

Based on the foregoing, the Bank's Board of Directors believes that the reserves for loan losses set up are sufficient to cover the minimum reserves required by the Argentine Central Bank rules and professional accounting standards on the total amount of the portfolio.

10. SPECIAL RELIEF FUND

Article 13 of Law 24143 established that Banco Hipotecario Nacional should set up a special fund for subsidizing the repayment services of borrowers undergoing a serious economic emergency situation, whose situation could not be resolved through the renegotiation of the loan. This fund, whose regulations were issued by the Bank, is being formed as from that moment, with 2% of the interest collected on housing loans.

In view of the problems of the individual loan portfolio predating 1991 arising from the social emergency of borrowers, on May 16, 2000 the Board of Directors resolved to allocate Ps. 35.392 thousand as an extraordinary contribution to the Fund the Bank is required to create under Sections 13 of Law 24143 and 17, subsect. c) of Law 24855, to partially or fully subsidize the debts due from borrowers facing a difficult economic and social situation. The Bank has recognized this contribution as an increased reserve for loan losses under the Loans caption, with a counterpart in Loan Loss Provision.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

The amounts of Ps. 7,265 and Ps. 12,138 thousand paid as of December 31, 2005 and 2004, respectively, include the extraordinary contribution made as of March 31, 2000, net of allocations. Law 24855 requires the Bank to continue to contribute to this special fund for 10 years as from July 22, 1997 under the terms of Law 24143.

11. 14 - RESTRICTED ASSETS

In view of the commitments undertaken under the Bank's external debt Exchange Offer (Note 2), a trust was created under Argentine law by means of a Trust Agreement entered into by and between the Bank and ABN AMRO BANK, Argentine Branch. As of December 31, 2005, BODEN 2012 for Ps. 177,478 thousand had been transferred to the trust. These guarantees have been recorded in "Miscellaneous Receivables" (Note 15).

As of December 31, 2005, the Bank has deposited BODEN 2012 for Ps. 133,699 thousand as collateral for the currency swap transactions (Note 19). These escrow deposits have been recorded in "Miscellaneous Receivables" (Note 15).

As of December 31, 2005 and 2004 the "Miscellaneous Receivables" caption includes shares securing call options written for Ps. 109 thousand and Ps. 17,372 thousand, respectively (Note 15).

As of December 31, 2004, the Bank had set up specific guarantees as security for compliance with the future sale contract entered into with DePfa Investment Bank Ltd. for Ps. 996 thousand (Note 19.2.). These escrow deposits have been recorded in "Miscellaneous Receivables" (Note 15).

12. Insurance on Real Estate Securing the Mortgage Portfolio and Life and Unemployment Insurance for Beneficiaries

The Bank grants insurance coverage to the following:

- **Houses mortgaged to secure its loan portfolio, for the appraised amount of the insured houses:** Against material damages caused by fire, explosion, lightning, earthquake, certain events involving riots, terrorist acts and other circumstances, according to the general conditions laid down by the Bank.

- **Life insurance for paying off the debts of the Bank's borrowers:** covering the risk of death of the economically liable party, whether a borrower or not, for paying off the principal debt owed at the date of death, according to the conditions laid down by the Bank. Individuals under the age of 56 are insurable up to the age of 80.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

- **Unemployment insurance for economically liable parties, who are borrowers:** this covers unemployment risks when the conditions provided for by National Employment Law 24013 are met, with a maximum coverage of up to six monthly installments, with the option to renew it for another six months by paying an additional premium, once the insured has signed an employment contract for a term exceeding twelve months.

- **Comprehensive household insurance:** this covers the risk of fire and theft of general contents and electronic appliances for domestic use, windows, civil liability assessed for fire or explosion, removal of rubble, harm occasioned to buildings as a result of theft, lodging expenses and domicile assistance services.

The accounting policies followed by the Bank to record insurance transactions are described in Note 7.10. The Bank covers the risks involved in the insurance activity with its own net worth. (See Note 22).

In addition, the Bank sells insurance to cover personal accidents and health care, the coverage, risk and losses of which are undertaken by other Insurers.

The amounts of insurance premiums in respect of the items mentioned above, claims paid and charges connected with the insurance activity, allocated to results for the fiscal years ended December 31, 2005 and 2004, were as follows:

	12/31/05	12/31/04
	Thousands of Pesos	Thousands of Pesos
Fire insurance premiums	12,735	12,697
Life insurance premiums	31,238	26,762
Unemployment insurance premiums	1,525	1,652
Additional insurance premiums	2,506	2,327
Total Premiums (Note 24)	48,004	43,438

	12/31/05	12/31/04
	Thousands of Pesos	Thousands of Pesos
Claims involving fire	363	295
Claims involving death	7,389	7,083
Claims involving unemployment	174	252
Additional insurance claims	342	262
Total claims (Note 25)	8,268	7,892

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

The insurance premiums shown above are disclosed under the "Income from services" caption, while the claims are disclosed under the "Expenses for services" caption. The charge corresponding to reserves connected with the insurance activity is shown in the "Miscellaneous losses" caption in the Income Statement.

13. OTHER RECEIVABLES FOR FINANCIAL TRANSACTIONS

The breakdown of "Other receivables included in the debtor classification regulations" line, under the "Other receivables for financial transactions" caption is as follows:

	12/31/05	12/31/04
	Thousands of Pesos	Thousands of Pesos
Mortgage loans delivered in trust (Note 14)	112,127	255,622
Financial hedge contract	83,187	73,944
Others	8,679	8,186
Total	203,993	337,752

The breakdown of the "Other receivables not included in the debtor classification regulations" line, under the "Other receivables for financial transactions" caption, is as follows:

	12/31/05	12/31/04
	Thousands of Pesos	Thousands of Pesos
Compensation to be received from the National Government (in US dollars)	588,761	2,643,754
Trust participation certificates (Note 14)	107,665	90,076
Negotiable obligations held in the Bank's portfolio (*)	227,240	239,724
Mortgage-backed Class B subordinated securities (Note 14)	100,829	78,411
Others	2,088	-
Total	1,026,583	3,051,965

(*) The Bank carries long-term Negotiable Obligations for Ps. 132,576 thousand held in its portfolio for purposes of their possible exchange with holders that did not participate in the initial offering.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

14. SECURITIZATION OF THE PORTFOLIO OF MORTGAGE LOANS

The Bank has executed various financial trust agreements under which, as trustor, it has transferred the fiduciary ownership of mortgage loans belonging to its loan portfolio to different financial institutions, as trustee. Once the mortgage loans have been transferred to the trust fund, it proceeds to issue the corresponding debt securities and participation certificates and to use the proceeds of the placement thereof for settling the amount of the loans ceded by the Bank. The trust assets entail a separate and distinct equity from the trustee's assets and those of the trustor.

The trustee is responsible for the management of the trust funds previously set up in accordance with the specifications contained in the trust agreement.

As of December 31, 2005 and 2004, the Bank recorded Ps. 112,127 thousand and Ps. 255,622 thousand, respectively, in respect of mortgage loans originally granted in foreign currency and converted into pesos as required by Law 25561 and Decree 214, registered in the name of the trustee, in the "Others included in the debtor classification regulations" line, under the "Other receivables for financial transactions" caption; Ps. 12,216 thousand and Ps. 14,393, respectively, in the "Accrued interest receivable included in the debtor classification regulations" line, under that caption, in respect of accrued interest and adjustments from application of the CER receivable. Those receivables are held in the Bank's assets because at that date the trustee had not yet issued the related securities and the Bank continued to act as trustor and only beneficiary.

In 2004, the Bank created a Global Trust Securities Program, "CEDULAS HIPOTECARIAS ARGENTINAS" for the securitization of individual mortgage loans for the financing of housing units for a face value of up to Ps. 500,000,000, which was authorized by CNV Resolution No. 14814 dated June 3, 2004.

Under this program, five series of Cédulas Hipotecarias Argentinas Financial Funds were created, for face values of Ps. 50,000 thousand, Ps. 49,947 thousand, Ps. 62,520, Ps. 64,597 thousand and Ps. 65,001 thousand corresponding to Series I, II, III, IV and V, respectively.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

At the date of these financial statements, the following trust funds have been set up:

1. BHN I Mortgage Fund, BHN II Mortgage Trust, BHN III Mortgage Trust, BHN IV Mortgage Trust, BACS I Mortgage Trust, BACS Funding I Mortgage Trust, BACS Funding II Mortgage Trust, BHSA I 2002 Mortgage Trust, Cédulas Hipotecarias Argentinas Financial Trust Series I, 2004-1, Cédulas Hipotecarias Argentinas Financial Trust Series II, 2004-2, Cédulas Hipotecarias Argentinas Financial Trust Series III, 2005-1, Cédulas Hipotecarias Argentinas Financial Trust Series IV, 2005-2 and Cédulas Hipotecarias Argentinas Financial Trust Series V, 2005-3 the terms of issue of which are as follows:

	Debt Securities Class A1/AV	Debt Securities Class A2/AF	Debt Securities Class B	Participation Certificates	Total
BHN I - Issued on 10.29.96 (*)					
Face value in thousands of Ps.	60,292	18,778	9,302	4,652	93,024
Declared Maturity Date	05.25.2005	09.25.2001	01.25.2014	01.25.2014	
BHN II - Issued on 05.09.97 (*)					
Face value in thousands of Ps.	44,554	51,363	3,730	6,927	106,574
Declared Maturity Date	03.25.2011	07.25.2009	03.25.2012	05.25.2013	
BHN III - Issued on 10.29.97 (*)					
Face value in thousands of Ps.	14,896	82,090	5,060	3,374	105,420
Declared Maturity Date	05.31.2017	05.31.2017	05.31.2018	05.31.2018	
BHN IV - Issued on 03.15.00 (*)					
Face value in thousands of Ps.	119,500	36,500	24,375	14,625	195,000
Declared Maturity Date	03.31.2011	03.31.2011	01.31.2020	01.31.2020	
BACS I - Issued on 02.15.2001 (*)					
Face value in thousands of Ps.	30,000	65,000	12,164	8,690	115,854
Declared Maturity Date	05.31.2010	05.31.2010	06.30.2020	06.30.2020	
	Debt Securities	Debt Securities	Debt Securities	Participation	Total

Guillermo C. Martinz General Accounting Manager BANCO HIPOTECARIO S.A.	**Clarisa D. Lifsic de Estol** On behalf of the General Manager BANCO HIPOTECARIO S.A.	Signed for purposes of identification with our report dated February 20, 2006 PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. T° 1 - F° 17
Clarisa D. Lifsic de Estol President BANCO HIPOTECARIO S.A.	**Ricardo Flammini** For the Syndics Committee	

NOTES TO THE FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2005
In comparative format with the previous year

	Class A1/AV	Class A2/AF	Class B	Certificates	
BACS Funding I Issued on 11.15.2001 (*)					
Face value in thousands of Ps.				29,907	29,907
Declared Maturity Date				11.15.2031	
BACS Funding II Issued on 11.23.2001 (*)					
Face value in thousands of Ps.				12,104	12,104
Declared Maturity Date				11.23.2031	
BHSA I Issued on 02.01.2002					
Face value in thousands of Ps.				43,412	43,412
Declared Maturity Date				02.01.2021	
CHA I Issued on 6.25.2004					
Face value in thousands of Ps.	40,000		5,000	5,000	50,000
Declared Maturity Date	12.31.2010		03.31.2012	03.31.2012	
CHA II Issued on 11.19.2004					
Face value in thousands of Ps.	39,950		4,995	5,002	49,947
Declared Maturity Date	12.31.2011		01.31.2016	01.31.2016	
CHA III Issued on 04.07.2005					
Face value in thousands of Ps.	50,000		6,250	6,270	62,520
Declared Maturity Date	04.30.2012		12.31.2013	01.31.2020	
CHA IV Issued on 6.22.2005					
Face value in thousands of Ps.	54,900		4,848	4,849	64,597
Declared Maturity Date	01.31.2013		07.31.2023	07.31.2023	
CHA V Issued on 10.20.2005					
Face value in thousands of Ps.	53,301		11,700		65,001
Declared Maturity Date	12.31.2014		04.30.2023		

(*) Trusts subject to the pesification of foreign currency assets and liabilities at the $1.00=US$1 rate established by Law 25561 and Decree 214, as they were created under Argentine legislation. Certain holders of Class A debt securities have started declarative actions against the trustee pursuant to the application of the pesification measures set forth in Law 25561 and Decree 214, in order to maintain the currency of origin of said securities. In these declarative actions, the Bank acted together with BACS as third party. The trustee has duly answered to this claim, being the final resolution to this situation is still pending.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2005
In comparative format with the previous year

In all cases, the payment of class B debt securities is subordinated to the payment of the class A securities. In addition, the reimbursement of the participation certificates shall be done once all the class A and B securities issued have been settled, to the extent that there are sufficient remaining funds in the trust fund.

On June 29, 2005, the Bank and the subsidiary BACS Banco de Crédito y Securitización SA initiated legal actions against First Trust of New York National Association, in its capacity of trustee under BACS I Mortgage Trust, demanding the fulfillment of the Trust Agreement due to the lack of payment of accrued interest and a compensation for damages caused by the trustee's behavior.

As of December 31, 2005 and 2004, the Bank held in its portfolio the following securities corresponding to the above-mentioned funds, a participation certificate in the BACS II Financial Trust and debt securities issued by Red Mutual I and Tarshop V Trust:

	12/31/05	12/31/04
	Thousands of Pesos	Thousands of Pesos
Class B debt securities - BHN III	15,920	13,525
Class B debt securities - BHN IV	59,356	53,744
Class B debt securities - CHA I	5,904	5,292
Class B debt securities - Red Mutual I	2,096	790
Class B debt securities - CHA II	5,644	5,060
Class B debt securities - CHA III	6,773	-
Class B debt securities - CHA IV	5,136	-
Subtotal	100,829	78,411

	12/31/05	12/31/04
	Thousands of Pesos	Thousands of Pesos
Participation certificates - BHN I	10,607	-
Participation certificates - BHN II	24,950	27,229
Participation certificates - BHN III	10,934	11,196
Participation certificates - BHN IV	-	1,185
Participation certificates - BACS II	-	38,485
Participation certificates - CHA I	9,415	6,979
Participation certificates - CHA II	5,750	5,002
Participation certificates - CHA III	7,172	-
Participation certificates - CHA IV	5,404	-
Participation certificates - CHA V	12,226	-
Participation certificates - BHSA I 2002	21,207	-
Subtotal	107,665	90,076
Total	208,494	168,487

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

15. MISCELLANEOUS RECEIVABLES

The breakdown of the "Others" line corresponding to the "Miscellaneous receivables" caption is as follows:

	12/31/05	12/31/04
	Thousands of Pesos	Thousands of Pesos
Tax prepayments and withholdings	10,549	9,100
Receivables from government entities	491	3,893
Receivables for loans administered	5,463	6,002
Recoverable expenses, taxes and advances to third parties	10,837	11,177
Correspondent banks	508	2,458
Guarantees securing call options written (Note 11)	109	17,372
Deposit securing financial agreements (Note 11)	133,699	77,159
Deposit securing ABN AMRO BANK trust (Note 11)	177,478	493,544
Directors' fees (1)	20,292	-
Other directors' and syndics' fees	7,600	5,840
Others	18,663	22,775
Total	385,689	649,320

(1) Approved by the General Shareholders' Meeting held on August 31, 2005. From said amount, Ps. 6,307 thousand correspond to Income Tax withholdings.

16. TREATMENT OF ASSISTANCE GRANTED BY THE BCRA

Executive Branch Decree 739/03 and BCRA Communication "A" 3941 established that financial institutions which so request it shall repay the rediscount and advance balances in force at the date of that Decree and granted within the framework of Section 17 of Law 24144 and its amendments, in no more than 70 installments.

Subsequently, the Executive Branch issued Decree 1262/03 establishing that the conditions for the amortization of rediscounts may be modified, and extended the maximum number of installments up to one hundred and twenty (120) installments, each of which shall be equivalent to a percentage not lower than 0.40% of the adjusted principal amount.

On September 11, 2003, reformulated on February 4, 2004, the Bank submitted to the BCRA a schedule for the repayment of its debt for rediscounts received from the Governing Entity, as prescribed by Section 3 of Decree No. 1262/03, as well as a transformation and reorganization plan to strengthen the Bank's efficiency and profitability.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

This schedule has been prepared on the basis of the balances of rediscounts and advances granted by the BCRA as of March 28, 2003, which at that date amounted to Ps. 391,101 thousand, delivering as collateral for the assistance granted secured loans which, considered at their technical value, maintain a margin not lower than 125%. In that submission, the Bank contemplates the settlement of its debt over a maximum term of 89 months counted as from March, 2004.

Through Resolution No. 3 dated February 5, 2004, the Unit for the Restructuring of the Financial System authorized the BCRA to modify the conditions for the amortization of the assistance established in Section 9, subsect. b) of Decree 739/03, which was adapted by the Bank according to the schedule mentioned in the preceding paragraph.

Through Communication "A" 4268, the BCRA established that financial institutions carrying debts for assistance loans received under article 17 of the BCRA Charter, which have been financed as envisaged in Decrees Nos. 739/03 and 1262/03, may make advance payments until that credit assistance has been fully repaid.

Through Resolution No. 308 dated November 4, 2004, the Board of Directors of the BCRA established that Banco Hipotecario SA should repay the assistance loan granted by the Governing Entity prior to any foreign debt purchase or repayment.

In this regard, on November 11 and December 1, 2004, the Bank made early settlements of the financial assistance loan granted by the BCRA in the amounts of Ps. 10,000 thousand and Ps. 30,000 thousand, respectively, in order to settle in advance its restructured foreign debt.

On January 20 and February 25, 2005, the Bank took part in the tender offers established by the BCRA in accordance with the guidelines of Communications "A" 4268 and 4282, the amounts of Ps. 63,759 thousand and Ps. 16,924 thousand, respectively, having been accepted in settlement of the previously refinanced debt.

On May 3, 2005, the Bank repaid in advance all the assistance loans granted by the BCRA, as envisaged in Decrees Nos. 739/03 and 1262/03. The total amount paid was Ps. 233,487 thousand, including principal, CER and interest. Despite the total repayment of assistance loans, the Bank still maintains the rights inherent to advances granted pursuant to Communications "A" 4268 and 4282.

17. NEGOTIABLE OBLIGATIONS AND OTHER FINANCING

As of December 31, 2005, the contractual residual nominal value of the negotiable obligations amounts to Ps. 2,679,612 thousand. This amount includes Argentine Mortgage Bonds ("CHA") issued under the Global "Euro Medium Term Notes" ("EMTN") Program, ordinary negotiable obligations not convertible into shares under the "Global Medium Term Notes" ("GMTN") Program, and the new issues mentioned in Note 2 and in this Note.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

The balance of the negotiable obligations has been included in the "Other liabilities for financial transactions" caption. The residual face values of the different negotiable obligation series issued are as follows:

	DATE OF ISSUE	MATURITY DATE	ANNUAL INTEREST RATE	Residual face value at 12/31/05	Residual face value at 12/31/04
				Thousands of Pesos	Thousands of Pesos
EMTN (CHA)					
Series III (US$100,000 thousand)	08/07/96	08/07/06	10.625%	2,143	2,102
GMTN					
Series I (US$ 300,000 thousand)	04/17/98	04/17/03	10.000%	35,551	36,301
Series IV (US$175,000 thousand)	12/03/98	12/03/08	13.000%	1,637	1,606
Series VI (US$135,909 thousand)	03/15/99	03/15/02	12.250%	2,058	2,019
Series XVI (US$125,000 thousand)	02/17/00	02/17/03	12.625%	30,940	30,844
Series XVII (EURO 100,000 thousand)	03/27/00	03/27/02	9.000%	2,550	2,962
Series XXII (EURO 100,000 thousand)	10/18/00	10/18/02	8.750%	467	779
Series XXIII (EURO 150,000 thousand)	02/06/01	02/06/04	10.750%	19,885	24,178
Series XXIV (US$114,312 thousand)	03/15/02	03/15/05	9.000%	18,307	19,076
Series XXV (EURO 170,829 thousand)	03/15/02	06/15/05	8.000%	17,309	23,767
Guaranteed Bond (US$107,941 thousand)	09/15/03	08/03/10	Libor +2.5%	111,554	168,213
Long Term Bond (US$449,880 thousand)	09/15/03	12/01/13	3.0 - 6.0%	1,041,557	1,294,138
Long term bond (EURO 278,367 thousand)	09/15/03	12/01/13	3.0 - 6.0%	950,513	1,111,272
PGEIN Series 4 (US$ 150,000 thousand)	11/16/05	11/16/10	9.75	445,141	-
				2,679,612	2,717,257

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

The breakdown of the bank debt is as follows:

Description	Due date	Principal amount	
		12/31/2005	12/31/2004
		Thousands of Pesos	
Secured facility in US dollars	2010	-	145,525
Long-term facility in US dollars at fixed rate	2013	-	74,647
Long-term facility in US dollars at floating rate	2013	-	17,903
Foreign loan - CSFB (Note 18)	2005	-	193,297
Foreign loan - Deutsche Bank (Note 18)	2006	60,630	59,476
Foreign loan - Deutsche Bank (Note 18)	2006	90,945	-
Foreign loan - Deutsche Bank (Note 18)	2006	151,575	-

In the current fiscal year the Bank proceeded to the early redemption of negotiable obligations and settlement of bank debt, according to the following detail:

1. Medium-term Guaranteed Bond (US$) for a face value of US$ 11,209 thousand.
2. Long-term Bond (US$) for a face value of US$ 76,702 thousand.
3. Long-term Bond (Euro) for a face value of Euros 5,718 thousand.
4. Secured facility (US$) for a face value of US$ 40,777 thousand.
5. Floating-rate long-term Facility (US$) for a face value of US$ 6,020 thousand.

On January 13, 2006, the Bank proceeded to fully redeem the Medium-term Guaranteed Bond in US Dollars, which had been issued for debt restructuring purposes and was due in August, 2010, for US$ 36,798 thousand (see Note 44.1.).

The results of these operations have been recorded under Financial Income.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2005
In comparative format with the previous year

18. BANCO HIPOTECARIO'S RETURN TO THE INTERNATIONAL CAPITAL MARKETS

After overcoming the economic crisis that impacted Argentina, and specifically its financial system, the Bank obtained funds again through financing from leading foreign banks, according to the following detail:

- On September 2, 2004, a loan was obtained from Credit Suisse First Boston International ("CSFB") for US$ 65,000 thousand, falling due on August 25, 2005, on which interest is paid at 6-month LIBOR, plus 430 basis points.

- On September 30, 2004, a loan was obtained from Deutsche Bank London for US$ 20,000 thousand, falling due on March 31, 2006, on which interest is paid at 180-day LIBOR, plus a 4.4% margin.

- On January 28, 2005, a loan was obtained from Deutsche Bank New York for US$ 30,000 thousand, falling due on July 28, 2006, on which interest will be paid at 180-day LIBOR, plus 400 basis points.

- On August 25, 2005, a loan was obtained from Deutsche Bank London for US$ 50,000 thousand, falling due on August 28, 2006, on which interest will be paid at 180-day LIBOR, plus 275 basis points.

Likewise, and in order to offset the CER index-adjustable foreign currency assets and liabilities several repo transactions were carried out.

On April 28, 2005, the Bank carried out a repo transaction with DEPFA Investment Bank Ltd. for a face value of US$ 65,600 thousand in BODEN 2012, at a 83.25% market price (US$ 54,612 thousand). This transaction accrues interest at LIBOR plus 1.4% and will expire on August 3, 2007.

On August 02, 2005, the Bank carried out a repo transaction with DEPFA Investment Bank Ltd. for a face value of US$ 9,000 thousand in BODEN 2012, at a 78% market price. This transaction accrues interest at LIBOR plus 1.4% and will expire on May 02, 2007.

On August 02, 2005, the Bank carried out a repo transaction with Deutsche Bank AG. for a face value of US$ 16,700 thousand involving US$ 28,000 thousands in BODEN 2012. This transaction accrues interest at 6-month LIBOR plus 1.2% and will expire on August 3, 2007.

On August 25, 2005, the Bank carried out a repo transaction with Deutsche Bank AG. for a face value of US$ 15,000 thousand involving US$ 25,300 thousands in BODEN 2012. This transaction accrues interest at 6-month LIBOR plus 1.15% and will expire on August 3, 2007.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

In November, 2005, the Bank carried out repo transactions with DEPFA Investment Bank Ltd., for a face value of US$ 30,000 thousand involving Ps. 49,118 thousands in BODEN 2012. These transactions accrue interests at 6-month LIBOR plus 1.15% and will expire in February, 2008.

In November and December, 2005, the Bank carried out repo transactions with Credit Suisse First Boston, for a face value of US$ 8,200 thousand involving Ps. 13,598 thousands in BODEN 2012. These transactions accrue interests at 6-month LIBOR plus 1.15% and will expire in August, 2007.

On November 09, 2005 the subscription period for Negotiable Obligations Series IV was closed, which had been opened on October 24 of this year. The real amount of this transaction amounted to US$ 150,000 due on 2010 and with a 9.75% annual coupon rate payable semiannually. The closing date for the placement process and public offering pursuant to General Resolution No. 470/04 of the National Securities Commission was November 16, 2005.

19. DERIVATIVE FINANCIAL INSTRUMENTS

19.1. On January 29, 2004, the Bank entered into a total return swap transaction as a partial hedging for the Stock Appreciation Right clause ("StARS") included in the issuance of the Medium-term Secured Facility (Note 2). This transaction involves 7,110,000 Class D ordinary shares in Banco Hipotecario Sociedad Anónima. The amount agreed under this transaction was US$17,519 thousand.

19.2. During March 2004, the Bank executed a forward sale contract with DePfa Investment Bank Ltd. to repurchase bonds and Banco Hipotecario's loans, by financing 50% of the eligible instruments purchase price. This transaction has been restructured, being its new due date February 03, 2006. On that date, the transaction was finally settled.

19.3. On March 5, 2004, the Bank and Deutsche Bank AG executed a currency swap contract (Cross Currency Swap) for Euros 150,000 thousand. The purpose of this transaction was to reduce the volatility of the Bank's results derived from variations in the Euro quotation, in view of the net liability position of that currency. This transaction is secured by BODEN 2012.

19.4. On October 29, 2004, the Bank entered into a currency swap contract (Cross Currency Swap) with Credit Suisse First Boston for € 100,000 thousand. The purpose of this transaction was to reduce the volatility of the Bank's results derived from variations in the Euro quotation, in view of the net liability position of that currency. This transaction is secured by BODEN 2012.

19.5. On January 25, 2005, the Bank entered into a currency swap contract (Cross Currency Swap) with Deutsche Bank AG. According to this transaction, the Bank receives interest at a rate of 2% on a principal of Ps. 438,870 thousand adjusted by applying the CER and pays interest at 180-day LIBOR plus 435 basis points

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

on a principal of US$ 150,000. The purpose of this transaction was to reduce the volatility of the Bank's results derived from variations in the CER index, in view of the net liability position, on that date, of CER-index adjustable instruments held by the Bank. This transaction is secured by BODEN 2012.

19.6. On February 1, 2005, the Bank entered into a currency swap contract (Cross Currency Swap) with Credit Suisse First Boston as a hedge for its liability exposure to CER index-adjustable peso denominated obligations. According to this transaction, the Bank receives interest at a rate of 2% on a principal of Ps. 87,537 thousand adjusted by applying the CER and pays interest at 180-day LIBOR plus 420 basis points on a principal of US$ 30,000 thousand. The purpose of this transaction was to reduce the volatility of the Bank's results derived from variations in the CER index, in view of the net liability position, on that date, of CER-index adjustable instruments held by the Bank. This transaction is secured by BODEN 2012.

20. OTHER LIABILITIES FOR FINANCIAL TRANSACTIONS

The breakdown of the "Others" line included in the "Other liabilities for financial transactions" caption is as follows:

	12/31/05	12/31/04
	Thousands of Pesos	Thousands of Pesos
Collections and other transactions on behalf of third parties	22,035	20,132
Retail Bank Network	27,428	28,130
Others	7,316	3,048
Total	56,779	51,310

21. MISCELLANEOUS LIABILITIES

The breakdown of "Others" corresponding to the "Miscellaneous liabilities" caption is disclosed as follows:

	12/31/05	12/31/04
	Thousands of Pesos	Thousands of Pesos
Sundry creditors	24,389	23,028
Other fees and expenses payable	3,122	2,692
Tax withholdings to be deposited	7,433	2,182
Taxes payable	2,670	5,476
Payroll withholdings and contributions	2,431	1,738
Salaries and social security charges payable	1,309	636
Others	4,689	5,743
Total	46,043	41,495

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

22. PROVISIONS

The breakdown of "Provisions" is disclosed as follows:

	12/31/05 Thousands of Pesos	12/31/04 Thousands of Pesos
Provision for insurance risk (1)	10,843	10,098
Provision for other contingencies (2)	88,540	136,582
Provision for taxes	9,973	21,200
Provision for lawsuits	95,633	103,061
Others	4,751	4,840
Total	209,740	275,781

(1) As to December 31, 2005 and 2004 it is composed of: Technical liabilities for Ps. 1,831 thousand and Ps. 978 thousand (risks in progress Ps. 1,831 thousands and Ps. 978 thousands, the reserve for insufficient premium does not generate charges), Debts with the insured Ps. 1,362 thousand and Ps. 1,745 thousands (Pending claims Ps. 1,043 thousand and Ps. 1,126 thousands, IBNR Ps. 319 thousands and Ps. 21 thousands and reserve for FFAA Claims Ps. 598 thousands for year 2004) and Provisions for Ps. 7,650 thousands and Ps. 7,375 thousands (Provision for major disaster), respectively.

(2) It is composed as follows: Ps. 38,058 thousand and 59,271 thousand for the Stock Appreciation Right (StARS) clause; Ps. 35,379 thousands (Ps. 20,292 corresponding to 2004 and Ps. 15,087 corresponding to 2005) and Ps. 21,870 thousand corresponding to profit sharing and stock appreciation rights and Ps. 15,103 thousand and Ps. 55,441 thousand for Other contingencies, in all cases as of December 31, 2005 and 2004, respectively.

23. FINANCIAL INCOME AND EXPENSES

The breakdown of the "Others" line included in the "Financial income" caption is as follows:

	12/31/05 Thousands of Pesos	12/31/04 Thousands of Pesos
Gold and foreign currency quotation difference	20,624	38,077
Restructured and buy back of bank debt (Note 17)	22,103	77,102
Result from total return swap (Note 19.1)	9,243	64,173
Result from compensating and Coverage Bonds and other government securities	54,256	38,728
Others	1,348	163
Total	107,574	218,243

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

The breakdown of the "Others" line included in the "Financial expenses" caption is as follows:

	12/31/05	12/31/04
	Thousands of Pesos	Thousands of Pesos
Turnover tax on financial income	11,730	13,693
Premiums on swap transactions	10,608	1,485
Contribution to the deposit guarantee fund	603	469
Total	22,941	15,647

24. INCOME FROM SERVICES

The breakdown of the "Others" line included in the "Income from services" caption is as follows:

	12/31/05	12/31/04
	Thousands of Pesos	Thousands of Pesos
Insurance premiums (Note 12)	48,004	43,438
Commissions and services on loans	19,550	17,440
Others	5,247	3,416
Total	72,801	64,294

25. EXPENSES FOR SERVICES

The breakdown of the "Others" line included in the "Expenses for services" caption is as follows:

	12/31/05	12/31/04
	Thousands of Pesos	Thousands of Pesos
Insurance claims (Note 12)	8,268	7,892
Commissions and services on loans	16,813	6,068
Turnover tax	1,123	1,462
Others	1,649	1,129
Total	27,853	16,551

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2005
In comparative format with the previous year

26. ADMINISTRATIVE EXPENSES

The breakdown of the "Other operating expenses" line included in the "Administrative expenses" caption is as follows:

	12/31/05	12/31/04
	Thousands of Pesos	Thousands of Pesos
Depreciation of bank premises and equipment	5,700	6,483
Intangible asset amortization	2,449	862
Insurance	1,500	1,815
Rental expenses	1,388	1,046
Telephony, electricity and mailing services	4,749	3,767
Software links	924	1,002
Maintenance and preservation of bank premises and equipment	3,701	4,240
Others	3,015	2,626
Total	23,426	21,841

27. MISCELLANEOUS INCOME

The breakdown of the "Others" line included in the "Miscellaneous income" caption is as follows:

	12/31/05	12/31/04
	Thousands of Pesos	Thousands of Pesos
Rental income	470	612
Results on operations with premises and equipment and miscellaneous assets	8,016	13,678
Refund of value added tax	3,064	-
Others	3,434	13,049
Total	14,984	27,339

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

28. MISCELLANEOUS LOSSES

The breakdown of the "Others" line included in the "Miscellaneous losses" caption is as follows:

	12/31/05 Thousands of Pesos	12/31/04 Thousands of Pesos
Depreciation of miscellaneous assets	391	544
Turnover tax	361	850
Other taxes	6,712	4,548
Loss on operations with premises and equipment and miscellaneous assets	7,129	22,836
Donations	668	338
System for repayment of loans with discounts	-	2,642
Tax on personal assets - General Resolution 1497/02	-	1,077
Others	4,757	14,393
Total	20,018	47,228

29. DEPOSIT GUARANTEE INSURANCE SYSTEM

Law 24485, Decrees 540/95 and 1127/98 and Communication "A" 2337 and supplementary ones of the Argentine Central Bank provide that the institutions encompassed by the Financial Institutions Law should make a standard contribution equivalent to 0.03% of their monthly average daily balances of deposits in current accounts, savings accounts, time deposits, special accounts, fixed-term investments and frozen balances stemming from those deposits.

In addition to the standard contribution, the institutions are required to make a separate additional contribution, in proportion to the result obtained from the weighting of several factors.

Communication "A" 3064 of the Argentine Central Bank provides that, effective as of the date of payment of contributions corresponding to January 2000, the ordinary contribution is reduced to 0.015% provided that financial institutions enter into loan contracts with Seguro de Depósitos Sociedad Anónima ("SEDESA") allocated to the Deposits Guarantee Fund. Effective September 2000, Argentine Central Bank Communication "A" 3153 set aside the above-mentioned loans; notwithstanding this, the loan contracts arranged until that date will continue to be in force until the corresponding settlement thereof, under the terms and conditions agreed upon with SEDESA.

Through Communication "A" 4206 dated September 14, 2004, the BCRA changed the standard contribution to 0.02% of the monthly average of daily balances of the deposits mentioned in the first paragraph of this Note. That percentage was changed again to 0.015% through Communication "A" 4271 dated December 30, 2004.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

It is also established that the BCRA may require an advance payment of an amount equivalent to 24 minimum standard contributions within at least 30 calendar days to meet the Fund's needs for resources.

This System does not cover the transferable time deposits whose ownership has been acquired through endorsement, the placements attracted through systems which offer incentives in addition to the interest rate agreed upon, the deposits in which interest rates exceeding the reference rate established by the Argentine Central Bank are arranged, the deposits made by financial institutions with other brokers, including the time deposit certificates acquired through a secondary transaction, the deposits made by persons related to the Bank, either directly or indirectly, time deposits of securities, acceptances or guarantees and the frozen balances arising from deposits and other liabilities excluded from that System.

30. SUBSIDIARY COMPANIES

The bank has equity investments in the following subsidiaries:

a. 99.99% of the BHN Sociedad de Inversión Sociedad Anónima's share capital, which amounts to Ps. 18,000 thousand and which corporate purpose is investments. In addition, the Bank maintains irrevocable capital contributions of Ps.10,000 thousand. In turn, BHN Sociedad de Inversión Sociedad Anónima holds a 99.9976% equity interest in BHN Vida Sociedad Anónima and BHN Seguros Generales Sociedad Anónima and a 100% equity interest in Mortgage Systems International, LLC.

b. 99.99% of BHN Inmobiliaria Sociedad Anónima's share capital, which amounts to Ps. 1,900 thousand. The corporate purpose of this company consists in real estate transactions.

c. 70% of the share capital of BACS Banco de Crédito y Securitización Sociedad Anónima, which amounts to Ps. 62,500 thousand. The principal line of business of this bank will consist in fostering the creation and development of a secondary market for mortgage loans in Argentina.

d. 100% of the share capital of VR-Tasaciones y Certificaciones Sociedad Anónima, which amounts to Ps. 200 thousand. This company's line of business is the appraisal and certification of all types of urban and rural real estate located in Argentina or abroad.

As of December 31, 2005 and 2004, the Bank's equity interest in the above-mentioned companies is reflected in accounts in the "Investments in other companies" caption.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

The relevant total amounts arising from the December 31, 2005 financial statements of the main controlled investees are as follows:

	BACS Banco de Crédito y Securitización S.A. (2)	BHN Sociedad de Inversión S.A. (1) (3)	BHN Inmobiliaria S.A. (2)
		(In thousands of pesos)	
Assets	224,540	43,736	3,998
Liabilities	117,964	6,374	535
Shareholders' equity	106,576	37,362	3,463
Net loss	1,332	(4,898)	168

(1) Consolidated balances
(2) Financial statements as of 12-31-05
(3) Financial statements as of 09-30-05

Through a Resolution, the General Annual Meeting held on April 22, 2005, decided to liquidate BHN Inmobiliaria. As of the date of these financial statements, the formalities necessary to liquidate the company were underway.

31. RESTRICTION ON THE DISTRIBUTION OF PROFITS

No profits may be distributed when any financial year does not produce profits.

Argentine Central Bank Communication "A" 4152 dated June 2, 2004 left without effect the suspension of the distribution of profits established by Communication "A" 3574. However, those banks that proceed to such distribution must be previously authorized by the Financial and Exchange Institutions Superintendency.

Furthermore, Argentine Central Bank Communication "A" 3785 dated October 29, 2002 restricted the distribution of cash dividends, to the extent that the Bank has decided to value its holdings of bonds received under Sections 28 and 29 of Decree 905 at their technical value, except for the amount of profits in excess of the difference between the carrying value and the market value of those bonds, net of the pertinent appropriation to legal reserve and to the reserve established by the Bank's by-laws (see Note 3).

Under the contracts signed as a result of the restructuring of the Bank's financial debt (Note 2), there are restrictions on the distribution of profits until such time as at least 60% of the total initial principal amount of the long-term and guaranteed tranches of the new debt has been amortized.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

In addition, for the purposes of determining distributable balances, the minimum presumed income tax asset shall be deducted from retained earnings (Communication "A" 4295).

32. RUBRICATION OF BOOKS

At the date of these financial statements, the transactions conducted by the Bank had been recorded in the rubricated books, as called for by the regulations in force.

33. INTERCOMPANY TRANSACTIONS SECTION 33, LAW 19550

The balances as of December 31, 2005 are as follows:

	Thousands of Pesos
Other receivables for financial transactions	
BACS Banco de Crédito y Securitización S.A.	67
Miscellaneous receivables - Sundry Debtors	
BHN Vida S.A.	12
BHN Seguros Generales S.A.	4
BHN Sociedad de Inversión S.A.	9
BHN Inmobiliaria S.A.	531
BACS Banco de Crédito y Securitización S.A.	793
Deposits - Current accounts and time deposits	
BHN Sociedad de Inversión S.A.	85
BHN Inmobiliaria S.A.	2,480
BHN Vida S.A.	4,937
BHN Seguros Generales S.A.	6,151
BACS Banco de Crédito y Securitización S.A.	385
VR - Tasaciones y Certificaciones S.A.	3
Other liabilities for financial transactions	
BACS Banco de Crédito y Securitización S.A.	12,032
Miscellaneous liabilities	
BACS Banco de Crédito y Securitización S.A.	296
Balance to be Paid-In	
BHN Vida S.A.	(*)
BHN Seguros Generales S.A.	(*)

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

		Thousands of Pesos
Financial income		
BACS Banco de Crédito y Securitización S.A.		67
Financial Expenses		
BACS Banco de Crédito y Securitización S.A.		205
Income from services		
BACS Banco de Crédito y Securitización S.A.		273
Expenses for Services		
BACS Banco de Crédito y Securitización S.A.		1,083
(*) BALANCES TO BE PAID-IN, IN PESOS		
BHN Vida S.A.	90	
BHN Seguros Generales S.A.	90	

34. INCOME TAX

In accordance with Law No. 24855 and its regulatory Decree No. 924/97, income obtained by the Bank as a result of loan operations formalized, agreed, undertaken or recognized through the date of registration of its by-laws are exempt from income tax; however, income provided by loan operations after that date are subject to this tax.

As a general rule, the income tax law admits the deduction of expenses incurred to obtain or maintain the source of taxable income. For purposes of deducting from the taxable income those expenses incurred to obtain jointly taxable and non-taxable income, expenses should be segregated accordingly.

Furthermore, the fiscal rule grants preeminence to the direct allocation method rather than the apportionment method to determine the deductible expenses (linked to the obtainment of taxable income). Thus, the apportionment method should only be used when it is not possible to make a direct allocation of expenses to the taxable income.

Until the fiscal year ended December 31, 1998 the Bank determined its income tax based on the expense apportionment method, treating as deductible the portion of expenses arising from applying to the total expenses incurred the ratio of taxable income to total income.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

As from fiscal year ended December 31, 1999 income tax was calculated considering the direct relationship between expenses and the obtainment of taxable and non-taxable income, and the apportionment method was only used for those expenses, which could not be directly allocated to each of the income producing sources.

The Bank has filed its income tax returns for fiscal years 1999 through 2004 adopting the above-mentioned methodology. (See Notes 35 and 36).

35. MINIMUM NOTIONAL INCOME TAX

Minimum notional income tax was created by Law No. 25063 to be in effect for 10 years as from fiscal 1998 as a tax complementary of income tax. Minimum notional income tax consists in a minimum taxation, which assesses certain productive assets at the tax rate of 1%. The ultimate tax obligation will be the higher of minimum notional income tax or income tax. For financial entities, the taxable basis will be 20% of their computable assets. If in a fiscal year, minimum notional income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of any income tax excess over minimum notional income tax through the next ten years.

In view of the tax loss carry-forward determined by the Bank for last three fiscal years, the pertinent minimum notional income tax obligation was calculated.

As called for by Communication "A" 4295, following a prudent criterion, the Bank capitalized only the Ps. 21,000 thousand tax credit for the fiscal years 2003 and 2004 on the basis of projections of accounting and taxable results included in the Business Plan submitted to the BCRA and estimates of the main macroeconomic variables and fluctuations in the financial system for the next 10 fiscal years. This tax credit will be used in fiscal years 2013 and 2014.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

The tax credit balances held by the Bank at the closing date of these financial statements are the following:

Year	Tax credit balance
1999	4,400,625.61
2000	6,034,258.16
2001	5,084,433.50
2002	9,120,736.45
2003	10,591,639.19
2004	14,515,539.24

36. CONTINGENT ASSETS

As described in Note 7.17. and as a result of the use of the direct allocation method for deducting interest for income tax computation purposes, for the fiscal year ended December 31, 2004, the Bank is reporting a loss carry-forward of approximately Ps. 2,090,323 thousand. As of December 31, 2005 this amount is disclosed in memorandum accounts.

As mentioned in Note 3.2., the Bank has recorded under memorandum accounts a positive contingency in the amount of Ps. 81,645 for purposes of the compensation for asymmetric indexation laid down by Law 25796.

37. OVER-THE-COUNTER BROKER

The Bank's minimum shareholders' equity required by the Argentine Central Bank rules is in excess of that required by the National Securities Commission in Resolution No. 290, as amended, in order to act as an Over-the-Counter Broker and has been duly paid up at fiscal year end.

38. PRIOR YEAR ADJUSTMENT

a. Capitalization of the minimum notional income tax credit.

As established by BCRA Communication "A" 4295, the Bank capitalized the credit derived from the payment of the minimum notional income tax for the fiscal year 2003 and the amount estimated for the fiscal year 2004, allocating such recovery for Ps. 21,850 thousand to Prior year adjustment.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2005
In comparative format with the previous year

b. Observations of the BCRA on the calculation of the compensation for asymmetric pesification pursuant to Sections 28 and 29 of Decree 905/02.

As mentioned in Note 3.1., on April 6, 2005 the Bank's Board of Directors decided to accept the observations made by the BCRA regarding the calculation of the compensation for the asymmetric pesification of assets and liabilities. The Ps. 17,201 thousand amount not covered by an allowance in the previous year has been allocated to Prior year adjustments.

c. Valuation of assets to be delivered as security for Coverage Bonds.

On January 30, 2004, BCRA Communication "A" 4084 established a change of criterion for the valuation of assets delivered to the public sector. The effect of this change was recorded as a counterpart under the Prior year adjustments caption, as established by BCRA Communication "A" 4095.

The most significant changes include the treatment applicable to assets delivered as collateral for advances granted by the BCRA for the subscription of the bonds envisaged in Sections 10, 11 and 12 of Decree No. 905/02. At the Bank's option, these assets may be excluded from the treatment envisaged by Communication "A" 3911. In this case, those assets are to be recorded at the value admitted for purposes of providing collaterals, under the terms of Section 15 of the above-mentioned Decree and BCRA Communications "A" 3717 and "A" 3756.

The norm also establishes that effective January 2004 past due and unpaid public sector instruments are to be recorded at the lower of carrying value at December 31, 2003 or the value resulting from applying to their face value, net of retirements or of their conversion into tax options, as the case may be, the lowest percentage resulting from applying the net present value method to Promissory Notes and Bonds issued by the Trust Fund for Provincial Development.

It has also been established that interest accrued since December 2001 on the public debt instruments eligible for the sovereign debt restructuring agreement is to be offset against an adjustment account.

As of December 31, 2004, the Bank has opted to value the assets used as collateral at the value admitted for purposes of the providing of that collateral. As a result of the carrying value adjustment, an increase of $56,013 thousand was recorded as a counterpart in Prior year adjustments.

d. Capitalization of rights derived from the asymmetric indexation.

At December 31, 2003, in accordance with regulations known at that date, the Bank had capitalized the difference arising from the application of the CVS instead of CER to certain loans for $ 81,645 thousand. As of December 31, 2004, those loans had been repaid in the amount of

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

$51,645 thousand charging them to prior years results, according to the criterion established by BCRA Communication "A" 4202, and the difference was covered with provisions previously set up (Note 3.2.).

e. Directors' fees.

The fees for Ps. 5,176 thousand payable to the Executive Committee Directors for profit sharing and stock appreciation rights, which are to be charged to fiscal 2003, as resolved by the Meeting of Shareholders held on May 31, 2004, have been allocated as prior year adjustments in the financial statement corresponding to the fiscal year ended December 31, 2004.

39. PUBLICATION OF FINANCIAL STATEMENTS

In line with the guidelines of Communication "A" 760, the prior involvement of the Argentine Central Bank is not required in order to publish these financial statements.

40. TRUST ACTIVITIES

The Bank acts as trustee under trusts as collateral for certain construction projects, within the framework of its Securitization Operations - Line of Credit for Financing Construction Projects with Transfer of Trust Ownership.

For this transaction a trust is organized as collateral consisting of the assets included in the corresponding contracts, the trust ownership of which is transferred to the Bank as the Trustee. The Bank exercises the powers granted to it under the Trust Agreement to protect the Creditor's interests covered by the collateral. In relation to some of those projects, the Bank has made payments and collections on behalf of the originator and for its account.

As of December 31, 2005 and 2004, the receivables included in this transaction, which remain under assets, amounted to Ps. 7 thousand and Ps. 101 thousand.

41. CONVERSION OF PROVINCIAL PUBLIC DEBT INTO SECURED BONDS

Decree 1579/02 issued by the Executive Branch established that the Trust Fund for Provincial Development should assume the provincial debts instrumented in the form of Government Securities, Treasury Bills or Loans. Furthermore, through Banco de la Nación Argentina, in its capacity as trustee, this Fund was to issue Secured Bonds to offer them as payment for debts of Argentine provinces with banks and financial entities.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

The Bank, in its capacity as creditor of various provincial states, presented the documentation corresponding to the offer to accept the conversion of those amounts due into Secured Bonds.

On March 19, 2003, the Bank was notified of Resolutions Nos. 742/02 and 765/02 of the Ministry of Economy accepting the Offer for Conversion of Provincial Public Debt into Secured Bonds corresponding to the debts with: i) Province of Formosa, for an original principal amount of US$ 11,627 thousand, the amount to be exchanged being Ps. 16,884 thousand; and ii) Province of Buenos Aires, for an original principal amount of US$ 74,969 thousand, the amount to be exchanged being Ps. 103,347 thousand. Those bonds were deposited in the name of the Bank on July 3, 2003.

On February 26 and March 4, 2004, the Bank was notified of Ministry of Economy and Production Resolution No. 633/03 accepting the Offer to convert Provincial Public Debt into Secured Bonds, corresponding to receivables from: i) Province of Neuquén (Senillosa and Cutral Co Municipalities) for an original principal amount of US$ 2,645 thousand, the amount to be exchanged being Ps. 4,551 thousand; and from ii) Province of Corrientes (Goya and Itati Municipalities) for an original principal amount of US$ 350 thousand, the amount to be exchanged being Ps. 123 thousand. The related bonds were deposited on behalf of the Bank on September 29, 2004.

On October 28, 2004 the bonds corresponding to the debt of the Municipality of Paraná were deposited in favor of the Bank, which was approved by Ministry of Economy and Production Resolution No. 633/03. The original principal amount was US$ 6,297 thousand and the amount to be exchanged, Ps. 4,173 thousand.

On June 3, 2005 the bonds corresponding to the debt of the Municipality of Córdoba were deposited in favor of the Bank, which was approved by Ministry of Economy and Production Resolution No. 633/03. The original principal amount was US$ 1,436 thousand and the amount to be exchanged, Ps. 1,225 thousand.

At the date of issue of these financial statements, approval by the Ministry of Economy of the remaining offers presented is pending.

42. OUT-OF-COURT REORGANIZATION PLAN

On June 9, 2004, the Bank requested approval of an out-of-court reorganization plan from the Federal Court of Original Jurisdiction on Commercial Matters No. 14, Clerk's Office No. 28. On October 29, 2004 that court rejected the plan submitted, because it considered that financial institutions may not resort to this type of proceeding. The Bank has lodged an appeal against the lower court decision, which has been admitted and is currently being heard by the competent appellate court.

NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

43. RESOLUTIONS Nos. 15119 and 15205 BY THE NATIONAL SECURITIES COMMISSION

Through Resolution No. 15119 of July 21, 2005, the National Securities Commission (CNV) decided to conduct a preliminary investigation on BH S.A. and its Directors, Syndics and Market Relationship Manager in relation to certain payments of fees established for members of the Bank Executive Committee based on the Profit Sharing and Stock Appreciation regime approved by the General Shareholders' Meeting held on April 28, 1999 and May 31, 2004 and made during June, 2005. Among other issues, the National Securities Commission states: i) that the abovementioned remunerative payments required prior approval by the Bank's shareholders in order to be legitimate, ii) that, since the Bank is an entity authorized to publicly offer and trade shares representing its own capital stock, it was necessary to inform the CNV about any changes introduced to the compensation system and iii) that the amount paid was not consistent with market standards.

On July 21, 2005, and not knowing about the preliminary investigation, the Bank's Board of Directors had decided to submit the abovementioned fees to the consideration of a shareholders' meeting to be held within the shortest possible legal term. This made it easier to decide, during the meeting held on July 25, 2005 to call a Annual General Shareholders' Meeting for August 31, 2005 General Meeting in order to deal as main item on the agenda the analysis of fees payable to Executive Committee Directors for Ps. 2,771 thousand for profit sharing and Ps. 17,521 thousands for stock appreciation accrued during the period ended December 31, 2004, which reported a computable loss pursuant to the National Securities Commission standards.

On the other hand, those Executive Committee Directors who received fees regarding the items mentioned above created time deposits with Bank for the corresponding amounts net of tax withholdings which were used as collateral in favor of the Bank in case of a decision against its rights.

On August 31, 2005 the General Annual Shareholders' Meeting decided to approve the payment of Ps. 2,771 thousand for profit sharing and Ps. 17,521 thousands for stock appreciation to the Executive Committee Directors to be allocated as its beneficiaries see fit, to be allocated to the results of this fiscal year and thus reversing the provision created on December 31, 2004 and reserves allocated to that effect. On February 14, 2006, the Bank received a notice served by Federal Court No. 9, Clerk's Office No. 17, in connection with the case captioned "National State - Ministry of Economy w/ Banco Hipotecario o/Common Pleas", informing a the court's order to suspend, for precautionary reasons, the decision approved by the abovementioned meeting.

It is worth mentioning that in the financial statements corresponding to the fiscal year ended December 31, 2004, and to this fiscal year include liability provisions charged to Miscellaneous Losses for Ps. 21,870 thousand and Ps. 30,215 thousand, respectively corresponding to calculations duly made to cover the liabilities inherent to profit sharing and stock appreciation rights (Note 22).

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

Also, as of December 31, 2005, the Bank decided to record Ps. 20,292 thousand in Assets - Miscellaneous receivables - Advance payments to directors, corresponding to the amounts approved by the Shareholders' Meeting held on August 31, 2005 as stated above (Note 15).

Finally, through Resolution No. 15205 of September 30, 2005, the National Securities Commission concluded its preliminary investigations and decided to fine the Bank for one million pesos (Ps. 1,000,000) to be jointly paid by the members of the Executive Committee, to send a warning to the remaining directors and a penalty to the members of the Syndic's Committee and the Market Relationship Manager, which have been appealed before the relevant Courts.

44. SUBSEQUENT EVENTS

44.1 EARLY REDEMPTION OF RESTRUCTURED NEGOTIABLE OBLIGATIONS

On January 13, 2006, the Bank proceeded to fully redeem the Medium-term Guaranteed Bond in US Dollars, which had been issued for debt restructuring purposes and was due in August, 2010, for US$ 36,798 thousand. At the same time, the Bank proceeded to issue "StARS" equivalent to the redeemed rights in force.

44.2. REOPENING OF THE ISSUANCE OF NEGOTIABLE OBLIGATIONS SERIES 4-2010

On January 20, 2006 the subscription period for Tranche II of Negotiable Obligations Series IV, which had been opened on December 29, 2005, was closed. The real amount of this transaction amounted to US$ 100,000 due on 2010 and with a 9.75% annual coupon rate payable semiannually. The closing date for the placement process and public offering pursuant to General Resolution No. 470/04 of the National Securities Commission was January 20, 2006. After placement of Tranche II, the amount of the issued negotiable obligations Series IV totals US$ 250 million. The issue was placed in local and international capital markets, in Europe and Asia, among institutional and retail investors.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal year ended 12-31-2005
In comparative format with the previous year

BANCO
HIPOTECARIO

In thousands of pesos

		2005	2004
	ASSETS		
A	**Cash and cash resources**	**294.813**	**341.762**
	Cash	58.553	62.351
	Banks and correspondents	112.569	145.456
	Others	123.691	133.955
B	**Government and Corporate Securities (Note 2.4.)**	**2.219.553**	**867.169**
	Holdings in investment accounts	1.709.226	298.751
	Holdings of trading securities	189.247	118.006
	Unlisted government securities	239.504	234.704
	Investments in listed corporate securities	31.367	61.422
	Securities issued by the BCRA	50.220	154.286
	Allowance for impairment of value	(11)	-
C	**Loans (Schedule B and Note 2.5.)**	**2.206.992**	**2.568.267**
	To the non-financial public sector	278.112	843.774
	To the financial sector	23.070	79.646
	To the non-financial private sector and residents abroad	2.078.553	1.932.603
	Overdraft facilities	217.183	145.690
	Promissory notes	15.969	-
	Mortgage loans	1.552.110	1.643.093
	Pledge loans	5.912	2.235
	Unallocated collections	(16.451)	(11.967)
	Consumer loans	159.629	23.619
	Credit cards	57.343	3.655
	Others	59.484	101.531
	Documented interest	(269)	-
	Accrued interest and quotation differences receivable	27.643	24.747
	Allowances	(172.743)	(287.527)
	Difference for portfolio acquisition	-	(229)
D	**Other receivables for financial transactions (Schedule B and Note 2.6.)**	**2.832.859**	**4.589.984**
	Argentine Central Bank	3.160	2.132
	Amounts receivable for spot and forward sales to be settled	694	12.528
	Securities to be received under spot and forward purchases to be settled	1.513.146	1.140.680
	Balances of forward transactions not yet settled without delivery of undei	21.174	-
	Others not included in the debtor classification regulations	1.111.655	3.129.801
	Others included in the debtor classification regulations	203.993	337.752
	Accrued interest receivable included in the debtor classification regulatioi	12.212	14.396
	Allowances	(33.175)	(47.305)

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A

Ricardo Flammini
For the Syndics Committee

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 176 F° 82

CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal year ended 12-31-2005
In comparative format with the previous year

BANCO
HIPOTECARIO

In thousands of pesos

		2005	2004
F	**Investments in other Companies (Note 2.7.)**	**5.949**	**8.304**
	Others	5.949	8.304
G	**Miscellaneous Receivables (Schedule B and Note 2.8.)**	**478.829**	**632.810**
	Minimum notional income tax credit	25.107	-
	Others	463.176	658.969
	Accrued interest receivable	-	1.698
	Allowances	(9.454)	(27.857)
H	**Bank premises and equipment (Note 2.9.)**	**88.574**	**92.037**
I	**Miscellaneous Assets (Note 2.9.)**	**24.633**	**23.797**
J	**Intangible Assets (Note 2.11.)**	**8.465**	**8.139**
	Organization and development expenses	8.465	8.139
K	**Unallocated Items**	**19**	**2.606**
	TOTAL ASSETS	8.160.686	9.134.875

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A

Signed for purposes of identification with our report dated February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 176 F° 82

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal year ended 12-31-2005

In comparative format with the previous year

CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal year ended 12-31-2005
In comparative format with the previous year

BANCO
HIPOTECARIO

In thousands of pesos

		2005	2004
	LIABILITIES		
M	**Deposits (Note 2.12.)**	**527.688**	**230.374**
	Non-financial public sector	34.379	20.006
	Financial sector	3.903	4.334
	Non-financial private sector and residents abroad	489.406	206.034
	Current accounts	4.789	11.510
	Savings accounts	126.094	73.875
	Time deposits	291.381	80.260
	Investment accounts	56.700	34.550
	Others	7.589	4.945
	Accrued interest and quotation differences payable	2.853	894
N	**Other Liabilities for Financial Transactions (Note 2.13.)**	**5.115.377**	**6.569.998**
	Argentine Central Bank - Others	500.375	2.227.347
	Others	500.375	2.227.347
	Banks and international entities	303.150	509.665
	Unsubordinated negotiable obligations	2.679.612	2.717.257
	Amounts payable under spot and forward purchases to be settled	1.358.627	976.854
	Securities to be delivered under spot and forward sales to be settled	690	13.543
	Premiums on options written	32	3.452
	Loans from domestic financial institutions	57.079	42
	Others	139.482	60.410
	Accrued interest and quotation differences payable	76.330	61.428
O	**Miscellaneous liabilities**	**56.247**	**62.299**
	Fees	2.806	5.845
	Others	53.441	56.454
P	**Allowances**	**209.740**	**275.781**
R	**Unallocated Items**	**2.542**	**5.688**
	TOTAL LIABILITIES	**5.911.594**	**7.144.140**
T	**Minority interest**	**31.977**	**31.575**
	SHAREHOLDERS' EQUITY (Note 2.19.)	**2.217.115**	**1.959.160**
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**8.160.686**	**9.134.875**

Notes are an integral part of these consolidated financial statements.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 176 F° 82

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A

Ricardo Flammini
For the Syndics Committee

CONSOLIDATED INCOME STATEMENT
For the fiscal year ended 12-31-2005
In comparative format with the same period of the previous year
In thousands of pesos

BANCO HIPOTECARIO

	2005	2004
A Financial income	**740.803**	**732.447**
Interest on cash and cash resources	2.314	619
Interest on loans to the financial sector	1.463	705
Interest on overdraft facilities	10.920	5.145
Interest on promissory notes	163	8
Interest on mortgage loans	145.269	161.603
Interest on pledge loans	507	71
Interest on credit card loans	2.638	23
Interest on other loans	31.616	13.807
Interest on other receivables for financial transactions	29.567	29.087
Net income from government and corporate securities	177.035	135.150
Net loss on options	1.711	-
Net income from secured loans - Decree 1387/01	59.596	32.779
Adjustment from application of CER	167.573	70.543
Adjustment from application of CVS	684	62.104
Others	109.747	220.803
B Financial Expenses	**459.662**	**300.800**
Interest on current account deposits	361	169
Interest on savings account deposits	3.055	1.406
Interest on time deposits	8.249	1.431
Interest on loans from financial sector	652	5.169
Interest on other liabilities for financial transactions	174.087	108.280
Other interest	39.582	49.335
Net loss on options	-	8.234
Adjustment from application of CER	210.485	110.454
Others	23.191	16.322
GROSS INTERMEDIATION MARGIN	**281.141**	**431.647**
C Loan Loss Provision	**19.871**	**17.502**
D Income from services	**96.831**	**91.106**
Linked with lending transactions	5.314	313
Linked with borrowing transactions	3.818	25.733
Other commissions	11.950	3
Others	75.749	65.057
E Expenses for Services	**36.574**	**26.921**
Commissions	9.429	10.432
Others	27.145	16.489

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 176 F° 82

CONSOLIDATED INCOME STATEMENT
For the fiscal year ended 12-31-2005
In comparative format with the same period of the previous year
In thousands of pesos

BANCO HIPOTECARIO

		2005	2004
G	**Administrative expenses**	**155.340**	**134.016**
	Personnel expenses	87.815	80.732
	Directors' and syndics' fees	2.853	2.231
	Other fees	11.152	7.396
	Advertising and publicity	10.312	4.764
	Taxes	11.372	10.322
	Other operating expenses	27.556	23.712
	Others	4.280	4.859
	NET INCOME FROM FINANCIAL TRANSACTIONS	**166.187**	**344.314**
I	**Minority interest**	**(613)**	**(1.073)**
J	**Miscellaneous income**	**130.055**	**95.697**
	Loss on long-term investments	265	435
	Penalty interest	7.629	9.444
	Loans recovered and allowances reversed	106.734	53.264
	Others	15.427	32.554
K	**Miscellaneous losses**	**41.680**	**150.964**
	Penalty interest and charges in favor of the BCRA	24	40
	Loan loss provision for miscellaneous receivables and other provision	21.545	103.567
	Others	20.111	47.357
	NET INCOME BEFORE INCOME TAX	**253.949**	**287.974**
J	**Income tax (Note 2.16.)**	642	8.831
	NET INCOME FOR THE YEAR - INCOME	**253.307**	**279.143**

Notes are an integral part of these consolidated financial statements.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 176 F° 82

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

CONSOLIDATED STATEMENT OF SOURCE AND APPLICATION OF FUNDS

For the fiscal year ended 12-31-2005

In comparative format with the previous year

BANCO HIPOTECARIO

In thousands of pesos

	2005	2004
Changes in funds		
Cash and cash resources at beginning of year	341.762	414.275
Increase (decrease) in funds	(46.949)	(72.513)
Cash and cash resources at end of year	294.813	341.762
Reasons for changes in funds		
Plus:		
Financial income collected	518.050	601.699
Income from services collected	96.831	91.106
Less:		
Financial expenses paid	236.367	423.001
Expenses for services paid	36.574	26.921
Administrative expenses paid	145.593	126.128
Funds provided by (used in) ordinary transactions	196.347	116.755
Other sources of funds	1.649.043	446.155
Net increase in deposits	297.314	111.049
Net decrease in government and corporate securities	1.066.484	-
Decrease in loans	231.112	
Net decrease in other assets	-	293.125
Other sources of funds	54.133	41.981
Total sources of funds	**1.845.390**	**562.910**
Other uses of funds	1.892.339	635.423
Net increase in government and corporate securities	-	4.591
Net increase in loans	-	81.184
Increase in other receivables for financial transactions	812.221	149.348
Net increase in other assets	44.415	-
Net decrease in other liabilities for financial transactions	963.357	396.247
Net decrease in other liabilities	72.346	4.053
Total uses of funds	**1.892.339**	**635.423**
Increase (decrease) in funds	(46.949)	(72.513)

Notes are an integral part of these consolidated financial statements.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 176 F° 82

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

CONSOLIDATED MEMORANDUM ACCOUNTS

For the fiscal year ended 12-31-2005
In comparative format with the previous year
In thousands of pesos

BANCO
HIPOTECARIO

	2005	2004
DEBIT	**13.086.159**	**12.553.525**
Contingencies	**8.321.368**	**8.454.019**
Loans obtained (unused balances)	80.683	-
Guarantees received	1.563.058	1.688.851
Others not included in the debtor classification regulations	4.334.515	4.078.841
Contingencies - re. contra items	2.343.112	2.686.327
Control	**3.730.501**	**4.068.535**
Loans classified as non-recoverable	1.108.354	921.208
Others	2.227.314	3.120.833
Control - re. contra items	394.833	26.494
Derivatives	**1.009.423**	**17.372**
"Notional" value of forward transactions without delivery of the	515.244	-
Derivatives - re. contra items	494.179	17.372
Trust activities	**24.867**	**13.599**
Trust funds	24.867	13.599
CREDIT	**13.086.159**	**12.553.525**
Contingencies	**8.321.368**	**8.454.019**
Loans granted (unused balances) included in the debtor classification regulations (Schedule B)	60.511	9.468
Guarantees provided to the BCRA	357.542	911.197
Other guarantees provided not included in the the debtor classification regulations	311.177	591.595
Contingencies - re. contra items	7.592.138	6.941.759
Control	**3.730.501**	**4.068.535**
Amounts to be credited	154.314	28.319
Others	242.282	-
Control - re. contra items	3.333.905	4.040.216
Derivatives	**1.009.423**	**17.372**
"Notional" value of call options written	109	17.372
"Notional" value of forward transactions without delivery of the	494.070	-
Derivatives re. contra items	515.244	-
Trust activities	**24.867**	**13.599**
Trust accounts re. contra items	24.867	13.599

Notes are an integral part of these consolidated financial statements.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 178 F° 82

CONSOLIDATED CLASSIFICATION OF FINANCING ACCORDING TO STATUS AND GUARANTEES RECEIVED

For the fiscal year ended 12-31-2005
In comparative format with the previous year
In thousands of pesos

BANCO
HIPOTECARIO

SCHEDULE (B)

CONSOLIDATED CLASSIFICATION OF FINANCING ACCORDING TO STATUS AND GUARANTEES RECEIVED

COMMERCIAL PORTFOLIO	2005	2004
Normal situation	**724.973**	**1.256.342**
With "B" preferred collateral and counter-guarantees	853	659
Without any preferred collateral or counter-guarantees	724.120	1.255.683
Potential risk	**6.621**	**1.040**
With "B" preferred collateral and counter-guarantees	-	1.037
Without any preferred collateral or counter-guarantees	6.621	3
Problematic	**5.246**	-
With "B" preferred collateral and counter-guarantees	-	-
Without any preferred collateral or counter-guarantees	5.246	-
High risk of insolvency	**1.212**	**1.212**
With "B" preferred collateral and counter-guarantees	-	-
Without any preferred collateral or counter-guarantees	1.212	1.212
Uncollectible	**154**	**3.396**
With "B" preferred collateral and counter-guarantees	1	153
Without any preferred collateral or counter-guarantees	153	3.243
Uncollectible for technical reasons	-	**1.019**
With "B" preferred collateral and counter-guarantees	-	-
Without any preferred collateral or counter-guarantees	-	1.019
TOTAL COMMERCIAL PORTFOLIO	738.206	1.263.009

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 176 F° 82

CONSOLIDATED CLASSIFICATION OF FINANCING ACCORDING TO STATUS AND GUARANTEES RECEIVED

For the fiscal year ended 12-31-2005
In comparative format with the previous year
In thousands of pesos

BANCO HIPOTECARIO

SCHEDULE (B)

CONSOLIDATED CLASSIFICATION OF FINANCING ACCORDING TO STATUS AND GUARANTEES RECEIVED

CONSUMER AND HOUSING PORTFOLIO	2005	2004
Normal performance	**1.650.965**	**1.493.850**
With "B" preferred collateral and counter-guarantees	1.371.076	1.376.632
Without any preferred collateral or counter-guarantees	279.889	117.218
Inadequate performance	**80.573**	**103.167**
With "B" preferred collateral and counter-guarantees	67.264	96.529
Without any preferred collateral or counter-guarantees	13.309	6.638
Deficient performance	**43.090**	**59.212**
With "B" preferred collateral and counter-guarantees	35.411	54.057
Without any preferred collateral or counter-guarantees	7.679	5.155
Difficult collection	**61.336**	**85.851**
With "B" preferred collateral and counter-guarantees	48.212	71.757
Without any preferred collateral or counter-guarantees	13.124	14.094
Uncollectible	**53.406**	**173.678**
With "B" preferred collateral and counter-guarantees	17.766	56.825
Without any preferred collateral or counter-guarantees	35.640	116.853
Uncollectible for technical reasons	**28.875**	**38.872**
With "B" preferred collateral and counter-guarantees	22.475	31.202
Without any preferred collateral or counter-guarantees	6.400	7.670
TOTAL CONSUMER AND HOUSING PORTFOLIO	1.918.245	1.954.630
GENERAL TOTAL	2.656.451	3.217.639

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A

Ricardo Flammini
For the Syndics Committee

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 176 F° 82

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

1. CONSOLIDATION BASIS

These financial statements reflect the consolidated operations carried out by Banco Hipotecario Sociedad Anónima and BACS Banco de Crédito y Securitización Sociedad Anónima in the fiscal year ended December 31, 2005 and BHN Sociedad de Inversión Sociedad Anónima in the fiscal year ended September 30, 2005.

Although Banco Hipotecario Sociedad Anónima holds the controlling interests in BHN Inmobiliaria Sociedad Anónima and since October 3, 2000 in VR-Tasaciones y Certificaciones Sociedad Anónima, these companies' financial statements have not been consolidated with those of the Bank because the Management considers that the business activities in which the former is engaged are not homogeneous or supplementary to those carried out by the Bank, and the business activities carried out by the latter are not very significant.

The equity investments held by the Bank in the consolidated and non-consolidated companies as of December 31, 2005 are as follows:

- BACS Banco de Crédito y Securitización Sociedad Anónima: 43,750,000 ordinary book-entry shares with a value of $1 each and entitled to one vote per share, which represent 70% of the capital stock.

- BHN Sociedad de Inversión Sociedad Anónima: 17,999,920 ordinary book-entry shares with a value of $1 each and entitled to one vote per share, which represent 99.99% of the capital stock.

- BHN Inmobiliaria Sociedad Anónima: 1,899,880 ordinary book-entry shares with a value of $1 each and entitled to one vote per share, which represent 99.99% of the capital stock.

- VR - Tasaciones y Certificaciones Sociedad Anónima: 100,000 ordinary shares with a value of $1 each and entitled to one vote per share, which represent 100% of the capital stock.

BHN Sociedad de Inversión Sociedad Anónima has valued its equity investment in Mortgage Systems International LLC ("MSI") as of September 30, 2005 based on financial statements non audited as to said date.

The procedure followed by the Bank to include the controlled investees BHN Sociedad de Inversión Sociedad Anónima -consolidated- and BACS Banco de Crédito y Securitización Sociedad Anónima's accounts was as follows:

1.1. The Bank's Financial Statements have been prepared in line with the valuation and disclosure standards laid down by the Argentine Central Bank and include the balances reported in its Balance Sheet, Income Statement, Memorandum Accounts, Statement of Source and Application of Funds and Exhibit B, which have been consolidated on a line-by-line basis.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

1.2. Items arising from intercompany transactions within the consolidated entities have been eliminated from the Balance Sheet, Income Statement, Memorandum Accounts, Statement of Source and Application of Funds and Exhibit B.

1.3. The portion of the Shareholders' Equity corresponding to the minority interest has been disclosed in the Consolidated Balance Sheet, in the line captioned "Minority Interest".

1.4. The portion of the net income/(loss) on the minority interest has been disclosed in the Consolidated Income Statement, in the line captioned "Minority Interest".

2. BASIS FOR THE PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements of Banco Hipotecario Sociedad Anónima have been prepared in line with the provisions of Argentine Central Bank Communication "A" 2813 and supplementary rules, as amended, regarding financial reporting requirements for the publication of quarterly and annual financial statements and observing the guidelines of Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils of Economic Sciences (F.A.C.P.C.E.).

The consolidated financial statements of BHN Sociedad de Inversión Sociedad Anónima and the individual financial statements of BACS Banco de Crédito y Securitización Sociedad Anónima have been prepared following similar criteria to those applied by Banco Hipotecario Sociedad Anónima.

As from January 1, 2002, as a result of the application of Communication "A" 3702 which established the repeal of any legal and regulatory rule that did not allow the restatement of the accounting balances at period-end currency values, the Bank has resumed the application of the adjustment for inflation following the restatement method established by Technical Pronouncement No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE).

On March 25, 2003, the Executive Branch issued Decree 664 establishing that the financial statements for years ending as from that date are to be stated in nominal currency. Consequently, in accordance with Communication "A" 3921 of the BCRA, restatement of the financial statements was discontinued as from March 1, 2003.

The principal disclosure and valuation criteria followed for preparing these financial statements is described below:

2.1. Foreign currency assets and liabilities

Foreign currency assets and liabilities have been valued at the rate of exchange between the peso and the US dollar published by the Argentine Central Bank, in force at the close of operations carried out on the last business day of the fiscal years ended December 31, 2005 and 2004.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

2.2. Gold and other precious metals

Holdings of gold and silver were valued at the latest selling quotation on the London market, in US dollars, net of the direct selling expenses, converted into pesos at the rate of exchange between the peso and the US dollar published by the Argentine Central Bank, in force at the close of operations on the last business day of the fiscal years ended December 31, 2005 and 2004.

In accordance with Communication "A" 2290 of the Argentine Central Bank, holdings of silver were included under Cash and cash resources, taking into account that: i) their market value arises from daily quotations of relevant transactions and ii) they are minted or represent "good delivery bars" in accordance with the regulations of the Governing Entity.

2.3. Interest accruals and adjustments of principal amounts (CER and CVS)

Interest accruals were determined using the exponential method for all lending and certain borrowing transactions in local and foreign currency the total term of which was more than 90 days, and interest accruals for loans overdue more than ninety days were discontinued.

Adjustments of principal amounts from application of the CER and CVS were accrued as established by Argentine Central Bank regulations, and interest accruals for loans overdue more than 90 days were discontinued.

2.4. Government and corporate securities

Listed - In Argentina and abroad:

The securities classified as "Holdings of trading securities", "Investment in listed corporate securities" and "Securities issued by the BCRA" have been valued at fiscal year-end market quotation.

The BODEN 2012 Government securities in US$ classified as "Holdings in investment accounts" have been recognized at their technical value, in accordance with the whereas clauses of Communication "A"3785, supplementary rules and amendments. Such technical values increase on the basis of interest accrued under the issue terms and conditions at the end of each fiscal year. The new foreign currency balance is converted into pesos at the reference exchange rate published by the Argentine Central Bank.

Par bonds exchanged in the sovereign debt restructuring process have been valued at their quotation value as of December 31, 2005.

The National Government Securities originally issued in foreign currency subject to Argentine legislation have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as provided for by Law 25561, Decree 214 and complementary rules and amendments.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

As of December 31, 2004, the National Government securities originally issued in foreign currency and not subject to conversion into pesos, had been recorded at December 31, 2003 carrying value, as provided for by Communication "A" 3911 and complementary rules and amendments.

Unlisted

The Bank has recorded Secured Bonds issued by the Fiduciary Fund for Provincial Development received within the framework of Decree 1579/02, Ministry of Economy Resolution 539/02 and supplementary rules. These bonds have been stated at the lower of average book value (for those securities that will be used as collateral for the subscription of Coverage Bonds) or present or technical value (for the other securities), following the guidelines established by Communication "A" 3911, complementary rules and amendments.

The National Government Securities exchanged in the sovereign debt restructuring process have been valued according to the criteria established by Communication "A" 4270, complementary rules and amendments and Discount Bonds have been stated at the lower value arising from comparing the aggregate nominal cash flow until maturity, under the issue conditions of the new securities, to the carrying value of the securities offered, which is equivalent to the present value of the Secured Bonds.

2.5. Loans

The portfolio of performing loans and loans due ninety days or less has been valued in terms of the principal amounts actually lent, plus capitalized interest, net of principal amortization collected and debt balance refinancing, plus adjustments (from the application of the CER, and CVS where applicable) and accrued interest receivable and less the estimated reserve for loan losses.

Loans secured under Decree 1387/01 have been valued in accordance with the guidelines of BCRA Communication "A" 3911, complementary rules and amendments, as follows: i) those used for the matching, at the lower of present value (cash flows according to contract conditions, discounted at the rates of interest established by the BCRA) or technical value (amount index-adjusted by applying the CER, where applicable, plus interest accrued according to contract conditions). This value is compared to the theoretical value (book value at February 28, 2003, net of the offsetting account, plus adjustment by the CER, where applicable). The differences resulting from this comparison are shown in an asset offsetting account. ii) the loans to be used as collateral for the advances granted by the BCRA for the subscription of the Coverage Bonds established by Decree 905/02, at their average book value established by Communication "A" 3756.

Other loans to the public sector, not included in the preceding paragraph, originally granted in foreign currency have been converted into pesos at the exchange rate of $1.40 per US dollar, as established by

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2005
In comparative format with the previous year

Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to the amount of those loans and maximum rates have been established, in accordance with Decree 1579/02, if those assets were subjected to the Exchange of Provincial Public Debt.

Loans to the non-financial private sector originally granted in foreign currency have been converted into pesos at the exchange rate of $1.00 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER and CVS have been applied to the amount of those loans and maximum rates have been established, depending on the borrower.

2.6. Other receivables for financial transactions:

The individual mortgage loans the fiduciary ownership of which was transferred by the Bank and recorded in this caption have been valued and converted into pesos following the criterion described in points 2.3. and 2.5.

The amount recorded in the account captioned "Other not included in the debtor classification regulations - Compensation to be received from the National Government" includes the amount in pesos equivalent to the technical value of the bonds to be received, in accordance with sections 28 and 29 of Decree 905, until the Argentine Central Bank credits the remaining BODEN 2012 in US dollars requested in compliance with that regulation.

The Bank has repurchased its Negotiable Obligations under a financing agreement signed with DePfa Investment Bank Ltd. Under this agreement, the Bank's rights to receive its own negotiable obligations at market value have been recorded under assets and the financing received from abroad, under liabilities.

The Bank has also carried out a total return swap transaction involving the forward purchase by the Bank of its own shares. The rights arising from this purchase have been valued at fiscal year-end market value of the underlying asset.

The rights arising from currency swap transactions carried out as a hedge for the restructured obligations issued in Euros have been valued at the reference US dollar exchange rate published by the BCRA, and the obligations issued in currencies other than the US dollar have been converted to US dollars applying the swap rates communicated by the BCRA operations desk in force at the close of operations on the last business day of the fiscal years ended December 31, 2005 and 2004.

The financial trust participation certificates have been valued according to the equity method of accounting.

Financial trust debt securities have been stated at face value, index-adjusted by applying the CER, where applicable, plus interest accrued until the end of the period or year,

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

less the negative amount of the Participation Certificates, as the case may be, reported by the Trustee.

Currency swap transactions carried out as a hedge for the Bank's exposure to CER index-adjustable peso denominated liabilities, without transferring the underlying asset, have been valued according to the net asset or liability position derived from variations in the underlying assets (CER plus 2% for assets) and variations in the US dollar quotation plus interest agreed for liabilities.

Underlying assets of repo transactions with BOCON PRE 8 and BODEN 2012 have been valued following the criteria mentioned in the first and second paragraph of point 2.4., respectively.

2.7. Investments in other companies:

This caption mainly includes the equity investments held by the Bank in:

- BHN Inmobiliaria Sociedad Anónima, Controlled investee engaged in non-homogeneous activities. This equity investment has been recorded according to the equity method of accounting, as of December 31, 2005.

- Other equity investments: Mercado Abierto Electrónico Sociedad Anónima, ACH Sociedad Anónima, VR-Tasaciones y Certificaciones Sociedad Anónima, Mortgage.com Inc. and VR-Particulares Sociedad Anónima. These equity investments have been recorded at the lower of cost or estimated recoverable value.

2.8. Miscellaneous receivables

BODEN 2012 and National Government Secured Loans deposited in escrow have been valued following the criteria mentioned in the second paragraph of point 2.4. and in paragraph 2 of point 2.5., respectively.

2.9. Bank premises and equipment and miscellaneous assets:

These assets are recorded at cost restated in constant monetary units until February 28, 2003, net of accumulated depreciation calculated following the straight-line method, based on the estimated useful life of the assets. The cost of assets added before December 31, 1994 has been restated in constant currency as of that date, while subsequent transactions are valued in current purchasing power values of the fiscal year to which they belong.

The Bank records in "Miscellaneous assets - Assets acquired through foreclosures" housing units added to the Bank's assets in repayment of mortgage loans. These housing units have been valued at the lower of market value or the value of the loan, net of allowances.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2005
In comparative format with the previous year

The net book values of the assets taken as a whole, except for the assets intended for sale, which do not exceed their estimated recovery value, do not exceed their net realizable value.

2.10. Housing, life and unemployment insurance premiums in lending transactions:

The Bank's policy is to recognize the premium income when the corresponding loan installment accrues, except for those loans that are more than ninety days in arrears, and to allocate the expenditures for claims to the net income/(loss) for the fiscal year in which they occur.

The Bank has set up a reserve of Ps. 12,013 thousand, which is included in Shareholders' Equity - Profit reserves - Others and a reserve for pending insurance claims for Ps. 10,843 thousand and Ps. 10,098 thousand as of December 31, 2005 and 2004, respectively, which is shown in the Provisions caption under Liabilities.

2.11. Intangible assets

These assets represent organization and systems development expenses incurred by Banco Hipotecario S.A. and organization expenses due to the establishment and start-up and implementation of computer software of BHN Sociedad de Inversión Sociedad Anónima and BACS Banco de Crédito y Securitización Sociedad Anónima. These assets have been restated in constant monetary units of February 28, 2003, and are being amortized monthly according to the straight-line method, based on their estimated useful life.

2.12. Deposits

Deposits have been valued at their placement value, plus adjustments from application of the CER and accrued interest, where applicable. The fixed return on each transaction is accrued on an exponential basis, while the variable return on time deposits adjusted by applying the CER and included in "Investment Accounts" is accrued at the pro rata rate of return agreed upon based on the improvement in the price of the financial asset or financial asset indicator, between the time the transaction is arranged and the end of the month.

Deposits originally made in foreign currency have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to those deposits.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2005
In comparative format with the previous year

2.13. Other liabilities for financial transactions

The obligations in US dollars arising from currency swap transactions carried out as a hedge for the restructured obligations issued in Euros have been valued at the reference US dollar exchange rate published by the BCRA, and the obligations issued in currencies other than the US dollar have been converted to US dollars applying the swap rates communicated by the BCRA operations desk in force at the close of operations on the last business day of the fiscal years ended December 31, 2005 and 2004.

Obligations arising under swap transactions as a hedge for the liability position in pesos adjustable by applying the CER have been valued according to the criterion described in point 2.6.

2.14. Valuation of options

Premiums on call options written and bought have been accrued on a linear basis during the life of the contract.

The balances of the accounts reflecting the contingent liabilities assumed as a result of the call options written are adjusted at closing date market price of the securities traded and recorded under memorandum accounts.

2.15. Provisions

The Bank estimates contingencies and records them in Provisions, under Liabilities. These provisions cover various items, such as insurance risk, provisions for lawsuits, other contingencies, etc.

2.16. Dismissal indemnities

The Bank does not set up any provisions to cover the risk of dismissal indemnities involving the staff. The disbursements in respect thereof are charged to the results for the fiscal year in which they occur.

2.17. Income Tax

Pursuant to Article 28 of Law 24.855, Banco Hipotecario Sociedad Anónima is subject to income tax, except for all the housing loan transactions carried out prior to October 23, 1997, date of registration of its by-laws with the Superintendency of Corporations.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

The Bank charges to income and sets up a provision for the income tax determined based on the transactions subject to this tax in the fiscal year in which those transactions are carried out.

2.18. Minimum notional income tax

In view of the option granted by the BCRA by means of Communication "A" 4295, as of December 31, 2005 the Bank capitalized as a minimum notional income tax credit the tax amount paid in fiscal years 2003, 2004 and the advanced payments for fiscal year 2005, on the basis of projections prepared and the possibility of recovering it, with a counterpart in Prior year adjustment. The criterion adopted in prior years consisted in charging that disbursement to results.

2.19. Shareholders' Equity

a. Capital stock, reserves and capital adjustment:

The Shareholders' Equity account activity and balances prior to December 31, 1994 have been restated in the currency values prevailing at that date, following the method mentioned in the first paragraph of this Note. The transactions carried out subsequent to that date have been recorded in currency values of the period to which they correspond. The balances of the Shareholders' Equity accounts at December 31, 2005 have been restated in the currency value of February 28, 2003. The adjustment derived from the restatement of the balance of "Capital Stock" was allocated to "Equity Adjustments".

b. Results:

Income and expenses for the year have been restated into year-end currency regardless of whether they have been collected or paid.

c. Prior year adjustment

1. Capitalization of the minimum notional income tax credit.

As established by BCRA Communication "A" 4295, the Bank capitalized the credit derived from the payment of the minimum notional income tax for the fiscal year 2003 and the amount estimated for the fiscal year 2004, allocating such recovery for Ps. 21,850 thousand to Prior year adjustment.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

2. Observations of the BCRA on the calculation of the compensation for asymmetric pesification pursuant to Sections 28 and 29 of Decree 905/02.

On April 6, 2005 the Bank's Board of Directors decided to accept the observations made by the BCRA regarding the calculation of the compensation for the asymmetric pesification of assets and liabilities. The Ps. 17,201 thousand amount not covered by an allowance in the previous year has been allocated to Prior year adjustments.

3. Valuation of assets to be delivered as security for Coverage Bonds.

On January 30, 2004, BCRA Communication "A" 4084 established a change of criterion for the valuation of assets delivered to the public sector. The effect of this change was recorded as a counterpart under the Prior year adjustments caption, as established by BCRA Communication "A" 4095.

The most significant changes include the treatment applicable to assets delivered as collateral for advances granted by the BCRA for the subscription of the bonds envisaged in Sections 10, 11 and 12 of Decree No. 905/02. At the Bank's option, these assets may be excluded from the treatment envisaged by Communication "A" 3911. In this case, those assets are to be recorded at the value admitted for purposes of providing collaterals, under the terms of Section 15 of the above-mentioned Decree and BCRA Communications "A" 3717 and "A" 3756.

The norm also establishes that effective January 2004 past due and unpaid public sector instruments are to be recorded at the lower of carrying value at December 31, 2003 or the value resulting from applying to their face value, net of retirements or of their conversion into tax options, as the case may be, the lowest percentage resulting from applying the net present value method to Promissory Notes and Bonds issued by the Trust Fund for Provincial Development.

It has also been established that interest accrued since December 2001 on the public debt instruments eligible for the sovereign debt restructuring agreement is to be offset against an adjustment account.

As of December 31, 2004, the Bank has opted to value the assets used as collateral at the value admitted for purposes of the providing of that collateral. As a result of the carrying value adjustment, an increase of $56,013 thousand was recorded as a counterpart in Prior year adjustments.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

4. Capitalization of rights derived from the asymmetric indexation.

At December 31, 2003, in accordance with regulations known at that date, the Bank had capitalized the difference arising from the application of the CVS instead of CER to certain loans for $ 81,645 thousand. As of December 31, 2004, those loans had been repaid in the amount of $51,645 thousand charging them to prior years results, according to the criterion established by BCRA Communication "A" 4202, and the difference was covered with provisions previously set up.

5. Directors' fees.

The fees for Ps. 5,176 thousand payable to the Executive Committee Directors for profit sharing and stock appreciation rights, which are to be charged to fiscal 2003, as resolved by the Meeting of Shareholders held on May 31, 2004, have been allocated as prior year adjustments in the financial statement corresponding to the fiscal year ended December 31, 2004.

The preparation of the financial statements requires that the Bank's Board of Directors perform estimates affecting assets and liabilities, the net income/(loss) for the fiscal year and the determination of contingent assets and liabilities at the date thereof. Since these estimates involve value judgments regarding the probability of occurrence of future events, the actual net income/(loss) may differ from the estimated amount and thus generate losses or profits affecting subsequent periods. All legal and regulatory rules in force at the date of presentation of these financial statements have been considered.

The financial statement figures for the previous fiscal year, presented for comparative purposes, include certain reclassifications and adjustments that contemplate specific disclosure criteria so as to present them on a consistent basis with those of the current fiscal year.

3. DIFFERENCES BETWEEN ARGENTINE CENTRAL BANK REGULATIONS AND PROFESSIONAL ACCOUNTING STANDARDS

Below is a detail of the main differences between the Argentine Central Bank regulations and professional accounting standards, considering the statement made in the first part of Note 7:

3.1. Valuation criteria

a) Compensation to be received, per Sections 28 and 29 of National Executive Branch Decree 905/02, and investment account securities

As of December 31, 2005 and 2004, the Bank carries the government securities received and to be received in the "Government Securities - holdings in investment accounts", "Other Receivables for financial transactions - Others not included in the debtor classification regulations" and "Miscellaneous receivables - Others" captions, respectively, arising from the compensation established by Sections 28 and 29 of National Executive Branch Decree 905/02.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

Under professional accounting standards, those assets should be valued at their quotation values net of estimated selling expenses, charging the quotation differences to the results for each period, except there is a possibility and intention to carry them until maturity.

b) Allowances for receivables from the non-financial public sector

Current regulations on the setting up of allowances issued by the Argentine Central Bank provide that receivables from the Public Sector are not subject to allowances for doubtful accounts. Under professional accounting standards, those allowances must be estimated on the basis of the uncollectibility risk attaching to those assets.

c) Accounting for income tax according to the deferred tax method

The Bank determines income tax at the statutory rate applicable to the estimated taxable income, without considering the effect of any timing differences between the accounting and taxable results. Under professional accounting standards, income tax must be recognized according to the deferred tax method.

d) Secured loans, government and other similar securities

As established by Decree No. 1387/01 dated November 6, 2001, in the fiscal year ended December 31, 2001, the Bank exchanged with the National Government national government securities (classified and valued as "Investment accounts", according to the criteria established by the BCRA) for national secured loans which, as of December 31, 2005 and 2004 were recorded under "Loans to the Non-financial Public Sector". Furthermore, as established by Decree 1579/02 the Bank and the Fiduciary Fund for the Provincial Development exchanged loans to the provincial governments for Provincial Secured Loans (BOGAR) which as of December 31, 2005 and 2004 have been disclosed under Government and Corporate Securities.

At those dates, the Bank valued the two assets at the lower of present or technical value, as established by BCRA Communication "A" 3911 and complementary rules, as amended, except for those used as collateral for advances granted by the Governing Entity for the subscription of the bonds envisaged by Decree 905/02. Under the provisions of CD Resolution No. 290/01 of the CPCECABA, as of December 31, 2005 and 2004 those assets should have been valued on the basis of the respective quotation values of the securities exchanged as of November 6, 2001, which are considered to be the transaction cost as from that date, where applicable, plus interest accrued at the internal rate of return until the end of each period.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

The Bank has recorded as a prior year adjustment the positive difference arising from recognizing the loans to the Public Sector at their repayment value for the acquisition of Coverage Bonds (per National Executive Branch Decree 905/02) following the guidelines of Communication "A" 4095. Under professional accounting standards, this item should be charged to the result for that year, because it was accrued that year.

e) Compensation for application of the CER/CVS

As of March 31, 2004, the Bank had written off the compensation amount for asymmetric indexation and charged it to the results for prior years, according to the criterion established by BCRA Communication "A" 4202. Under professional accounting standards, that compensation amount should have been charged to the results for the fiscal year.

f) Valuation at equity value

For purposes of calculating the equity value, Technical Pronouncement No. 21 establishes that the closing date of the fiscal year of investors is to coincide with that of the issuing companies, a criterion that differs from Argentine Central Bank regulations. The same valuation criterion under professional accounting standards is also to be applied to all subsidiaries.

g) Derivatives

Currency swap transactions carried out as a hedge for the Bank's exposure to CER index-adjustable peso denominated liabilities, without transferring the underlying asset, have been valued according to the net asset or liability position derived from variations in the underlying assets (CER plus 2% for assets) and variations in the US dollar quotation plus interest agreed for liabilities. This criterion differs from professional accounting standards.

Currency swap transactions carried out as a hedge for the Bank's exposure to obligations issued in Euros have been valued according to the criterion described in Note 7.1. This criterion differs from professional accounting standards.

3.2. Disclosure issues

a) Statement of source and application of funds, earning per share and business segment

The criterion established by Technical Pronouncement No. 19 for disclosing these items differs from that established by the Argentine Central Bank in its Circular CONAU 1.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

4. RESTRICTED ASSETS OF RELATED COMPANIES

As of September 30, 2005, BHN Sociedad de Inversi6n Sociedad An6nima did not have any restricted assets.

5. NATIONAL GOVERNMENT COMPENSATING BONDS

On June 23, 2005 BACS Banco de Crédito y Securitizaci6n SA submitted to the BCRA a note requesting the review of the determined calculation of compensating bonds. Said request was based on the adjustment arising from the application of point 1.3 of Communication "A" 4122, in order to set a formal record of the right to compensation for the pesification of said securities and certificates held by the Bank as of December 31, 2001 in view of repo transactions arranged with other financial institutions. Therefore, a new calculation of the compensation has been carried out, which determines a positive adjustment of the compensating bond for US$ 27,316.95 thousand, a figure that increases the amount of BODEN 2012 receivable by the bank by US$ 41,152.90. In case of a favorable resolution, this compensation would be determined as follows: the amount of the compensating bond would be increased to US$ 41,152.90 and the Bank would not have access to coverage bonds due to a negative net position. As a result, liabilities with BCRA would be eliminated which, as of September 30, 2005 amounted to Ps. 18,063 thousand in principal plus Ps. 11,989 in CER on principle due and Ps. 1,899 in accrued interest payable.

6. FINANCIAL TRUSTS - LEGAL ACTIONS INITIATED

On June 29, 2005, the Bank and the subsidiary BACS Banco de Crédito y Securitizaci6n SA initiated legal actions against First Trust of New York National Association, in its capacity of trustee under BACS I Mortgage Trust, demanding the fulfillment of the Trust Agreement and a compensation for damages caused by the trustee's behavior.

Said demand has been filed before the Federal Court of First Instance on Commercial Litigation Matters No. 16, Clerk's Office No. 32, of the Autonomous City of Buenos Aires.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2005
In comparative format with the previous year

7. MORTGAGE SYSTEMS INTERNATIONAL LLC ("MSI")

In view of the equity interest held by BHN Sociedad de Inversión S.A. in Mortgage Systems International LLC ("MSI"), and considering the problems that could arise from continuing to maintain an equity interest higher than 12.5% in a company which does not currently provide services supplementary to the Bank's specific activities, through Minutes No. 135 dated December 3, 2003 the Board of Directors resolved to: i) properly reflect the situation arising from the equity interest held in MSI in a note to consolidated financial statements; ii) consider the excess equity interest held by BHN Sociedad de Inversión S.A. in MSI's capital stock as a higher consolidated minimum capital requirement, as established by applicable regulations; and iii) make the pertinent presentations to the BCRA proposing the correct classification.

On November 07, 2005, and in view of the abovementioned equity interest sale status, an extension of the term for standard classification until December 31, 2005 was requested to the Argentine Central Bank. As of the date of presentation of this financial statements, an official answer is pending.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
February 20, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

AUDITORS' REPORT

To the Directors and Shareholders of
Banco Hipotecario SA
Reconquista 151
Autonomous City of Buenos Aires

1. We have performed an audit of the Balance Sheet of Banco Hipotecario SA (the Bank) as of December 31, 2005 and 2004, and of the related Income Statements and Statement of Sources and Application of Funds for the fiscal years then ended, the statement of changes in shareholders' equity for the fiscal year ended December 31, 2005, as well as supplementary Notes 1 to 44, and Schedules A, B, C, D, E, F, G, H, I, J, K, L and N. We have also performed an audit of the consolidated financial statements of Banco Hipotecario SA and its subsidiaries for the fiscal years ended December 31, 2005 and 2004, as well as consolidated Schedule B and Notes 1 to 7 to the consolidated financial statements, which are presented as supplementary information. The preparation and issuance of these financial statements are the responsibility of the Bank.

2. Our audit was conducted in accordance with the auditing standards applicable in Argentina and with the "Minimum requirements for External Audits" issued by the Argentine Central Bank (Banco Central de la República Argentina – BCRA). Said auditing standards require auditors to plan and carry out the auditing work with the purpose of achieving a reasonable level of certainty about the financial statements being exempt of significant errors, and issuing an opinion about the reasonability of the relevant information disclosed by the financial statements. An auditing process involves examining, based on selective audits, the evidence supporting the amounts and the information disclosed by the financial statements. An auditing process also involves an assessment of the applied accounting standards and significant estimates issued by the Company, as well as an evaluation of the general presentation of the financial statements. We deem the audits performed are reasonable basis for grounding our report.

3. These financial statements should be read in the light of the level of exposure to the Public Sector, as specified in Note 4, regarding the Banks' financial statements taken as a whole.

4. As mentioned in Note 7 "Basis for presentation of the financial statements", the Bank has prepared these financial statements applying the valuation and disclosure criteria established by the regulations of the Argentine Central Bank in its capacity as Financial Institutions Control Authority, through the issue of Circular CONAU-1, complementary regulations and amendments. However, as mentioned in Note 8, those criteria for valuing certain assets and liabilities and the financial statement disclosure and presentation criteria established by the Control Authority are not in accordance in certain aspects with professional accounting standards in effect in the Autonomous City of Buenos Aires and CNV regulations, the effects of which have not been disclosed in these financial statements.

5. On February 9, 2005, we issued an audit report on the Bank's financial statements and consolidated financial statements for the fiscal years ended December 31, 2004 and 2003, with qualifications that have been solved or experienced favorable progress to date, as indicated in Notes 1 and 3 to the financial statements, in connection with the sovereign debt restructuring process and compensations collected and receivable by the Bank, described in Notes 3 and 4. That report also included certain departures from professional accounting standards for the reasons indicated in item 4. above.

6. In our opinion:

   a) the financial statements of Banco Hipotecario SA fairly present in all material respects, its financial condition as of December 31, 2005 and 2004, and the results of its operations and the statement of source and application of funds for the fiscal years then ended, the statements of changes in shareholders' equity for the fiscal years ended December 31, 2005, in accordance with Argentine Central Bank regulations and, except the departures from professional accounting standards indicated in item 4. above, with the Argentine GAAP.

   b) the consolidated financial statements of Banco Hipotecario SA and its controlled companies fairly present in all material respects, their consolidated financial condition as of December 31, 2005 and 2004, and the consolidated results of its operations and the consolidated statement of source and application of funds for the fiscal years then ended, in accordance with Argentine Central Bank regulations and, except the departures from professional accounting standards indicated in item 4. above, with the Argentine GAAP.

7. As called for by the regulations in force, we report that:

   a) The Bank's financial statements and consolidated financial statements have been transcribed to the "Inventory and Balance Sheet" book and, insofar as concerns our field of competence, are in compliance with the provisions of Law 19550 and regulations issued by the BCRA and the CNV.

   b) The Bank's financial statements stem from accounting record systems kept in all formal respects as called for by prevailing legal rules and BCRA rules, which maintain the same security and integrity conditions as those authorized by the CNV.

   c) As of December 31, 2005, the liabilities accrued in respect of employee withholdings and employer contributions towards the National Social Security System, according to the accounting records and supporting schedules, amounted to $ 1,548,046.38, which were not yet due at that date.

Autonomous City of Buenos Aires, February 20, 2006

PRICE WATERHOUSE & CO. S.R.L.

(Partner)

CPCECABA T° 1 F° 17
Mirta S. Maletta
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 176 F° 82

REPORT OF THE SYNDICS' COMMITTEE

To
the Directors and Shareholders of
BANCO HIPOTECARIO SOCIEDAD ANÓNIMA.
Reconquista, 151
Autonomous City of Buenos Aires

1. In our capacity as members of the Syndics Committee of BANCO HIPOTECARIO SOCIEDAD ANÓNIMA, we have performed a review of the Balance Sheet as of December 31, 2005, and the related Income Statement, Statement of Changes in Shareholders' Equity and Statement of Source and Application of Funds for the fiscal year ended on said date, as well as supplementary Notes 1 to 44, and Schedules A, B, C, D, E, F, G, H, I, J, K, L and N, which have been submitted by the Bank to our consideration. We have also performed an audit of the consolidated financial statements of BANCO HIPOTECARIO SOCIEDAD ANÓNIMA and its controlled companies for the fiscal year ended December 31, 2005, as well as consolidated Schedule B and Notes 1 to 7 to the consolidated financial statements, which are presented as supplementary information. The preparation and issuance of the abovementioned documents are the responsibility of the Bank.

2. Our work was performed in accordance wit h standards applicable to syndics. These standards require audits on the accounting documents detailed in section 1. to be performed in accordance with the auditing standards in force in Argentina, including verifications about the reasonability of the significant information of the audited documents and the consistency of the audited documents with the information concerning the corporate decisions which we have become aware of, which have been disclosed in Board of Directors and Shareholders' meetings minutes, and assessments about the conformity of those decisions with the laws and the by-laws insofar as concerns formal and documentary aspects.

   For the purposes of our professional work involving the accounting documents detailed in section 1., we have reviewed the work performed by External Auditor Price Waterhouse & Co. S.R.L., who issued a report dated February 20, 2006, with the contents of which we concur, in accordance with auditing standards in force applicable to annual financial statements audits, in conformity with the professional accounting standards and the minimum standards on external audits issued by the Argentine Central Bank. That audit included verifying work planning processes as well as the nature, scope and convenience of the applied procedures and the results of the audit performed by that Accounting Firm. An audit requires the auditor to plan and carry out the auditing work with the purpose of achieving a reasonable level of certainty about the financial statements being free from any material misstatements or significant errors. An audit includes examining, on a selective test basis, the judgmental elements supporting the information disclosed in the financial statements and assessing the accounting standards used, the significant estimates made by the Company's Board of Directors and the overall financial statement presentation.

It is not the responsibility of the Syndics Committee to perform any controls over the management, so audit did not cover the business decisions and corporate criteria regarding the different areas of the Bank, as such matters are the exclusive responsibility of the Board of Directors.

3. These financial statements should be read in the light of the level of exposure to the Public Sector, as specified in Note 4, regarding the Banks' financial statements taken as a whole.

4. As mentioned in Note 7 "Basis for presentation of the financial statements", the Bank has prepared these financial statements applying the valuation and disclosure criteria established by the regulations of the Argentine Central Bank in its capacity as Financial Institutions Control Authority, through the issue of Circular CONAU-1, complementary regulations and amendments. However, as mentioned in Note 8, those criteria for valuing certain assets and liabilities and the financial statement disclosure and presentation criteria established by the Control Authority are not in accordance in certain aspects with professional accounting standards in effect in the Autonomous City of Buenos Aires and CNV regulations, the effects of which have not been disclosed in these financial statements.

5. On February 9, 2005, the Syndics Committee issued an audit report on the Bank's financial statements and consolidated financial statements for the fiscal years ended December 31, 2004, with qualifications that have been solved or experienced favorable progress to date, as indicated in Notes 1 and 3 to the financial statements, in connection with the sovereign debt restructuring process and compensations collected and receivable by the Bank, described in Notes 3 and 4. That report also included certain departures from professional accounting standards for the reasons indicated in item 4. above.

6. In our opinion, the financial statements of Banco Hipotecario SA fairly present in all material respects, its financial condition as of December 31, 2005, and the results of its operations, the statement of changes in shareholders' equity and the statement of source and application of funds for the fiscal year then ended, in accordance with Argentine Central Bank regulations and, except the departures from professional accounting standards indicated in item 4. above, with the Argentine GAAP.

   Furthermore, the consolidated financial statements of Banco Hipotecario SA and its controlled companies fairly present in all material respects, their consolidated financial condition as of December 31, 2005, and the consolidated results of its operations and the consolidated statement of source and application of funds for the fiscal year then ended, in accordance with Argentine Central Bank regulations and, except the departures from professional accounting standards indicated in item 4. above, with the Argentine GAAP.

7. Pursuant to the requirements of the National Securities Commission as for the independence of the External Auditor and the quality of the auditing policies applied by it and the accounting policies of the Bank, the abovementioned External Auditor's report includes a representation indicating the auditing standards in force have been applied in accordance with the independence requirements regarding the accounting policies of the Bank and also indicating

that, considering the observation indicated in paragraph 4., no observations have been made as regards the application of said regulations and professional accounting standards.

Furthermore, any of the members of the Syndics Committee is hereby authorized to sign this Report on its behalf.

Autonomous City of Buenos Aires, February 20, 2006.

Ricardo Flammini

For the Syndics Committee



Banco Hipotecario Sociedad Anónima
Earnings Release - Fourth Quarter of Fiscal Year 2005

BANCO
HIPOTECARIO

Banco Hipotecario cordially invites you to participate in its
Fiscal Year 2005 Results Conference Call

Thursday, February 23, 2006, 11:00 EDT

To participate, please call:

USA: (800) 700-7860
Internacional: (612) 332-0630
Confirmation Number: 820401

Preferably 10 minutes before the call is due to begin.
The conference will be in English.

Contacts:
Marcelo Icikson
Nicolas Vocos
Capital Markets
Tel. (54-11) 4347- 5122 /5798
Fax (54-11) 4347-5874
Buenos Aires, Argentina
micikson@hipotecario.com.ar
nmvocos@hipotecario.com.ar

Gabriel Saidon
Chief Financial Officer
Tel. (54-11) 4347-5759 /5212
Fax (54-11) 4347-5874 /5113
Buenos Aires, Argentina
gsaidon@hipotecario.com.ar

Banco Hipotecario Sociedad Anónima reports fourth quarter 2005 results

Highlights

I. Executive Summary

- **Banco Hipotecario closed 2005 posting net income of Ps.253.3 million and shareholders' equity of Ps.2,217.1 million,** ranking first among Argentine private banks in terms of income and shareholders' equity for the third consecutive year. The Bank's sustained positive results and sound equity structure are the foundations for addressing the future challenge of maintaining sustained growth in private sector lending while strengthening its business franchise.

- **Significant profitability levels.** Consistent profitability levels recorded in the last three years mainly reflect the success of the Bank's business strategy designed to strengthen private sector intermediation volumes, solidify its balance sheet through sustained debt reduction and increased liquid assets, as well as the Bank's on-going improvement in loan asset quality.

- **Sound growth in lending, backed by outstanding performance in the retail segment,** and principally in mortgage loans, which doubled in originations as compared to the previous fiscal year, and higher personal loans and credit card financing. Non-financial private loans increased Ps.363.2 million (20%) in 2005, and retail deposits featured a significant 130% increase as compared to the previous year.

- **Net income for the fourth quarter of 2005 was Ps.88.1 million, 58% higher than in the fourth quarter of 2004.** The Bank's sound operating income for the quarter is mainly explained by the increase in recurring income, material improvement in loan asset quality, as the ratio of non-performing loans to total loans decreased to 7.46%, and improved operating efficiency, with an efficiency ratio, defined as administrative expenses over net operating income, of 39.1%.

- **The Bank successfully reopened its offering of 9.75% Notes due 2010, by issuing an additional US$ 100 million,** increasing the original amount issued under this series to US$ 250 million. This transaction is an important breakthrough for the Argentine capital market and affirmed the success achieved by Banco Hipotecario in November 2005.

- **Banco Hipotecario fully repurchased all of its restructured bank debt and bonds due 2010,** becoming the first Argentine institution to repurchase a full tranche of its restructured debt following its debt restructuring. Upon restructuring, the medium-term guaranteed debt totaled US$ 268 million.

- **Improved Risk Rating.** Standard & Poors raised the Bank's Short -Term Deposits to raA-1 from raA-2. In addition, it affirmed the Bank's raA long-term rating on a local scale, thereby removing the Bank from Creditwatch Negative status..

The Bank's performance reflects successful management during the period when the Bank recorded Ps.253.3 million net income, 4.1% equity growth and US$ 395.1 debt reduction, as well as its US$ 610 million increase in liquid assets.

II. Relevant events during the quarter and recent developments

On November 23, 2005, the Bank announced that it would purchase all its outstanding guaranteed bank and bond debt due 2010, and on January 13, 2006 it redeemed all its outstanding medium-term guaranteed bonds. In this way, the Bank cancelled the entire tranche of its restructured debt, which totaled US$ 268 million as of the restructuring date. The Stock Appreciation Rights (StARs) attached to the medium term bonds continue outstanding, given their nature as separately tradable securities.

On December 1, 2005, the Bank made the fourth interest payment under its long-term debt due 2013 denominated in U.S. dollars and Euros, for US$ 7.5 million and EURO 5.3 million, respectively.

On January 26, 2006, the Bank concluded the issue of an additional US$ 100 million 9.75% Series IV Notes due 2010. This issue is the second tranche of the Bank series notes that mature on November 16, 2010. Through this placement, the total amount issued under this series is US$ 250 million. The issue was placed in the local and international capital markets, in Europe and Asia, among institutional and retail investors.

During the fourth quarter of 2005 and January 2006, the Bank directly subscribed in cash additional Boden due 2012 for an aggregate par value of US$ 537.7 million. Including the transactions previously reported, the Bank subscribed additional Boden due 2012 for a total par value of US$ 773.5 million under the compensation scheme granted to financial institutions. These transactions allowed the Bank to reduce its liabilities adjustable by CER by Ps.1,966 million and to reduce the amount of additional Boden pending subscription to US$ 59.3 million.

On February 2, 2006, Standard & Poors affirmed the raA long-term rating on a local scale, thereby removing the Bank from CreditWatch Negative status. In addition, S&P raised Short-Term Deposits to raA-1 from raA-2. In its report S&P stated that "the increase in the short-term rating reflects improvements in the Bank's liquidity position and maturity profile of its liabilities, as well as the significant repayment of Central Bank borrowings incurred in the context of the crisis".

III. Presentation of Information

The Bank's assets at December 31 include, US$ 813,3 million BODEN 2012 Argentine government bonds (the so-called BODENs) issued pursuant to Decree 905/ 02 as compensation for the loss suffered by the Bank as a result of the asymmetric "pesification" of assets and liabilities and the devaluation of the peso that took place in 2002. Additionally, the Bank's assets include the right to receive additional BODEN from the Argentine government for US$ 180.5 In accordance with Central Bank regulations, the Bank's compensatory and additional BODEN received and the right to receive additional BODEN from the Argentine government is recorded at book value, including the accrual of interest on such bonds during the periods under analysis in this press release, which is recorded as income on the Bank's income statement.

Assets and liabilities denominated in foreign currency as of December 31, 2005 were converted to pesos at the exchange rate of Ps.3.0315/US$1.00 and Ps.3.59201/EUR1.00, which was the reference exchange rate published by the Central Bank on such date.

Selected financial information [1]

Buenos Aires, February 20, 2006 *- Banco Hipotecario S.A. (Buenos Aires Stock Exchange: BHIP) reports fourth quarter 2005 results.*

The Bank's net income for the fourth quarter of 2005 was Ps.88.1 million, compared to the Ps.84.1 million recorded in the third quarter of 2005. This improvement mainly reflects higher recurring financial income due to: i) higher interest income from increased financial intermediation activities and the broader range of products offered; ii) the positive impact of the net position in assets adjusted by the CER index on the Bank's income; iii) the significant reduction in financial expenditures experienced during this quarter resulting from the substantial decrease of Central Bank borrowings and ensuing reduction in the Bank's equity that is exposed to inflation; and iv) higher miscellaneous income, net, resulting from the reversal of provisions due to lower contingent liabilities for stock appreciation rights (StARs) issued in 2004 in connection with the restructuring of the Bank's debt and higher income from services, net, due to higher income from insurance premiums and fees related to new products. These effects were partially offset by: i) the positive impact of the sale of guaranteed loans for subscription of additional Boden recorded in the third quarter and lower income from government securities and certificates of participation due to the lower appreciation in their value; and ii) higher administrative expenses, mainly resulting from increased salary expenses, which include estimated bonuses payable in the next fiscal year.

Net income for the fourth quarter of 2005 was Ps.88.1 million, compared to Ps.55.7 million as of December 31, 2004. Results for the fourth quarter of 2005 primarily reflect higher net miscellaneous income resulting from the reversal of provisions related to stock appreciation rights included in the medium-term bonds, which were retired, and higher recoveries of mortgage loans that had been written off. These effects were partially offset by: i) a reduction in financial income resulting from the lower income from repurchase of the Bank's financial debt; ii) higher financial expenditures mainly resulting from the increase in the CER index on Central Bank borrowings, partially offset by lower average balances; and iii) higher administrative expenses due to increased salary expenses during the period.

	Quarter Ended			Variation (%)	
	12/31/05	09/30/05	12/31/04	Quarterly	Annual
Financial income	156,563	219,423	165,686	(28.7)%	(5.5)%
Financial expenditures	(92,740)	(127,113)	(83,414)	(27.0)%	11.2%
Net financial income	**63,823**	**92,310**	**82,272**	**(30.9)%**	**(22.4)%**
Provision for loan losses	(5,742)	(3,980)	(3,824)	44.3%	50.2%
Net contribution from insurance	10,842	10,142	9,024	6.9%	20.1%
Other income from services, net	1,083	850	995	27.4%	8.8%
Administrative expenses	(39,057)	(33,814)	(34,417)	15.5%	13.5%
Miscellaneous income, net	57,130	19,201	1,614	197.5%	N.A.
Net income	**88,079**	**84,709**	**55,664**	**4.0%**	**58.2%**

1 Unless otherwise indicated, all financial data presented in the tables below are stated in thousands of Argentine pesos.

Financial Income

Financial income for the fourth quarter of 2005 was Ps.156.6 million, compared to Ps.219.4 million recorded in the third quarter of 2005. As was the case in the third quarter, financial income for the third quarter of 2005 reflected the positive impact on income caused by the settlement of guaranteed government loans at market prices that were used to subscribe additional Boden due 2012. Excluding such effect, the Bank's recurring financial income experienced sustained improvement as a result of higher income from financial intermediation activities and broader range of products offered and the positive impact of the Bank's net asset position adjusted by "CER". In addition, the Bank recorded higher income from repurchase of financial debt and the effect of changes in the exchange rate. These effects were offset by lower income from compensatory and additional Boden and lower income from government and private securities due to the lower appreciation of their market value.

Financial income was Ps.156.6 million as of December 31, 2005, a reduction of Ps.9.1 million or 5.5% compared to Ps.165.6 million recorded in the fourth quarter of 2004. The significant improvement reflected by the higher interest income from loans to the private sector as a consequence of the Bank's increased volume of business, higher interest income from government sector loans, higher income from government and private securities due to the appreciation of their market value and income resulting from the effect of changes in exchange rates and appreciation of metals were offset by: I) lower income from prepayment of restructured financial debt; ii) lower income from guaranteed government loans due to lower average balances related to the subscription of additional Boden due 2012; and iii) lower income from compensatory and additional Boden..

	Quarter Ended			Variation (%)	
	12/31/05	09/30/05	12/31/04	Quarterly	Annual
Interest on private sector loans	53,175	53,030	48,469	0.3%	9.7%
Interest on government sector loans	4,842	4,109	2,564	17.8%	88.8%
Interest on guaranteed loans	7,508	64,572	14,363	(88.4)%	(47.7)%
Income from compensatory and additional BODEN	3,824	15,527	12,798	(75.4)%	(70.1)%
Income from securities and other investments	44,524	54,226	20,948	(17.9)%	112.5%
Buyback of restructured debt	11,194	4,719	39,753	137.2%	(71.8)%
Effects of changes in exchange rate	16,878	14,851	-	13.6%	N.A.
Other financial income	14,618	8,389	26,791	74.2%	(45.5)%
Total Financial Income	**156,563**	**219,423**	**165,686**	**(28.7)%**	**(5.5)%**

Financial Expenditures

Financial expenditures for the fourth quarter of 2005 decreased to Ps.92.7 million, from Ps.127.1 million as of September 30, 2005, as a result of: i) the substantial reduction of Central Bank borrowings resulting from the direct subscription of additional Boden due 2012; and ii) higher interest liabilities under new external financing incurred during the period and an increase in the LIBOR rate, partially offset by restructured financial debt prepayments.

In addition, financial expenditures as of December 31, 2005 increased 11.2% from Ps.83.4 million recorded during the fourth quarter of 2004. This increase resulted primarily from: i) the impact on the financial debt caused by the increase in the LIBOR rate on new financing incurred during the period, partially offset by lower average balances resulting from scheduled amortization payments and debt repurchased at market prices; and ii) higher interest liabilities resulting from increased balances on savings accounts and time deposits. These effects were partially offset by lower income from Central Bank borrowings due to prepayments under the matching transaction and direct subscription of additional Boden due 2012.

	Quarter Ended			Variation (%)	
	12/31/05	09/30/05	12/31/04	Quarterly	Annual
Interest on external financing	46,485	37,839	23,507	22.8%	97.7%
Interest on inter-bank loans	7,649	8,387	6,561	(8.8)%	16.6%
Central Bank borrowings	31,410	73,487	36,047	(57.3)%	(12.9)%
Other interest liabilities	4,543	4,257	1,650	6.7%	175.3%
Income from securities and other investments	-	-	-	NA	NA
Effects of changes in exchange rate	-	-	10,501	NA	NA
Contributions and taxes	2,653	3,143	5,148	(15.6)%	(48.5)%
Total Financial Expenditures	**92,740**	**127,113**	**83,414**	**(27.0)%**	**11.2%**

Net Contribution from Insurance

As compared to the third quarter of 2005, net contribution from the Bank's insurance business increased to Ps.10.8 million as a consequence of higher premiums accrued due to increased origination of loans and increased insurance products offered, partially offset by higher claims paid during the quarter.

As compared to the fourth quarter of 2004, the Bank's insurance business increased 20.1%, to Ps.10.8 million as of December 31, 2005 from Ps.9.0 million as of December 31, 2004. This increase reflects the higher premiums earned from the Bank's increased volume of business and broader range of insurance products.

	Quarter Ended			Variation (%)	
	12/31/05	09/30/05	12/31/04	Quarterly	Annual
Property damage premium	3,346	3,152	3,181	6.2%	5.2%
Life insurance premium	9,022	7,981	6,659	13.0%	35.5%
Unemployment insurance premium	357	385	410	(7.3)%	(12.9)%
Additional Insurance	698	672	545	3.9%	28.1%
Total premiums	**13,423**	**12,190**	**10,795**	**10.1%**	**24.3%**
Property damage insurance claims paid	98	102	94	(3.9)%	4.3%
Life insurance claims paid	2,338	1,835	1,570	27.4%	48.9%
Unemployment insurance claims paid	43	40	42	7.5%	2.4%
Additional Claims	102	71	65	43.7%	56.9%
Total claims	**2,581**	**2,048**	**1,771**	**26.0%**	**45.7%**
Net contribution from insurance	**10,842**	**10,142**	**9,024**	**6.9%**	**20.1%**

Other Income from Services, Net

For the fourth quarter of 2005, other income from services, net increased slightly to Ps.1.1 million compared to Ps.0.9 million as of September 30, 2005. This increase was mainly due to higher commissions derived from the origination of mortgage loans and new consumer products, partially offset by higher expenditures on services related to the Bank's higher volume of business.

Income from services, net amounted to Ps.1.1 million as of December 31, 2005, compared to Ps.1.0 million in the fourth quarter of 2004. The changes in other income from services, net resulted primarily from higher income from services due to the Bank's increased retail business, primarily fees, partially offset by expenditures paid to third parties for the origination of products.

	Quarter Ended			Variation (%)	
	12/31/05	09/30/05	12/31/04	Quarterly	Annual
Commissions related to origination and servicing of own and third party loans	**5,814**	**5,596**	**4,208**	3.9%	38.2%
FONAVI service commissions	**877**	**731**	**689**	20.0%	27.3%
Other	**4,417**	**2,778**	**1,146**	59.0%	285.4%
Other income from services	**11,108**	**9,105**	**6,043**	**22.0%**	**83.8%**
Commissions paid in connection with loans	4,525	3,663	2,121	23.5%	113.3%
Collection services	61	92	56	(33.7)%	8.9%
Structuring and underwriting fees	1,425	1,450	1,157	(1.7)%	23.2%
Taxes	271	302	542	(10.3)%	(50.0)%
Other	3,743	2,748	1,172	36.2%	219.4%
Other expenditures on services	**10,025**	**8,255**	**5,048**	**21.4%**	**98.6%**
Income from services, net	**1,083**	**850**	**995**	**27.4%**	**8.8%**

Administrative Expenses

Administrative expenses for the fourth quarter of 2005 were Ps.39.1 million, compared to Ps.33.8 million recorded as of September 30, 2005. This increase reflects: i) higher salaries and social security contributions required under Argentine Law and collective bargaining negotiations; ii) an increase in bonuses resulting from estimated payments of bonuses to be made during fiscal year 2006. Such effects were partially offset by a decrease in other fees resulting from lower expenditures on different origination channels and lower operating expenses recorded during the period.

As compared to the fourth quarter of 2004, administrative expenses increased to Ps.39.1 million, due primarily to higher salaries and social security contributions required under Argentine Law, and the increase in the number of employees assigned to the Bank's new retail activities, higher advertising expenses due to the launching of new products and higher taxes. Such effects were partially offset by lower fees and lower provisions made for estimated bonuses payable.

	Quarter Ended			Variation (%)	
	12/31/05	09/30/05	12/31/04	Quarterly	Annual
Salaries and social security contributions	14,816	13,777	11,228	7.5%	32.0%
Bonuses and severance payments	4,783	77	5,956	N.A.	(19.7)%
Other fees	2,423	3,323	3,160	(27.1)%	(23.3)%
Advertising and publicity	2,931	3,229	2,156	(9.2)%	35.9%
Non recoverable VAT and other taxes	3,089	3,195	2,415	(3.3)%	27.9%
Operating expenditures	3,641	3,829	3,551	(4.9)%	2.5%
Amortizations	2,087	2,040	2,113	2.3%	(1.2)%
Other	5,287	4,344	3,838	21.7%	37.8%
Total administrative expenses	**39,057**	**33,814**	**34,417**	**15.5%**	**13.5%**
Administrative Expenses (annualized) / Total Assets	**1.62%**	**1.45%**	**1.17%**		

Miscellaneous Income, Net

As of December 31, 2005, miscellaneous income, net was Ps.57.1 million, compared to Ps.19.2 million during the third quarter of 2005. This increase resulted primarily from: i) higher reversal of provisions resulting from the recovery of stock appreciation rights (StARs) due to the prepayment of medium-term guaranteed bonds; ii) lower miscellaneous losses due to recovery of provisions made during the period; and iii) higher income from recovered loans.

In addition, for the fourth quarter of 2005, miscellaneous income, net increased by Ps.55.1 million from Ps.1.6 million recorded as of December 31, 2004 to Ps.57.1 million at December 31, 2005. This increase resulted primarily from: i) higher miscellaneous income mainly resulting from reversal of provisions related to stock appreciation rights included in the restructured medium-term bonds and increased loan recoveries; and ii) lower miscellaneous losses, net due to lower other provisions.

	Quarter Ended			Variation (%)	
	12/31/05	09/30/05	12/31/04	Quarterly	Annual
Penalty interest	1,435	1,690	2,338	(15.1)%	(38.6)%
Reversal of provisions	22,850	-	-	NA	NA
Loan loss recoveries	23,898	21,247	14,160	12.5%	68.8%
Other	3,326	3,116	(16,703)	6.7%	(119.9)%
Miscellaneous income	**51,509**	**26,053**	**(205)**	**97.7%**	**N.A.**
Other provisions	(10,477)	-	31,729	N.A.	(133.0)%
Insurance reserve provision	623	-	88	N.A.	N.A.
Taxes	76	105	504	(27.6)%	(84.9)%
Other Investments	(273)	679	-	(140.2)%	NA
Other	4,430	6,068	(34,140)	(27.0)%	(113.0)%
Miscellaneous losses	**(5,621)**	**6,852**	**(1,819)**	**(182.0)%**	**209.0%**
Total miscellaneous income (loss), net	**57,130**	**19,201**	**1,614**	**197.5%**	**N.A.**

Loans

The Bank's total loan portfolio, net of reserves, decreased by Ps.457.0 million, compared to Ps.2,750.4 million as of December 31, 2004, due primarily to: i) lower loan balances to the non-financial government sector resulting from the sale of guaranteed government loans at market prices; and ii) mortgage loan securitizations related to the issue of three series of Cédulas Hipotecarias during the quarter that resulted in a reduction in the principal amount of mortgage loans recorded on the Bank's balance sheet of Ps.192.2 million. Excluding the effect of the securitizations made during the period, the loan portfolio to the non-financial private sector, net of reserves, increased by Ps.363.2 million (20%), compared to December 31, 2004. This increase mainly reflected the origination of mortgage loans, higher credit card financing and personal loans and increased corporate loans.

In addition, the Bank's total loan portfolio at December 31, 2005 decreased by Ps.52.4 million to Ps.2,293.4 million from Ps.2,345.8 million as of September 30, 2005. This decrease resulted primarily from lower loan balances to the government sector resulting from: i) the sale of guaranteed government loans, whose proceeds were used to subscribe additional Boden; and ii) securitization of the mortgage portfolio for Ps.65.0 million resulting from the issuance of the fifth series of Cédulas Hipotecarias during the fourth quarter of 2005. Without giving effect to the lower balances of private loans resulting from mortgage loan securitizations, the loan portfolio to the non-financial private sector, net of reserves, increased by 5% or Ps.91.4 million, compared to the third quarter of 2005.

	Quarter Ended			Variation (%)	
Loan Portfolio – By Economic Sector	**12/31/05**	**09/30/05**	**12/31/04**	**Quarterly**	**Annual**
Non financial government sector	**278,112**	**357,649**	**843,774**	**(22.2)%**	**(67,0)%**
Financial sector	**21,872**	**21,210**	**84,333**	**3.1%**	**(74,1)%**
Non financial private sector	**2,199,236**	**2,200,781**	**2,156,728**	**(0.1)%**	**2,0%**
- Advances	217,183	224,377	145,690	(3.2)%	49,1%
- Mortgages[1]	1,664,267	1,678,338	1,898,723	(0.8)%	(12,3)%
- Documents	15,969	3,698	0	331.8%	N.A.
- Pledge loans	5,912	7,252	2,235	(18.5)%	164,5%
- Personal loans	158,908	105,514	19,712	50.6%	706,1%
- Credit cards	57,343	29,679	3,655	93.2%	1.468,9%
- Non-applied collections	(16,451)	(12,505)	(11,949)	31.6%	37,7%
- Other	56,632	125,796	60,429	(55.0)%	(6,3)%
- Interest accrued on uncollected loans due to changes in exchange rate	39,473	38,632	38,233	2.2%	7,2%
Reserves	**(205,832)**	**(233,816)**	**(334,400)**	**(12.0)%**	**(38,4)%**
Total loan portfolio	**2,293,388**	**2,345,824**	**2,750,435**	**(2.2)%**	**(16,6)%**

[1] Includes Ps.124,343 thousand at December 31, 2005, Ps.205,899 thousand at September 30, 2005 and Ps.270,016 thousand at December 31, 2004 of individual mortgage loans conveyed in a trust in anticipation of future securitizations.

Asset Quality

The following table sets forth information regarding the classification of the Bank's total loan portfolio according to the Central Bank's criteria, as of December 31, 2005.

	December 31, 2005				
Category	Consumer	Commercial	Total	30/06/05	09/30/04
Normal	1,590,260	720,862	2,311,122	2,372,936	2,699,521
Special collection and inadequate performance	80,102	6,621	86,723	76,424	104,209
Problematic and deficient performance	43,091	5,246	48,337	47,131	59,212
High risk of insolvency and difficult collection	61,257	1,212	62,469	66,155	87,062
Uncollectible	53,408	154	53,562	83,575	177,073
Uncollectible for technical reasons	28,869	0	28,869	29,089	39,890
Total	**1,856,987**	**734,095**	**2,591,082**	**2,675,310**	**3,166,967**
Non performing loans			193,237	225,950	363,237
Non performing loans / total loans			7.46%	8.45%	11.47%
Reserve for loan losses			205,833	233,816	334,400
Reserve for loan losses / Total non performing loans			106.52%	103.48%	92.06%
Non performing loans, net / Shareholders' equity			(0,49)%	(0,29)%	0,91%

The ratio of non-performing loans to total loans as of December 31, 2005 was 7.46%, 401 and 99 basis points lower than the 11.47% and 8.45% recorded as of December 31, 2004 and September 30, 2005, respectively. The ratio of non-performing loans to total loans excluding the government sector decreased 728 and 140 basis points compared to December 31, 2004 and September 30, 2005, respectively, reflecting a substantial improvement in the quality of the loan portfolio during the period.

This result was primarily attributable to improved collection from the Bank's mortgage debtors, revamped collection management efforts and analysis of non-performing loans, and the origination of new consumer and commercial loans.

Funding Sources

Total on-balance sheet funding as of December 31, 2005, was Ps.4,135.4 million, Ps.1,568.6 million or 11.9% lower than the Ps.5,704.0 million recorded as of December 31, 2004. The decrease in total funding as compared to the fourth quarter of 2004 is primarily the result of: i) the significant reduction in Central Bank liabilities due to the early prepayment of all the outstanding amounts due to the Central Bank and lower liabilities adjustable by CER that resulted from the subscription of additional Boden due 2012; and ii) lower corporate bonds and indebtedness to banks and international agencies resulting from scheduled amortization payments on the Bank's medium-term debt and repurchases of restructured debt at market prices, partially offset by the issue of US$ 150.0 million notes. In addition, deposits experienced a significant increase, mainly including savings account and time deposits.

The Bank's total debt decreased to Ps.5,551.5 million from Ps.6,749.1 million at December 31, 2004 as a result of the recording in other liabilities of currency swap transactions and other derivatives aimed at protecting the Bank's equity position against market risks. The actions taken with respect to the management of assets and liabilities consolidate the Bank's sound financial and equity position, and have a strong positive impact on its balance-sheet quality.

Total on-balance sheet funding for the fourth quarter of 2005 decreased Ps.357.8 million or 6.1%, from Ps.5,909.3 million in the third quarter of 2005, mainly as a result of the direct subscription of additional Boden due 2012 and the resulting decrease in Central Bank liabilities, partially offset by the issue of US$ 150.0 million Notes.

On December 1, 2005, he Bank made the fourth interest payment under its long-term debt due 2013 denominated in U.S. dollars and Euros, for US$ 7.5 million and EURO 5.3 million, respectively.

On January 26 Banco Hipotecario concluded the issue of its US$100 million 9.75% Series IV Notes due 2010. This issue is the second tranche of this series, and matures on November 16, 2010. Through this placement, the total amount issued under this series is US$ 250 million. The issue was placed in the local and international capital markets, in Europe and Asia, among institutional and retail investors.

During the fourth quarter of fiscal year 2005 and January 2006 Banco Hipotecario directly subscribed in cash additional Boden due 2012 for an aggregate par value of US$ 537.7 million. Including the transactions previously reported, the Bank subscribed Boden for a total par value of US$ 773.5 million under the compensation scheme granted to financial institutions. These transactions allowed the Bank to reduce its liabilities adjustable by CER by Ps.1,966 million.

As of December 31, 2005, shareholders' equity amounted to 27.6% of assets and the ratio of debt to shareholder's equity was 1.9 times.

	Quarter Ended			Variation (%)	
	12/31/05	**09/30/05**	**12/31/04**	**Quarterly**	**Annual**
Deposits	539,800	411,394	236,392	31.2%	74.0%
Corporate bonds	2,747,728	2,353,143	2,769,684	16.8%	(15.0)%
Central Bank	467,489	1,506,583	2,198,949	(69.0)%	(31.5)%
Interbank loans and international agencies	311,323	410,335	498,957	(24.1)%	(17.8)%
Other interest bearing liabilities	69,043	12,505	-	452.1%	N.A.
Total Funding	**4,135,383**	**4,693,960**	**5,703,982**	**(11.9)%**	**(17.7)%**
Other non-interest bearing liabilities	1,416,126	1,215,312	1,045,159	16.5%	16.3%
Total Debt	**5,551,509**	**5,909,272**	**6,749,141**	**(6.1)%**	**(12.4)%**

Balance Sheet

(amounts in thousands of pesos)

	12/31/05	09/30/05	12/31/04
Cash and due from banks	275,465	380,590	316,423
Government securities	2,172,123	1,135,751	816,200
Consumer loans	1,555,273	1,495,350	1,657,399
Other Loans	819,604	878,391	1,157,420
Reserve for loan losses	(172,691)	(176,913)	(287,142)
Loans, net	2,202,186	2,196,828	2,527,677
Other receivables from financial operations	2,780,962	3,937,828	4,559,453
Reserve for other receivables from financial operations	(33,141)	(56,903)	(47,258)
Miscellaneous assets	632,088	738,063	864,587
Total Assets	**8,029,683**	**8,332,157**	**9,037,082**
Deposits	539,800	411,394	236,392
Other liabilities from financial operations	5,011,709	5,497,880	6,512,749
Miscellaneous liabilities	261,059	293,847	328,781
Total Liabilities	**5,812,568**	**6,203,121**	**7,077,922**
Shareholders' Equity	**2,217,115**	**2,129,036**	**1,959,160**

Income Statement

(amounts in thousands of pesos)

	12/31/05	09/30/05	12/31/04
Financial income	730,432	573,868	707,880
Financial expenditures	(455,388)	(362,647)	(296,442)
Provision for losses on loans	(19,786)	(14,044)	(17,130)
Income from services	81,729	57,198	67,433
Expenditures on services	(37,181)	(24,575)	(26,939)
Administrative expenses	(129,884)	(90,827)	(105,335)
Miscellaneous income	128,876	77,367	100,501
Miscellaneous losses	(45,491)	(51,112)	(150,825)
Income tax	-	-	-
Net income	**253,307**	**165,228**	**279,143**

Selected Ratios

(Cifras en miles de pesos, excepto porcentajes)

	12/31/05	09/30/05	12/31/04
Profitability			
ROAA (Return on average assets)[1]	2,89%	2,45%	3,38%
ROAE (Return on average shareholders' equity)	12,26%	10,82%	15,18%
Net interest margin	3,14%	3,14%	4,98%
Efficiency[2]	39,06%	37,13%	21,76%
Capital			
Total shareholder's equity / total assets	27,61%	25,55%	21,68%
Funding / total shareholders' equity	1,9	2,2	2,9
Liquidity			
Current assets / deposits	453,42%	368,59%	479,13%
Loans / deposits	407,96%	534,00%	1069,27%
Asset Quality			
Non-performing loans / total loans	7,46%	8,45%	11,47%
Reserves for loan losses / total non-performing loans	106,52%	103,48%	92,06%
Reserves for loan losses, net / total loan portfolio	(0,49)%	(0,29)%	0,91%

[1] Based on annualized results.
[2] Administrative expenses (excluding severance payments and bonuses) over net financial income and income from services, net.